UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

[ ]   **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g)**
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

OR

[ ]   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ ]   **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d)**
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Republic of The Marshall Islands
(Jurisdiction of incorporation or organization)

Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau,
Commonwealth of the Bahamas
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

20,240,547 Common Units
14,734,572 Subordinated Units

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer [ ]   Accelerated Filer [X]   Non-Accelerated Filer [ ]

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 [ ] Item 18 [X]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

TEEKAY LNG PARTNERS L.P.
INDEX TO REPORT ON FORM 20-F

This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words "expect," "intend," "plan," "believe," "anticipate," "estimate" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

- *our ability to make cash distributions on our units or any increases in the quarterly distributions;*

- *our future financial condition and results of operations and our future revenues and expenses;*

- *global growth prospects of the liquefied natural gas (LNG) & and liquefied petroleum gas (LPG) shipping and tanker markets (LPG market entered into in 2007);*

- *LNG, LPG, and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG, and tanker market;*

- *the expected lifespan of a new LNG carrier, LPG carrier, and Suezmax tanker;*

- *planned and estimated future capital expenditures and availability of capital resources to fund capital expenditures;*

- *our ability to maintain long-term relationships with major LNG and LPG importers and exporters and major crude oil companies;*

- *our ability to leverage to our advantage Teekay Shipping Corporation's relationships and reputation in the shipping industry;*

- *our continued ability to enter into long-term, fixed-rate time charters with our LNG and LPG customers;*

- *obtaining LNG and LPG projects that we or Teekay Shipping Corporation bid on or have been awarded;*

- *our ability to maximize the use of our vessels, including the re-deployment or disposition of vessels no longer under long-term charter;*

- *expected purchases and deliveries of newbuilding vessels and commencement of service of newbuildings under long-term contracts, including those relating to the RasGas 3, Tangguh LNG, and Skaugen projects;*

- *the expected timing, amount and method of financing for the purchase of five of our existing Suezmax tankers;*

- *our expected financial flexibility to pursue acquisitions and other expansion opportunities;*

- *the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;*

- *the expected impact of heightened environmental and quality concerns of insurance underwriters, regulators and charterers;*

- *the anticipated taxation of our partnership and its subsidiaries; and*

- *our business strategy and other plans and objectives for future operations.*

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG and LPG infrastructure; potential development of an active short-term or spot LNG and LPG shipping market; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports.

Forward-looking statements in this Annual Report are necessarily estimates reflecting the judgment of senior management and involve known and unknown risks and uncertainties. These forward-looking statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Accordingly, these forward-looking statements should be considered in light of various important factors, including those set forth in this Annual Report under the heading "Risk Factors".

We do not intend to revise any forward-looking statements in order to reflect any change in our expectations or events or circumstances that may subsequently arise. You should carefully review and consider the various disclosures included in this Annual Report and in our other filings made with the SEC that attempt to advise interested parties of the risks and factors that may affect our business, prospects and results of operations.

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

The following tables present, in each case for the periods and as of the dates indicated, summary:

- historical financial and operating data of Teekay Shipping Spain S.L. and its subsidiaries (or *Teekay Spain*), which was named Naviera F. Tapias S.A. prior to its acquisition by Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l. (or Luxco), on April 30, 2004; and

- historical financial and operating data of Teekay LNG Partners L.P. and its subsidiaries (sometimes referred to as the *Partnership, we* or *us*) since its initial public offering on May 10, 2005, in connection with which it acquired Luxco from Teekay Shipping Corporation.

The summary historical financial and operating data has been prepared on the following basis:

- the historical financial and operating data of Teekay Spain excludes financial information related to three businesses previously held in separate subsidiaries and unrelated to the marine transportation of LNG and crude oil, which were disposed of prior to Teekay Shipping Corporation's acquisition of Teekay Spain;

- the historical financial and operating data of Teekay Spain as at and for the years ended December 31, 2002 and 2003 and the four months ended April 30, 2004 are derived from the audited consolidated financial statements of Teekay Spain;

- the historical financial and operating data of Luxco as at December 31, 2004 and for the eight months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 reflect the acquisition of Teekay Spain by Teekay Shipping Corporation through Luxco and are derived from the audited consolidated financial statements of the Partnership;

- the historical financial and operating data of Teekay LNG Partners L.P. as at December 31, 2005 and for the periods from May 10, 2005 to December 31, 2005 reflect its initial public offering and related acquisition of Luxco and are derived from the audited consolidated financial statements of the Partnership; and

- the historical financial and operating data of Teekay LNG Partners L.P. as at December 31, 2006 reflects the (a) acquisition of Teekay Shipping Corporation's 70% interest in Teekay Nakilat upon delivery of the first of three LNG carriers (or the *RasGas II* vessels) and (b) consolidation of variable interest entities (or VIE's) as issued by the Financial Accounting Standards Board (or FASB), FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (or FIN 46). As a result, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat III in its consolidated financial statements effective November 1, 2006, as both entities are VIE's and the Partnership became their primary beneficiary upon its agreement to acquire interests in these entities.. The assets and liabilities of Teekay Tangguh and Teekay Nakilat III are reflected in the Partnership's financial statements at historical cost as the Partnership and these two VIE's are under common control.

Our historical operating results include the historical results of Luxco for the nine months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 (or the *2005 Pre-IPO Period*). During these periods, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

- advances (including accrued interest) of $465.7 million as of December 31, 2004, from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain;

- net interest expense related to the advances of $9.8 million and $7.3 million for the nine months ended December 31, 2004 and for the 2005 Pre-IPO Period, respectively;

- an unrealized foreign exchange loss of $44.7 million for the nine months ended December 31, 2004 related to the advances, which are Euro-denominated, and a $23.8 million unrealized foreign exchange gain related to the advances for the 2005 Pre-IPO Period;

- other expenses of $1.1 million and $0.1 million for those respective periods;

- cash and cash equivalents of $2.2 million as of December 31, 2004; and

- its ownership interest in Teekay Spain and certain purchase rights and obligations for Suezmax tankers operated by Teekay Spain under capital lease arrangements, which it acquired from Teekay Spain on December 30, 2004.

Luxco's results relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation in the periods subsequent to May 9, 2005. Consequently, certain of our historical financial and operating data for the 2005 Pre-IPO Period may not be comparable to subsequent periods.

The following tables should be read together with, and are qualified in their entirety by reference to, (a) "Item 5. Operating and Financial Review and Prospects," included herein, and (b) the historical consolidated financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein, with respect to the consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 aggregated as follows:

<u>Year ended December 31, 2006</u>
- January 1 to December 31, 2006

<u>Year ended December 31, 2005</u>
- January 1 to May 9, 2005
- May 10 to December 31, 2005

<u>Year ended December 31, 2004</u>
- January 1 to April 30, 2004
- May 1 to December 31, 2004

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or *GAAP*).

	Years Ended December 31, 2002	2003	January 1 to April 30, 2004	May 1 to December 31, 2004	January 1 to May 9, 2005	May 10 to December 31, 2005	Year Ended December 31 2006
	(audited)		(audited)		(audited)		(audited)
				(in thousands, except per unit and fleet data)			
Income Statement Data:							
Voyage revenues	$ 59,866	$ 86,709	$ 40,718	$ 83,115	$ 50,129	$ 95,330	$ 182,773
Operating expenses:							
Voyage expenses (1)	5,334	4,911	1,842	3,090	251	407	2,030
Vessel operating expenses (2)	16,104	26,440	10,302	20,315	10,771	18,034	38,800
Depreciation and amortization	17,689	23,390	8,585	26,275	14,751	28,420	51,969
General and administrative	6,501	8,799	2,103	4,375	2,928	7,029	13,211
Total operating expenses	45,628	63,540	22,832	54,055	28,701	53,890	106,010
Income from vessel operations	14,238	23,169	17,886	29,060	21,428	41,440	76,763
Interest expense	(18,109)	(34,862)	(21,475)	(50,485)	(35,679)	(37,623)	(86,483)
Interest income	5,248	8,431	8,692	13,519	9,098	14,084	37,425
Foreign currency exchange gain (loss) (3)	(44,310)	(71,502)	18,010	(78,831)	52,295	29,524	(39,538)
Interest rate swaps gain (loss) (4)	(71,400)	14,715	3,985	—	—	—	—
Other income (loss) (5)	563	617	(10,934)	2,342	(17,927)	2,907	2,242
Net income (loss)	$ (113,770)	$ (59,432)	$ 16,164	$ (84,395)	$ 29,215	$ 50,332	$ (9,591)
General partner's interest in net income	$ —	$ —	$ —	$ —	$ —	$ 9,665	$ (191)
Limited partners' interest:							
Net income (loss)	(113,770)	(59,432)	16,164	(84,395)	29,215	40,667	(9,400)
Net income (loss) per:							
Common unit (basic and diluted) (6)	(4.85)	(2.53)	0.69	(3.60)	1.24	1.45	(0.20)
Subordinated unit (basic and diluted) (6)	(4.85)	(2.53)	0.69	(3.60)	1.24	1.15	(0.38)
Total unit (basic and diluted) (6)	(4.85)	(2.53)	0.69	(3.60)	1.24	1.31	(0.28)
Cash distributions declared per unit	—	—	—	—	—	0.65	1.80
Balance Sheet Data (at end of period):							
Cash and marketable securities	$ 20,141	$ 22,533	$ 11,289	156,410	$	34,469	$ 28,871
Restricted cash (7)	106,399	398,038	385,564	435,112		298,323	670,758
Vessels and equipment (8)	705,010	602,550	602,055	1,045,068		1,502,386	1,401,020
Total assets (7)(9)	882,604	1,069,081	1,021,695	1,885,366		2,070,815	2,531,413
Total debt and capital lease obligations (7)	882,027	1,129,426	1,072,379	1,853,869		1,248,136	1,570,338
Total stockholders'/partners' equity (deficit)	(106,105)	(164,809)	(144,186)	(123,002)		769,139	718,497
Common units outstanding (6)	8,734,572	8,734,572	8,734,572	8,734,572	8,734,572	20,238,072	20,240,547
Subordinated units outstanding (6)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
Cash Flow Data:							
Net cash provided by (used in):							
Operating activities	$ 20,418	$ 18,318	$ 14,808	$ 10,268	$ 11,867	$ 53,851	$ 83,049
Financing activities	176,316	(277,616)	(25,846)	393,149	(159,845)	241,498	(373,719)
Investing activities	(199,218)	262,766	901	(258,198)	19,066	(288,378)	285,072
Other Financial Data:							
Net voyage revenues (9)	$ 54,532	$ 81,798	$ 38,876	$ 80,025	$ 49,878	$ 94,923	$ 180,743
EBITDA (10)	(81,056)	(6,578)	36,887	(20,187)	73,195	99,381	90,869
Capital expenditures:							
Expenditures for vessels and equipment	186,755	133,628	5,522	83,703	43,962	429,378	1,037
Expenditures for drydocking	984	4,711	—	4,085	—	3,489	3,693
LNG Fleet Data:							
Calendar-ship-days (11)	93	518	242	660	516	944	1,522
Average age of our fleet (in years at end of period)	0.3	0.8	1.2	1.1	1.4	2.1	2.5
Vessels at end of period	1.0	2.0	2.0	4.0	4.0	4.0	5.0
Suezmax Fleet Data:							
Calendar-ship-days (11)	2,190	2,190	726	1,134	516	1,238	2,920
Average age of our fleet (in years at end of period)	5.3	6.3	6.6	3.2	3.6	3.0	4.0
Vessels at end of period	6.0	6.0	6.0	4.0	4.0	8.0	8.0

(1) Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2) Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)   Substantially all of these foreign currency exchange gains and losses were unrealized and not settled in cash. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. Our primary source for the foreign currency gains and losses is our Euro-denominated term loans, which totaled 325.8 million Euros ($443.7 million) at December 31, 2004, 318.5 million Euros ($377.4 million) at December 31, 2005, 311.6 million Euros ($411.3 million) at December 31, 2006, and Euro-denominated advances from Teekay Shipping Corporation, which totaled 341.9 million Euros ($465.7 million) at December 31, 2004.

(4)   We entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during periods prior to April 30, 2004 above have been recorded in earnings as "interest rate swaps gain (loss)" for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in "accumulated other comprehensive income (loss)" to the extent the hedge was effective and until the hedged item was recognized as income.

(5)   The $10.9 million other loss in the four months ended April 30, 2004 primarily resulted from a $11.9 million loss on the sale of non-shipping assets by Teekay Spain prior to its April 30, 2004 acquisition by Teekay Shipping Corporation. The $17.9 million other loss in the period from January 1, 2005 to May 9, 2005 primarily resulted from a write-off of capitalized loan costs and a loss on cancellation of interest rate swaps.

(6)   Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income (loss) allocated to our general partner's interest from our initial public issuance date of common units on May 10, 2005, by the weighted average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for net assets contributed to us.

(7)   We operate certain of our LNG carriers under tax lease arrangements. Under these arrangements, we borrow under term loans and deposit the proceeds into restricted cash accounts. Concurrently, we enter into capital leases for the vessels, and the vessels are recorded as assets on our balance sheet. The restricted cash deposits, plus the interest earned on the deposits, will equal the remaining amounts we owe under the capital lease arrangements, including our obligations to purchase the vessels at the end of the lease term where applicable. Therefore, the payments under our capital leases are fully funded through our restricted cash deposits, and our continuing obligation is the repayment of the term loans. However, under GAAP we record both the obligations under the capital leases and the term loans as liabilities, and both the restricted cash deposits and our vessels under capital leases as assets. This accounting treatment has the effect of overstating our assets and liabilities by the amount of restricted cash deposits relating to the corresponding capital lease obligations.

(8)   Vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels under capital leases, at cost less accumulated depreciation, and (c) advances on our newbuildings.

(9)   Consistent with general practice in the shipping industry, we use net voyage revenues (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net revenues after subtracting voyage expenses, which we call "net voyage revenues," are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with voyage revenues.

| | | Year Ended December 31, | | | | | | |
| | | | | 2004 | | 2005 | | |
	Year Ended December 31, 2002 (audited)	Year Ended December 31, 2003 (audited)	January 1 to April 30, 2004 (audited)	May 1 to December 31, 2004 (audited)	January 1 to May 9, 2005 (audited)	May 10 to December 31, 2005 (audited)	Year Ended December 31, 2006 (audited)	
Voyage revenues	$ 59,866	$ 86,709	$ 40,718	$ 83,115	$ 50,129	$ 95,330	$ 182,773	
Voyage expenses	(5,334)	(4,911)	(1,842)	(3,090)	(251)	(407)	(2,030)	
Net voyage revenues	$ 54,532	$ 81,798	$ 38,876	$ 80,025	$ 49,878	$ 94,923	$ 180,743	

(10)   EBITDA is used as a supplemental financial measure by management and by external users of our financial statements, such as investors, as discussed below:

.   *Financial and operating performance.* EBITDA allows us to measure the financial and operating performance of our assets without regard to financing methods, capital structure or historical cost basis. For instance, our net income is affected by whether we finance assets or operations with debt or equity and by changing interest rates. Likewise, our net income is affected by how much we pay for an asset and that asset's depreciation or amortization schedule. By reviewing our earnings before the impact of interest, taxes, depreciation and amortization, we, our investors and others can understand the performance of our assets and operations on a more comparable basis from period to period and against the performance of other companies in our industry.

.   *Liquidity.* EBITDA allows us to assess the ability of our assets to generate cash sufficient to service debt, make distributions to our unitholders and undertake capital expenditures. For example, reviewing our earnings before the impact of non-cash depreciation and amortization charges, and before the payment of interest on debt we incur, provides us an understanding of how much cash is available to pay interest.

EBITDA should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented below may not be comparable to similarly titled measures of other companies.

			Year Ended December 31,					
			2004		2005			
	Year Ended December 31, 2002	2003	January 1 to April 30, 2004	May 1 to December 31, 2004	January 1 to May 9, 2005	May 10 to December 31, 2005	Year Ended December 31, 2006
	(audited)		(audited)		(audited)		(audited)
Reconciliation of "EBITDA" to "Net income (loss)":							
Net income (loss)	$ (113,770)	$ (59,432)	$ 16,164	$ (84,395)	$ 29,215	$ 50,332	$ (9,591)
Depreciation and amortization	17,689	23,390	8,585	26,275	14,751	28,420	51,969
Interest expense, net	12,861	26,431	12,783	36,966	26,581	23,539	49,058
Provision (benefit) for income taxes	2,164	3,033	(645)	967	2,648	(2,910)	(567)
EBITDA	$ (81,056)	$ (6,578)	$ 36,887	$ (20,187)	$ 73,195	$ 99,381	$ 90,869
Reconciliation of "EBITDA" to "Net operating cash flow":							
Net operating cash flow	$ 20,418	$ 18,318	$ 14,808	$ 10,268	$ 11,867	$ 53,851	$ 80,049
Expenditures for drydocking	984	4,711	—	4,085	—	3,489	3,693
Interest expense, net	12,861	26,431	12,783	36,966	26,581	23,539	49,058
Gain(loss) on sale of assets	490	1,576	(11,837)	3,428	(15,282)	186	—
Change in working capital	(253)	(237)	(911)	(7,719)	(73)	(4,621)	4,142
Interest rate swaps gain(loss) and change in accounting principle	(71,400)	14,715	3,985	—	—	—	—
Foreign currency exchange gain (loss) and other, net	(44,156)	(72,092)	18,059	(67,215)	50,102	22,937	(46,073)
EBITDA	$ (81,056)	$ (6,578)	$ 36,887	$ (20,187)	$ 73,195	$ 99,381	$ 90,869

EBITDA includes our foreign currency exchange and interest rate swap gains and losses, substantially all of which were unrealized, as follows:

			Year Ended December 31,					
			2004		2005			
	Year Ended December 31, 2002	2003	January 1 to April 30, 2004	May 1 to December 31, 2004	January 1 to May 9, 2005	May 10 to December 31, 2005	Year Ended December 31, 2006
	(audited)		(audited)		(audited)		(audited)
Foreign currency exchange gain (loss)	$ (44,310)	$ (71,502)	$ 18,010	$ (78,831)	$ 52,295	$ 29,524	$ (39,538)
Interest rate swaps gain (loss)	(71,400)	14,715	3,985	—	—	—	—
	$ (115,710)	$ (56,787)	$ 21,995	$ (78,831)	$ 52,295	$ 29,524	$ (39,538)

(11) Calendar-ship-days are equal to the aggregate number of calendar days in a period that our vessels were in our possession during that period.

Risk Factors

We may not have sufficient cash from operations to enable us to pay the minimum quarterly distribution on our common units following the establishment of cash reserves and payment of fees and expenses.

We may not have sufficient cash available each quarter to pay the minimum quarterly distribution. The amount of cash we can distribute on our common units principally depends upon the amount of cash we generate from our operations, which may fluctuate based on, among other things:

. the rates we obtain from our charters;

. the level of our operating costs, such as the cost of crews and insurance;

. the continued availability of LNG and LPG production, liquefaction and regasification facilities;

. the number of unscheduled off-hire days for our fleet and the timing of, and number of days required for, scheduled drydocking of our vessels;

. delays in the delivery of newbuildings and the beginning of payments under charters relating to those vessels;

. prevailing global and regional economic and political conditions;

. currency exchange rate fluctuations; and

. the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of cash we will have available for distribution also will depend on factors such as:

. the level of capital expenditures we make, including for maintaining vessels, building new vessels, acquiring existing vessels and complying with regulations;

. our debt service requirements and restrictions on distributions contained in our debt instruments;

. fluctuations in our working capital needs;

. our ability to make working capital borrowings, including to pay distributions to unitholders; and

. the amount of any cash reserves, including reserves for future capital expenditures and other matters, established by our general partner in its discretion.

The amount of cash we generate from our operations may differ materially from our profit or loss for the period, which will be affected by non-cash items. As a result of this and the other factors mentioned above, we may make cash distributions during periods when we record losses and may not make cash distributions during periods when we record net income.

We make substantial capital expenditures to maintain the operating capacity of our fleet, which reduce our cash available for distribution. In addition, each quarter our general partner is required to deduct estimated maintenance capital expenditures from operating surplus, which may result in less cash available to unitholders than if actual maintenance capital expenditures were deducted.

We must make substantial capital expenditures to maintain, over the long term, the operating capacity of our fleet. These maintenance capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

. the cost of labor and materials;

. customer requirements;

. increases in the size of our fleet;

. governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

. competitive standards.

Our significant maintenance capital expenditures will reduce the amount of cash we have available for distribution to our unitholders.

In addition, our actual maintenance capital expenditures vary significantly from quarter to quarter based on, among other things, the number of vessels drydocked during that quarter. Our partnership agreement requires our general partner to deduct estimated, rather than actual, maintenance capital expenditures from operating surplus each quarter in an effort to reduce fluctuations in operating surplus. The amount of estimated maintenance capital expenditures deducted from operating surplus is subject to review and change by the conflicts committee at least once a year. In years when estimated maintenance capital expenditures are higher than actual maintenance capital expenditures — as we expect will be the case in the years we are not required to make expenditures for mandatory drydockings — the amount of cash available for distribution to unitholders will be lower than if actual maintenance capital expenditures were deducted from operating surplus. If our general partner underestimates the appropriate level of estimated maintenance capital expenditures, we may have less cash available for distribution in future periods when actual capital expenditures begin to exceed our previous estimates.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally are required to make significant installment payments for acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions may be diminished or our financial leverage could increase or our unitholders could be diluted.

We intend to make substantial capital expenditures to increase the size of our fleet, particularly the number of LNG and LPG carriers we own.

In July and August 2005, Teekay Shipping Corporation announced the awards to it of a 70% interest in two LNG carriers and related long-term, fixed-rate time charters to service the Tangguh LNG project in Indonesia and a 40% interest in four LNG carriers and related long-term, fixed-rate time charters to service an LNG project in Qatar. In connection with these awards, Teekay Shipping Corporation has (a) exercised shipbuilding options to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $450 million, which vessels are scheduled to deliver in late 2008 and early 2009, respectively, and (b) entered into agreements to construct four 217,000 cubic meter LNG carriers at a total delivered cost of approximately $1.1 billion, which vessels are scheduled to deliver in the first half of 2008. On November 1, 2006, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III. The purchases will occur upon the delivery of the first newbuildings for each of the projects, which deliveries are scheduled for 2008. The estimated purchase price for the 70% interest in Teekay Tangguh and the 40% interest in Teekay Nakilat III is $60.0 million and $80.0 million, respectively.

In December 2006, we announced that we had agreed to acquire three LPG carriers from I.M. Skaugen ASA (or *Skaugen*) for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009, when they will be acquired by us. Upon delivery, the vessels will be chartered to Skaugen, which engages in the marine transportation of petrochemical gases and LPG, and the lightering of crude oil, at fixed rates, for a period of 15 years.

In addition, we are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2011, seven years from the respective commencement dates of the capital leases. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase obligation by assuming the existing vessel financing.

We and Teekay Shipping Corporation regularly evaluate and pursue opportunities to provide the marine transportation requirements for new or expanding LNG projects. Teekay Shipping Corporation currently has submitted bids to provide transportation solutions for LNG projects and we and Teekay Shipping Corporation may submit additional bids from time to time. The award process relating to LNG transportation opportunities typically involves various stages and takes several months to complete. The award process for some of the projects upon which Teekay Shipping Corporation has bid are in advanced stages. Neither we nor Teekay Shipping Corporation may be awarded charters relating to any of the projects we or it pursues. If any LNG project charters are awarded to Teekay Shipping Corporation, it must offer them to us pursuant to the terms of an omnibus agreement.

If we elect pursuant to the omnibus agreement to obtain Teekay Shipping Corporation's interests in any projects Teekay Shipping Corporation may be awarded, or if we bid on and are awarded contracts relating to any LNG project, we will need to incur significant capital expenditures to buy Teekay Shipping Corporation's interest in these LNG projects or to build the LNG carriers.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce cash available for distributions to unitholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash distributions to unitholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant unitholder dilution and would increase the aggregate amount of cash required to meet our minimum quarterly distribution to unitholders, which could have a material adverse effect on our ability to make cash distributions.

If we were unable to obtain financing required to complete payments on any future newbuilding orders, we could effectively forfeit all or a portion of the progress payments previously made.

Our ability to grow may be adversely affected by our cash distribution policy.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash each quarter. Accordingly, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations.

Our substantial debt levels may limit our flexibility in obtaining additional financing and in pursuing other business opportunities.

As of December 31, 2006, our consolidated debt, capital lease obligations and advances from affiliates totaled $1.6 billion and we had the capacity to borrow an additional $415.6 million under our credit facilities. These facilities may be used by us for general partnership purposes. If we are awarded contracts for new LNG or LPG projects, our consolidated debt and capital lease obligations will increase, perhaps significantly. We will continue to have the ability to incur additional debt, subject to limitations in our credit facilities. Our level of debt could have important consequences to us, including the following:

- our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

- we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to unitholders;

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. our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and

. our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to affect any of these remedies on satisfactory terms, or at all.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our financing arrangements and any future financing agreements for us could adversely affect our ability to finance future operations or capital needs or to engage, expand or pursue our business activities. For example, the arrangements may restrict our ability to:

. incur or guarantee indebtedness;

. change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

. make dividends or distributions when in default of the relevant loans;

. make certain negative pledges and grant certain liens;

. sell, transfer, assign or convey assets;

. make certain investments; and

. enter into a new line of business.

In addition, some of our financing arrangements require us to maintain a minimum level of tangible net worth, a minimum level of aggregate liquidity, a maximum level of leverage and requires one of our subsidiaries to maintain restricted cash deposits. Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, compliance with these covenants may be impaired. If restrictions, covenants, ratios or tests in the financing agreements are breached, a significant portion of the obligations may become immediately due and payable, and the lenders' commitment to make further loans may terminate. We might have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our existing credit facilities are secured by certain of our vessels, and if we are unable to repay debt under the credit facilities, the lenders could seek to foreclose on those assets.

Restrictions in our debt agreements may prevent us from paying distributions.

The payment of principal and interest on our debt and capital lease obligations will reduce cash available for distribution to us and on our units. In addition, our financing agreements will prohibit the payment of distributions upon the occurrence of the following events, among others:

. failure to pay any principal, interest, fees, expenses or other amounts when due;

. failure to notify the lenders of any material oil spill or discharge of hazardous material, or of any action or claim related thereto;

. breach or lapse of any insurance with respect to the vessels;

. breach of certain financial covenants;

. failure to observe any other agreement, security instrument, obligation or covenant beyond specified cure periods in certain cases;

. default under other indebtedness;

. bankruptcy or insolvency events;

. failure of any representation or warranty to be materially correct;

. a change of control, as defined in the applicable agreement; and

. a material adverse effect, as defined in the applicable agreement.

We derive a substantial majority of our revenues from a limited number of customers, and the loss of any customer, time charter or vessel could result in a significant loss of revenues and cash flow.

We have derived, and believe that we will continue to derive, a significant portion of our revenues and cash flow from a limited number of customers. Compania Espanola de Petroleos, S.A. (or *CEPSA*), an international oil company, accounted for approximately 36%, 30% and 30% of our revenues during 2004, 2005, and 2006, respectively. In addition, two other customers, Spanish energy companies Repsol YPF, S.A. and Gas Natural SDG, S.A., accounted for 18% and 21% of our revenues in 2004, 33% and 18% of our revenues in 2005, and 27% and 13% of our revenues in 2006, respectively. Unión Fenosa Gas, S.A. accounted for 16% of our revenues in 2005 and 13% of our revenues in 2006. As a result of our acquisition of the three Suezmax tankers (or the *ConocoPhillips Tankers*) from Teekay Shipping Corporation upon the closing of our follow-on pubic offering on November 23, 2005, we also derived 16% of our revenues in 2006 from a ConocoPhillips subsidiary, the customer under the related time charter contracts. Collectively, these customers accounted for approximately 75%, 97%, and 99% of our revenues during 2004, 2005 and 2006, respectively. No other customer accounted for 10% or more of our revenues during any of these periods.

Likewise, Ras Laffan Liquefied Natural Gas Co. Limited (II) (or *RasGas II*) will be a significant customer following the delivery in 2007 of the remaining two LNG newbuildings we have purchased from Teekay Shipping Corporation and commencement of payments by RasGas II under the related time charters.

We could lose a customer or the benefits of a time charter if:

- the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise;

- the customer exercises certain rights to terminate the charter, purchase or cause the sale of the vessel or, under some of our charters, convert the time charter to a bareboat charter (some of which rights are exercisable at any time);

- the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter; or

- under some of our time charters, the customer terminates the charter because of the termination of the charterer's LNG sales agreement supplying the LNG designated for our services, or a prolonged force majeure event affecting the customer, including damage to or destruction of relevant LNG production or regasification facilities, war or political unrest preventing us from performing services for that customer.

If we lose a key LNG time charter, we may be unable to re-deploy the related vessel on terms as favorable to us due to the long-term nature of most LNG time charters and the lack of an established LNG spot market. If we are unable to re-deploy an LNG carrier, we will not receive any revenues from that vessel, but we may be required to pay expenses necessary to maintain the vessel in proper operating condition. In addition, if a customer exercises its right to purchase a vessel, we would not receive any further revenue from the vessel and may be unable to obtain a substitute vessel and charter. This may cause us to receive decreased revenue and cash flows from having fewer vessels operating in our fleet. Any compensation under our charters for a purchase of the vessels may not adequately compensate us for the loss of the vessel and related time charter.

If we lose a key Suezmax tanker customer, we may be unable to obtain other long-term Suezmax charters and may become subject to the volatile spot market, which is highly competitive and subject to significant price fluctuations. If a customer exercises its right under some charters to purchase or force a sale of the vessel, we may be unable to acquire an adequate replacement vessel or may be forced to construct a new vessel. Any replacement newbuilding would not generate revenues during its construction and we may be unable to charter any replacement vessel on terms as favorable to us as those of the terminated charter.

The loss of any of our customers, time charters or vessels, or a decline in payments under our charters, could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

We depend on Teekay Shipping Corporation to assist us in operating our business, competing in our markets, and providing interim financing for certain vessel acquisitions.

Pursuant to certain services agreements between us and certain of our operating subsidiaries, on the one hand, and certain subsidiaries of Teekay Shipping Corporation, on the other hand, the Teekay Shipping Corporation subsidiaries provide to us administrative services and to our operating subsidiaries significant operational services (including vessel maintenance, crewing for some of our vessels, purchasing, shipyard supervision, insurance and financial services) and other technical, advisory and administrative services. Our operational success and ability to execute our growth strategy depend significantly upon Teekay Shipping Corporation's satisfactory performance of these services. Our business will be harmed if Teekay Shipping Corporation fails to perform these services satisfactorily or if Teekay Shipping Corporation stops providing these services to us.

Our ability to compete for the transportation requirements of LNG projects and to enter into new time charters and expand our customer relationships depends largely on our ability to leverage our relationship with Teekay Shipping Corporation and its reputation and relationships in the shipping industry. If Teekay Shipping Corporation suffers material damage to its reputation or relationships it may harm our ability to:

- renew existing charters upon their expiration;

- obtain new charters;

- successfully interact with shipyards during periods of shipyard construction constraints;

- obtain financing on commercially acceptable terms; or

- maintain satisfactory relationships with our employees and suppliers.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Teekay Shipping Corporation is also incurring all costs for the construction and delivery of the four RasGas 3 LNG newbuildings and the two Tangguh newbuildings, which we refer to as "warehousing." Upon their delivery, we will purchase all of the interest of Teekay Shipping Corporation in the vessels at a price that will reimburse Teekay Shipping Corporation for these costs and compensate it for its average weighted cost of capital on the construction payments. We may enter into similar arrangements with Teekay Shipping Corporation or third parties in the future. If Teekay Shipping Corporation or any such third party fails to make construction payments for these newbuildings or other vessels warehoused for us, we could lose access to the vessels as a result of the default or we may need to finance these vessels before they begin operating and generating voyage revenues, which could harm our business and reduce our ability to make cash distributions.

Our growth depends on continued growth in demand for LNG and LNG shipping.

Our growth strategy focuses on continued expansion in the LNG shipping sector. Accordingly, our growth depends on continued growth in world and regional demand for LNG and LNG shipping, which could be negatively affected by a number of factors, such as:

- increases in the cost of natural gas derived from LNG relative to the cost of natural gas generally;

- increases in the production of natural gas in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-natural gas pipelines to natural gas pipelines in those markets;

- decreases in the consumption of natural gas due to increases in its price relative to other energy sources or other factors making consumption of natural gas less attractive;

- availability of new, alternative energy sources, including compressed natural gas; and

- negative global or regional economic or political conditions, particularly in LNG consuming regions, which could reduce energy consumption or its growth.

Reduced demand for LNG and LNG shipping would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition.

Growth of the LNG market may be limited by infrastructure constraints and community environmental group resistance to new LNG infrastructure over concerns about the environment, safety and terrorism

A complete LNG project includes production, liquefaction, regasification, storage and distribution facilities and LNG carriers. Existing LNG projects and infrastructure are limited, and new or expanded LNG projects are highly complex and capital-intensive, with new projects often costing several billion dollars. Many factors could negatively affect continued development of LNG infrastructure or disrupt the supply of LNG, including:

- increases in interest rates or other events that may affect the availability of sufficient financing for LNG projects on commercially reasonable terms;

- decreases in the price of LNG, which might decrease the expected returns relating to investments in LNG projects;

- the inability of project owners or operators to obtain governmental approvals to construct or operate LNG facilities;

- local community resistance to proposed or existing LNG facilities based on safety, environmental or security concerns;

- any significant explosion, spill or similar incident involving an LNG facility or LNG carrier;

- labor or political unrest affecting existing or proposed areas of LNG production; and

- capacity constraints at existing shipyards, which are expected to continue until at least the end of the decade.

If the LNG supply chain is disrupted or does not continue to grow, or if a significant LNG explosion, spill or similar incident occurs, it could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our growth depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition.

One of our principal objectives is to enter into additional long-term, fixed-rate LNG time charters. The process of obtaining new long-term LNG time charters is highly competitive and generally involves an intensive screening process and competitive bids, and often extends for several months. LNG shipping contracts are awarded based upon a variety of factors relating to the vessel operator, including:

- shipping industry relationships and reputation for customer service and safety;

- LNG shipping experience and quality of ship operations (including cost effectiveness);

- quality and experience of seafaring crew;

- the ability to finance LNG carriers at competitive rates and financial stability generally;

- relationships with shipyards and the ability to get suitable berths;

- construction management experience, including the ability to obtain on-time delivery of new vessels according to customer specifications;

- willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

- competitiveness of the bid in terms of overall price.

We compete for providing marine transportation services for potential LNG projects with a number of experienced companies, including state-sponsored entities and major energy companies affiliated with the LNG project requiring LNG shipping services. Many of these competitors have significantly greater financial resources than we do or Teekay Shipping Corporation does. We anticipate that an increasing number of marine transportation companies — including many with strong reputations and extensive resources and experience — will enter the LNG transportation sector. This increased competition may cause greater price competition for time charters. As a result of these factors, we may be unable to expand our relationships with existing customers or to obtain new customers on a profitable basis, if at all, which would have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Delays in deliveries of newbuildings could harm our operating results and lead to the termination of related time charters.

We have agreed to purchase Teekay Shipping Corporation's 40% interest in the four newbuilding LNG carriers that will service the RasGas 3 project and its 70% interest in the two newbuilding LNG carriers that will service the Tangguh LNG projects, in each case upon the first vessel deliveries for the respective projects. The delivery of these vessels, or any other newbuildings we may order or otherwise acquire, could be delayed, which would delay our receipt of revenues under the time charters for the vessels. In addition, under some of our charters if our delivery of a vessel to our customer is delayed, we may be required to pay liquidated damages in amounts equal to or, under some charters, almost double, the hire rate during the delay. For prolonged delays, the customer may terminate the time charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

Our receipt of newbuildings could be delayed because of:

- quality or engineering problems;

- changes in governmental regulations or maritime self-regulatory organization standards;

- work stoppages or other labor disturbances at the shipyard;

- bankruptcy or other financial crisis of the shipbuilder;

- a backlog of orders at the shipyard;

- political or economic disturbances in South Korea or other locations, where our vessels are being or may be built;

- weather interference or catastrophic event, such as a major earthquake or fire;

- our requests for changes to the original vessel specifications;

- shortages of or delays in the receipt of necessary construction materials, such as steel;

- our inability to finance the purchase of the vessels; or

- our inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could adversely affect our results or operations and financial condition and our ability to make cash distributions.

We may have more difficulty entering into long-term, fixed-rate time charters if an active short-term or spot LNG shipping market develops.

LNG shipping historically has been transacted with long-term, fixed-rate time charters, usually with terms ranging from 20 to 25 years. One of our principal strategies is to enter into additional long-term, fixed-rate LNG time charters. However, the number of spot and short-term charters has been increasing, with LNG charters under 12 months in duration growing from less than 2% of the market in the late 1990s to almost 13% in 2006. For example, substantially all LNG shipped into the Lake Charles, Louisiana terminal in 2004 was shipped under short-term charters.

If an active spot or short-term market continues to develop, we may have increased difficulty entering into long-term, fixed-rate time charters for our LNG vessels and, as a result, our cash flow may decrease and be less stable. In addition, an active short-term or spot LNG market may require us to enter into charters based on changing market prices, as opposed to contracts based on a fixed rate, which could result in a decrease in our cash flow in periods when the market price for shipping LNG is depressed or insufficient funds are available to cover our financing costs for related vessels.

Over time, vessel values may fluctuate substantially and, if these values are lower at a time when we are attempting to dispose of a vessel, we may incur a loss.

Vessel values for LNG and LPG carriers and Suezmax oil tankers can fluctuate substantially over time due to a number of different factors, including:

- prevailing economic conditions in natural gas, oil and energy markets;

- a substantial or extended decline in demand for natural gas, LNG, LPG or oil;

- increases in the supply of vessel capacity, and

. the cost of retrofitting or modifying existing vessels, as a result of technological advances in vessel design or equipment, changes in applicable environmental or other regulation or standards, or otherwise.

If a charter terminates, we may be unable to re-deploy the vessel at attractive rates and, rather than continue to incur costs to maintain and finance it, may seek to dispose of it. Our inability to dispose of the vessel at a reasonable value could result in a loss on its sale and adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy includes selectively acquiring existing LNG carriers or LNG shipping businesses. Historically, there have been very few purchases of existing vessels and businesses in the LNG shipping industry. Factors that may contribute to a limited number of acquisition opportunities in the LNG industry in the near term include the relatively small number of independent LNG fleet owners and the limited number of LNG carriers not subject to existing long-term charter contracts. In addition, competition from other companies could reduce our acquisition opportunities or cause us to pay higher prices.

Any acquisition of a vessel or business may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

. fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

. be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

. decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions;

. significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

. incur or assume unanticipated liabilities, losses or costs associated with the business or vessels acquired; or

. incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel's condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flow and reduce our liquidity.

Terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

Terrorist attacks, and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States, Spain or elsewhere, which may contribute further to economic instability and disruption of LNG and oil production and distribution, which could result in reduced demand for our services.

In addition, LNG and oil facilities, shipyards, vessels, pipelines and oil and gas fields could be targets of future terrorist attacks. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport LNG, natural gas and oil to or from certain locations. Terrorist attacks, war or other events beyond our control that adversely affect the distribution, production or transportation of LNG or oil to be shipped by us could entitle our customers to terminate our charter contracts, which would harm our cash flow and our business.

Terrorist attacks, or the perception that LNG facilities and LNG carriers are potential terrorist targets, could materially and adversely affect expansion of LNG infrastructure and the continued supply of LNG to the United States and other countries. Concern that LNG facilities may be targeted for attack by terrorists has contributed to significant community and environmental resistance to the construction of a number of LNG facilities, primarily in North America. If a terrorist incident involving an LNG facility or LNG carrier did occur, in addition to the possible effects identified in the previous paragraph, the incident may adversely affect construction of additional LNG facilities in the United States and other countries or lead to the temporary or permanent closing of various LNG facilities currently in operation.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered. Any disruption caused by these factors could harm our business. In particular, we derive a substantial portion of our revenues from shipping LNG and oil from politically unstable regions. Past political conflicts in these regions, particularly in the Arabian Gulf, have included attacks on ships, mining of waterways and other efforts to disrupt shipping in the area. In addition to acts of terrorism, vessels trading in this and other regions have also been subject, in limited instances, to piracy.

Future hostilities or other political instability in the Arabian Gulf or other regions where we operate or may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and our ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by Spain, the United States or other countries against countries in the Middle East, Southeast Asia or elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions.

Marine transportation is inherently risky, and an incident involving significant loss of or environmental contamination by any of our vessels could harm our reputation and business.

Our vessels and their cargoes are at risk of being damaged or lost because of events such as:

- marine disasters;

- bad weather;

- mechanical failures;

- grounding, fire, explosions and collisions;

- piracy;

- human error; and

- war and terrorism.

An accident involving any of our vessels could result in any of the following:

- death or injury to persons, loss of property or environmental damage;

- delays in the delivery of cargo;

- loss of revenues from or termination of charter contracts;

- governmental fines, penalties or restrictions on conducting business;

- higher insurance rates; and

- damage to our reputation and customer relationships generally.

Any of these results could have a material adverse effect on our business, financial condition and operating results.

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of LNG carriers and oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our oil tankers covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Commencing January 1, 2006, Teekay Shipping Corporation began providing off-hire insurance for our LNG carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could result in losses that exceed our insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our ships failing to maintain certification with applicable maritime self-regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available may be significantly more expensive than our existing coverage.

The marine energy transportation industry is subject to substantial environmental and other regulations, which may significantly limit our operations or increase our expenses.

Our operations are affected by extensive and changing environmental protection laws and other regulations and international conventions. We have incurred, and expect to continue to incur, substantial expenses in complying with these laws and regulations, including expenses for vessel modifications and changes in operating procedures. Additional laws and regulations may be adopted that could limit our ability to do business or further increase our costs. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations.

The United States Oil Pollution Act of 1990 (or *OPA 90*), for instance, increased expenses for us and others in our industry. OPA 90 provides for potentially unlimited joint, several and strict liability for owners, operators and demise or bareboat charterers for oil pollution and related damages in U.S. waters, which include the U.S. territorial sea and the 200-nautical mile exclusive economic zone around the United States. OPA 90 applies to discharges of any oil from a vessel, including discharges of oil tanker cargoes and discharges of fuel and lubricants from an oil tanker or LNG carrier. To comply with OPA 90, vessel owners generally incur increased costs in meeting additional maintenance and inspection requirements, in developing contingency arrangements for potential spills and in obtaining required insurance coverage. OPA 90 requires vessel owners and operators of vessels operating in U.S. waters to establish and maintain with the U.S. Coast Guard evidence of insurance or of qualification as a self-insurer or other acceptable evidence of financial responsibility sufficient to meet certain potential liabilities under OPA 90 and the

U.S. Comprehensive Environmental Response, Compensation, and Liability Act (or *CERCLA*), which imposes similar liabilities upon owners, operators and bareboat charterers of vessels from which a discharge of "hazardous substances" (other than oil) occurs. While LNG should not be considered a hazardous substance under CERCLA, additives to fuel oil or lubricants used on LNG carriers might fall within its scope. Under OPA 90 and CERCLA, owners, operators and bareboat charterers are jointly, severally and strictly liable for costs of cleanup and damages resulting from a discharge or threatened discharge within U.S. waters. This means we may be subject to liability even if we are not negligent or at fault.

Most states in the United States bordering on a navigable waterway have enacted legislation providing for potentially unlimited strict liability without regard to fault for the discharge of pollutants within their waters. An oil spill or other event could result in significant liability, including fines, penalties, criminal liability and costs for natural resource damages. The potential for these releases could increase to the extent we increase our operations in U.S. waters.

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize seaborne transportation of LNG as an ultra-hazardous activity, which attempts, if successful, would lead to our being strictly liable for damages resulting from that activity.

In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will generally lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on all vessels in the LNG carrier and oil tanker markets.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We are paid in Euros under some of our charters, and a majority of our vessel operating expenses and general and administrative expenses currently are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also make payments under two Euro-denominated term loans. If the amount of our Euro-denominated obligations exceeds our Euro-denominated revenues, we must convert other currencies, primarily the U.S. Dollar, into Euros. An increase in the strength of the Euro relative to the U.S. Dollar would require us to convert more U.S. Dollars to Euros to satisfy those obligations, which would cause us to have less cash available for distribution. In addition, if we do not have sufficient U.S. Dollars, we may be required to convert Euros into U.S. Dollars for distributions to unitholders. An increase in the strength of the U.S. Dollar relative to the Euro could cause us to have less cash available for distribution in this circumstance. We have not entered into currency swaps or forward contracts or similar derivatives to mitigate this risk.

Because we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to the Euro also result in fluctuations in our reported revenues and earnings. In addition, under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. This revaluation historically has caused us to report significant non-monetary foreign currency exchange gains or losses each period. The primary source for these gains and losses is our Euro-denominated term loans. In 2002, 2003, 2004 and 2006, we reported foreign currency exchange losses of $44.3 million, $71.5 million, $60.8 million and $39.5, respectively. In 2005, we reported a foreign currency exchange gain of $81.8 million.

Many of our seafaring employees are covered by collective bargaining agreements and the failure to renew those agreements or any future labor agreements may disrupt our operations and adversely affect our cash flows.

A significant portion of our seafarers, and the seafarers employed by Teekay Shipping Corporation and its other affiliates that crew our vessels, are employed under collective bargaining agreements, which expire at varying times through 2008. The collective bargaining agreement for our Spanish Suezmax tanker crew members (covering five Suezmax tankers) and the collective bargaining agreement for our Spanish LNG tanker crew members (covering four LNG tankers) expire at the end of 2008. We may be subject to similar labor agreements in the future. We may be subject to labor disruptions in the future if our relationships deteriorate with our seafarers or the unions that represent them. Our collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Due to our lack of diversification, adverse developments in our LNG or oil marine transportation business could reduce our ability to make distributions to our unitholders.

We rely exclusively on the cash flow generated from our LNG carriers and Suezmax oil tankers that operate in the LNG and oil marine transportation business. Due to our lack of diversification, an adverse development in the LNG or oil shipping industry would have a significantly greater impact on our financial condition and results of operations than if we maintained more diverse assets or lines of business.

Teekay Shipping Corporation and its affiliates may engage in competition with us.

Teekay Shipping Corporation and its affiliates, including Teekay Offshore Partners L.P. (or *Teekay Offshore*), may engage in competition with us. Pursuant to an omnibus agreement between Teekay Shipping Corporation, Teekay Offshore, us and other related parties, Teekay Shipping Corporation, Teekay Offshore and their respective controlled affiliates (other than us and our subsidiaries) generally will agree not to own, operate or charter LNG carriers without the consent of our general partner. The omnibus agreement, however, allows Teekay Shipping Corporation, Teekay Offshore or any of such controlled affiliates to:

- acquire LNG carriers and related time charters as part of a business if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation or the board of directors of Teekay Offshore's general partner; however, if at any time Teekay Shipping Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time charters to us separately from the acquired business; or

- own, operate and charter LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Shipping Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Shipping Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its "fully-built-up cost," which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such a project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed.

If we decline the offer to purchase the LNG carriers and time charters described above, Teekay Shipping Corporation or Teekay Offshore may own and operate the LNG carriers, but may not expand that portion of its business.

In addition, pursuant to the omnibus agreement, Teekay Shipping Corporation, Teekay Offshore or any of their respective controlled affiliates (other than us and our subsidiaries) may:

- acquire, operate or charter LNG carriers if our general partner has previously advised Teekay Shipping Corporation or Teekay Offshore that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers;

- acquire up to a 9.9% equity ownership, voting or profit participation interest in any publicly traded company that owns or operate LNG carriers; and

- provide ship management services relating to LNG carriers.

If there is a change of control of Teekay Shipping Corporation or Teekay Offshore, the non-competition provisions of the omnibus agreement may terminate, which termination could have a material adverse effect on our business, results of operations and financial condition and our ability to make cash distributions.

Our general partner and its other affiliates have conflicts of interest and limited fiduciary duties, which may permit them to favor their own interests to those of unitholders.

Teekay Shipping Corporation, which owns and controls our general partner, indirectly owns the 2% general partner interest and currently owns a 65.8% limited partner interest in us. Conflicts of interest may arise between Teekay Shipping Corporation and its affiliates, including our general partner, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following situations:

- neither our partnership agreement nor any other agreement requires our general partner or Teekay Shipping Corporation to pursue a business strategy that favors us or utilizes our assets, and Teekay Shipping Corporation's officers and directors have a fiduciary duty to make decisions in the best interests of the stockholders of Teekay Shipping Corporation, which may be contrary to our interests;

- the executive officers and three of the directors of our general partner also currently serve as executive officers or directors of Teekay Shipping Corporation and another director of our general partner is employed by an affiliate of Teekay Shipping Corporation;

- our general partner is allowed to take into account the interests of parties other than us, such as Teekay Shipping Corporation, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders;

- our general partner has limited its liability and reduced its fiduciary duties under the laws of the Marshall Islands, while also restricting the remedies available to our unitholders, and as a result of purchasing common units, unitholders are treated as having agreed to the modified standard of fiduciary duties and to certain actions that may be taken by our general partner, all as set forth in the partnership agreement;

- our general partner determines the amount and timing of our asset purchases and sales, capital expenditures, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders;

- in some instances, our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units or to make incentive distributions or to accelerate the expiration of the subordination period;

- our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us on terms that are fair and reasonable or entering into additional contractual arrangements with any of these entities on our behalf;

- our general partner controls the enforcement of obligations owed to us by it and its affiliates; and

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Tax Indemnification.

The Partnership purchased from Teekay Shipping Corporation its 70% interest in Teekay Nakilat. Teekay Nakilat has a 30-year capital lease arrangement for three LNG carriers, one of which delivered on October 31, 2006. Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable Teekay Nakilat to terminate the lease arrangement on a voluntary basis at any time. In the event of a termination of the lease arrangements, Teekay Nakilat would be obliged to pay termination sums to the lessor sufficient to repay its investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of tax depreciation, if any.

Item 4. Information on the Partnership

A. Overview, History and Development

Overview and History

We are an international provider of marine transportation services for liquefied natural gas (or *LNG*), liquefied petroleum gas (or *LPG*) and crude oil. We were formed on November 3, 2004 by Teekay Shipping Corporation, the world's largest owner and operator of medium-sized crude oil tankers, to expand its operations in the LNG shipping sector. Our primary growth strategy focuses on expanding our fleet of LNG carriers under long-term, fixed-rate charters. In December 2006, we announced that we would be acquiring four liquefied petroleum gas carrier. LPG is a by-product of natural gas separation and crude oil refining. We believe LPG transportation services are a natural extension of our core LNG transportation business. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG and LPG operations. We seek to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue growth opportunities in the LNG and LPG shipping sector. As of December 31, 2006, Teekay Shipping Corporation, which owned and controls our general partner, owned a 67.8% interest in us, including a 2% general partner interest.

As of March 31, 2006, our fleet, excluding newbuildings, currently consists of seven LNG carriers, eight Suezmax class crude oil tankers and one LPG carrier, all of which are double-hulled. Our fleet is young, with an average age of approximately two years for our LNG carriers, approximately four years for our Suezmax tankers, and approximately six years for our LPG carrier, (the average ages are for the existing fleet excluding newbuilds), compared to world averages of 12 years, 9 years, and 18 years, respectively, as of December 31, 2006.

These vessels operate under long-term, fixed-rate time charters with major energy and utility companies. The average remaining term for these charters is approximately 19 years for our LNG carriers, approximately 13 years for our Suezmax tankers, and nine years for our LPG carrier, subject, in certain circumstances, to termination or vessel purchase rights.

Our fleet of existing LNG carriers currently has 1.0 million cubic meters of total capacity, which will increase to approximately 2.18 million cubic meters by 2009 upon delivery of the four RasGas 3 and two Tangguh LNG newbuilding carriers described below. The aggregate capacity of our Suezmax tanker fleet is 1,252,700 deadweight tonnes.

Our original fleet was established by Naviera F. Tapias S.A. (or *Tapias*), a private Spanish company founded in 1991 to ship crude oil. Tapias began shipping LNG with the acquisition of its first LNG carrier in 2002. Teekay Shipping Corporation acquired Tapias in April 2004 and changed its name to Teekay Shipping Spain S.L. (or *Teekay Spain*). As part of the acquisition, Teekay Spain retained Tapias' senior management, including its chief executive officer, and other personnel, who continue to manage the day-to-day operations of Teekay Spain with input on strategic decisions from our general partner. Teekay Spain also obtains strategic consulting, advisory, ship management, technical and administrative services from affiliates of Teekay Shipping Corporation.

We were formed in connection with our initial public offering. Upon the closing of that offering on May 10, 2005, we acquired Teekay Spain, among other assets, and began operating as a publicly traded limited partnership.

We are incorporated under the laws of the Republic of The Marshall Islands as Teekay LNG Partners L.P. and maintain our principal executive headquarters at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Our telephone number at such address is (242) 502-8820.

Agreement to Purchase Tangguh and RasGas 3 Interests

On November 1, 2006, we agreed to acquire from Teekay Shipping Corporation its interest in the following two LNG projects. The purchases will occur upon the deliveries of the first newbuildings for each project, which are scheduled for 2008. The estimated purchase price (net of assumed debt) for Teekay Shipping Corporation's 70% interest in the Tangguh LNG project and its 40% interest in the RasGas 3 LNG project is $60.0 million and $80.0 million, respectively :

- *Tangguh LNG Project.* Teekay Shipping Corporation was awarded a 70% interest in two LNG carriers and related 20-year, fixed-rate time charters to service the Tangguh LNG project in Indonesia. The customer will be The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation has contracted to construct two double-hulled LNG carriers of 155,000 cubic meters each at a total delivered cost of approximately $450 million, of which we will be responsible for 70%. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Teekay Shipping Corporation will have operational responsibility for the vessels in this project. The remaining 30% interest in the project is held by BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Laju Tanker Tbk.

- *RasGas 3 LNG Project.* Teekay Shipping Corporation was awarded a 40% interest in four LNG carriers and related 25-year, fixed-rate time charters (with options to extend up to an additional 10 years) to service expansion of an` LNG project in Qatar. The customer will be Ras Laffan Liquefied Natural Gas Co. Limited (3), a joint venture company between Qatar Petroleum and a subsidiary of ExxonMobil Corporation. Teekay Shipping Corporation has contracted to construct four double-hulled LNG carriers of 217,000 cubic meters each at a total delivered cost of approximately $1.1 billion, of which we will be responsible for 40%. The charters will commence upon vessel deliveries, which are scheduled for the first half of 2008. The remaining 60% interest in the project will be held by Qatar Gas Transport Company Ltd. (Nakilat). Teekay Shipping Corporation will have operational responsibility for the vessels in this project, although our partner may assume operational responsibility beginning 10 years following delivery of the vessels.

Other Upcoming Projects

In December 2006, we agreed to acquire three LPG carriers from I.M. Skaugen ASA (or *Skaugen*) for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. We will acquire the vessels upon their deliveries and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, which engages in the marine transportation of petrochemical gases and LPG, and the lightering of crude oil, at fixed rates, for a period of 15 years.

B. Operations

LNG Carrier Segment

The vessels in our LNG carrier segment compete in the LNG market. LNG carriers are usually chartered to carry LNG pursuant to time charter contracts, where a vessel is hired for a fixed period of time, usually between 20 and 25 years, and the charter rate is payable to the owner on a monthly basis. LNG shipping historically has been transacted with long-term, fixed-rate time charter contracts. LNG projects require significant capital expenditures and typically involve an integrated chain of dedicated facilities and cooperative activities. Accordingly, the overall success of an LNG project depends heavily on long-range planning and coordination of project activities, including marine transportation. Although most shipping requirements for new LNG projects continue to be provided on a long-term basis, spot voyages (typically consisting of a single voyage) and short-term time charters of less than 12 months duration have grown from 1% of the market in 1992 to approximately 13% in 2006.

In the LNG market, we compete principally with other private and state-controlled energy and utilities companies that generally operate captive fleets, and independent ship owners and operators. Many major energy companies compete directly with independent owners by transporting LNG for third parties in addition to their own LNG. Given the complex, long-term nature of LNG projects, major energy companies historically have transported LNG through their captive fleets. However, independent fleet operators have been obtaining an increasing percentage of charters for new or expanded LNG projects as some major energy companies have continued to divest non-core businesses.

LNG carriers transport LNG internationally between liquefaction facilities and import terminals. After natural gas is transported by pipeline from production fields to a liquefaction facility, it is supercooled to a temperature of approximately negative 260 degrees Fahrenheit. This process reduces its volume to approximately 1/600th of its volume in a gaseous state. The reduced volume facilitates economical storage and transportation by ship over long distances, enabling countries with limited natural gas reserves or limited access to long-distance transmission pipelines to import natural gas. LNG carriers include a sophisticated containment system that holds and insulates the LNG so it maintains its liquid form. LNG is transported overseas in specially built tanks on double-hulled ships to a receiving terminal, where it is offloaded and stored in heavily insulated tanks. In regasification facilities at the receiving terminal, the LNG is returned to its gaseous state (or *regasified*) and then shipped by pipeline for distribution to natural gas customers.

Most new vessels, including all of our vessels, are being built with a membrane containment system. These systems are built inside the carrier and consist of insulation between thin primary and secondary barriers that are designed to accommodate thermal expansion and contraction without overstressing the membrane. New LNG carriers are generally expected to have a lifespan of approximately 35 to 40 years. Unlike the oil tanker industry, there currently are no regulations that require the phase-out from trading of LNG carriers after they reach a certain age. As at December 31, 2006, our LNG carriers had an average age of approximately two years, compared to the world LNG carrier fleet average age of approximately 12 years. In addition, as at that date, there were approximately 222 vessels in the world LNG fleet and approximately 138 additional LNG carriers under construction or on order for delivery through 2010.

The following table provides additional information about our LNG vessels as of December 31, 2006.

Vessel	Capacity (cubic meters)	Delivery	Our Ownership	Charterer	Remaining Charter Term (1)
Operating LNG carriers:					
Hispania Spirit	140,500	2002	100%	Repsol YPF	17 years (5)
Catalunya Spirit	138,000	2003	100%	Gas Natural SDG	18 years (5)
Galicia Spirit	140,500	2004	100%	Uniòn Fenosa Gas	24 years (6)
Madrid Spirit	138,000	2004	Capital lease (2)	Repsol YPF	19 years (5)
Al Marrouna	140,500	2006	Capital lease (2)	RasGas II	20 years (7)
Al Areesh	140,500	2007	Capital lease (2)	RasGas II	20 years (7)
Al Daayen	140,500	2007	Capital lease (2)	RasGas II	20 years (7)
Newbuildings:					
Hull No. 1643	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1644	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1645	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1646	217,300	2008	Teekay-owned (3)	RasGas 3	25 years (5)
Hull No. 1780	155,000	2008	Teekay-owned (4)	Tangguh	20 years
Hull No. S298	155,000	2009	Teekay-owned (4)	Tangguh	20 years
Total Capacity:	2,157,700				

(1) Each of our time charters are subject to certain termination and purchase obligations.

(2) We lease the vessel under a tax lease arrangement. Please read Item 18 - Financial Statements: Note 5 - Capital Lease Obligations and Restricted Cash.

(3) These newbuilding vessels are currently owned by subsidiaries of Teekay Shipping Corporation. Upon the delivery of the first vessel, we will purchase Teekay Shipping Corporation's 40% interest in Teekay Nakilat (III) Corporation, which owns the vessels. Until delivery, Teekay Shipping Corporation has agreed to finance the construction of these three vessels, which allows us to defer our need to finance them. The delivery dates for the newbuildings are based on current shipyard schedules. Please read Item 18 - Financial Statements: Note 13(k) - Related Party Transactions and Note 15(a) - Commitments and Contingencies.

(4) These newbuilding vessels are currently owned by subsidiaries of Teekay Shipping Corporation. Upon the delivery of the first vessel, we will purchase Teekay Shipping Corporation's 70% interest in Teekay BLT Corporation, which owns the vessels. Until delivery, Teekay Shipping Corporation has agreed to finance the construction of these three vessels, which allows us to defer our need to finance them. The delivery dates for the newbuildings are based on current shipyard schedules. Please read Item 18 - Financial Statements: Note 13(j) - Related Party Transactions and Note 15(a) - Commitments and Contingencies.

(5) The charterer has two options to extend the term for an additional five years each.

(6) The charterer has one option to extend the term for an additional five years.

(7) The charterer has three options to extend the term for an additional five years each.

Repsol and Gas Natural accounted for 18% and 21% of our revenues in 2004, 33% and 18% of our revenues in 2005 and 27% and 13% of our revenues in 2006, respectively. Unión Fenosa Gas, S.A. accounted for 16% of our revenues in 2005 and 13% of our revenues in 2006. No other LNG customer accounted for 10% or more of our revenues during any of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

Each LNG carrier that is owned by us or Teekay Shipping Corporation, other than the *Galicia Spirit*, is encumbered by a mortgage relating to the vessel's financing. Each of the *Madrid Spirit and the Al Marrouna, Al Areesh and the Al Daayen* (or the *RasGas II vessels*) is subject to a capital lease and a mortgage associated with our financing of the restricted cash deposits associated with the vessel.

For 2004, 2005 and 2006, approximately 49.7%, 67.4% and 54.5%, respectively, of our net voyage revenues were earned by the vessels in the LNG carrier segment. Please see Item 5 - Operating and Financial Review and Prospects: Results of Operations.

LPG Carrier Segment

LPG shipping involves the transportation of three main categories of cargo: liquid petroleum gases including propane, butane and ethane; petrochemical gases including ethylene, propylene and butadiene; and ammonia.

The worldwide LPG tanker fleet consists of approximately 1,020 vessels with an average age of approximately 15 years and approximately 200 additional LPG vessels on order for delivery through 2010. LPG carriers range in size anywhere from approximately 500 to approximately 70,000 cubic meters (or *cbm*). Approximately 60% of the worldwide fleet is less than 5,000 cbm. New LPG carriers are generally expected to have a lifespan of approximately 30 to 35 years.

LPG carriers are mainly chartered to carry LPG on time charters of three to five years, on contracts of affreightment or spot voyage charters. The two largest consumers of LPG are residential users and the petrochemical industry. Residential users, particularly in developing regions where electricity and gas pipelines are not developed, do not have fuel switching alternatives and are generally price-takers. The petrochemical industry, however, has the ability to switch between LPG and other feedstock fuels depending on price and availability of alternatives.

The following table provides additional information about our LPG vessels, which we have agreed to acquire, as of December 31, 2006, upon their respective deliveries:

Vessel	Capacity (cubic meters)	Delivery	Our Ownership After Delivery	Charterer	Remaining Charter Term
Operating LPG carriers:					
Dania Spirit (1)	7,392	2000	100%	Statoil ASA	9 years
Newbuildings:					
Hull No. WZL 0501 (2)	9,650	2008	100%	I.M. Skaguen ASA	15 years
Hull No. WZL 0502 (2)	9,650	2008	100%	I.M. Skaguen ASA	15 years
Hull No. WZL 0503 (2)	9,206	2009	100%	I.M. Skaguen ASA	15 years
Total Capacity:	35,898				

(1) In January 2007, we acquired the *Dania Spirit*, a 2000-built LPG carrier, from Teekay Shipping Corporation and the related long-term, fixed rate time charter for a purchase price of approximately $18 million.

(2) In December 2006, we agreed to acquire three LPG carriers from I.M. Skaugen ASA for approximately $29.2 million per vessel. We will acquire the vessels upon their deliveries in 2008 and 2009.

Suezmax Tanker Segment

Oil has been the world's primary energy source for a number of decades. Seaborne crude oil transportation is a mature industry. The two main types of oil tanker operators are major oil companies (including state-owned companies) that generally operate captive fleets, and independent operators that charter out their vessels for voyage or time-charter use. Most conventional oil tankers controlled by independent fleet operators are hired for one or a few voyages at a time at fluctuating market rates based on the existing tanker supply and demand. These charter rates are extremely sensitive to this balance of supply and demand, and small changes in tanker utilization have historically led to relatively large short-term rate changes. Long-term, fixed-rate charters for crude oil transportation, such as those applicable to our Suezmax tanker fleet, are less typical in the industry. As used in this discussion, "conventional" oil tankers exclude those vessels that can carry dry bulk and ore, tankers that currently are used for storage purposes and shuttle tankers that are designed to transport oil from offshore production platforms to onshore storage and refinery facilities.

Oil tanker demand is primarily a function of several factors, including the locations of oil production, refining and consumption and world oil demand and supply, while oil tanker supply is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage.

The majority of crude oil tankers range in size from approximately 80,000 to approximately 320,000 deadweight tonnes (or *dwt*). Suezmax tankers are the mid-size of the various primary oil tanker types, typically sized from 120,000 to 200,000 dwt. As of December 31, 2006, the world tanker fleet included 311 conventional Suezmax vessels, representing approximately 13% of worldwide oil tanker capacity, excluding tankers under 10,000 dwt.

As of December 31, 2006, our Suezmax tankers had an average age of approximately four years, compared to the average age of nine years for the world Suezmax conventional tanker fleet. New Suezmax tankers generally are expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, United States and international regulations require the phase-out of double-hulled vessels by 25 years. All of our Suezmax tankers are double-hulled.

The following table provides additional information about our Suezmax oil tankers as of December 31, 2006.

Tanker	Capacity (dwt)	Delivery	Our Ownership	Charterer	Remaining Charter Term
Operating Suezmax tankers:					
Tenerife Spirit	159,500	2000	Capital lease (1)	CEPSA	14 years (2)
Algeciras Spirit	159,500	2000	Capital lease (1)	CEPSA	14 years (2)
Huelva Spirit	159,500	2001	Capital lease (1)	CEPSA	15 years (2)
Teide Spirit	159,500	2004	Capital lease (1)	CEPSA	18 years (2)
Toledo Spirit	159,500	2005	Capital lease (1)	CEPSA	19 years (2)
European Spirit	151,800	2003	100%	ConocoPhillips	9 years (3)
African Spirit	151,700	2003	100%	ConocoPhillips	9 years (3)
Asian Spirit	151,700	2004	100%	ConocoPhillips	9 years (3)
Total Capacity:	1,252,700				

(1) We are the lessee under a capital lease arrangement and are required to purchase the vessel seven years after the commencement of the capital lease, which we expect to accomplish by assuming the existing vessel financing. Please read Item 18 - Financial Statements: Note 5 - Capital Lease Obligations and Restricted Cash.

(2) CEPSA has the right to terminate the time charter 13 years after the original delivery date, in which case we are generally expected to sell the vessel, subject to our right of first refusal to purchase the vessel.

(3) The term of the time charter is 12 years from the original delivery date, which may be extended at the customer's option for up to an additional six years. In addition, the customer has the right to terminate the time charter upon notice and payment of a cancellation fee. Either party also may require the sale of the vessel at any time, subject to the other party's right of first refusal to purchase the vessel.

CEPSA accounted for 36%, 30%, and 30% of our 2004, 2005 and 2006 revenues, respectively. As a result of our acquisition of the three Suezmax tankers (or the ConocoPhillips Tankers) from Teekay Shipping Corporation upon the closing of our follow-on pubic offering of common units on November 23, 2005, we also derived 16% of our revenues in 2006 from ConocoPhillips, the customer under the related time charter contracts. No other Suezmax tanker customer accounted for 10% or more of our revenues during either of these periods. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer could harm our business, financial condition and results of operations.

For 2004, 2005 and 2006, approximately 50.3%, 32.6% and 45.5%, respectively, of our net voyage revenues were earned by the vessels in the Suezmax tanker segment. Please see Item 5 - Operating and Financial Review and Prospects: Results of Operations.

Business Strategies

Our primary business objective is to increase distributable cash flow per unit by executing the following strategies:

. *Acquire new LNG and LPG carriers built to project specifications after long-term, fixed-rate time charters have been awarded for the LNG and LPG projects*. Our LNG and LPG carriers were built or will be built to customer specifications included in the related long-term, fixed-rate time charters for the vessels. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term, fixed-rate time charters for the projects have been awarded, rather than ordering vessels on a speculative basis. We believe this approach is preferable to speculative newbuilding because it:

  . eliminates the risk of incremental or duplicative expenditures to alter our LNG and LPG carriers to meet customer specifications;

  . facilitates the financing of new LNG and LPG carriers based on their anticipated future revenues; and

  . ensures that new vessels will be employed upon acquisition, which should generate more stable cash flow.

. *Expand our LNG and LPG operations globally*. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sector by selectively targeting:

  . long-term, fixed-rate time charters wherever there is significant growth in LNG and LPG trade;

  . joint ventures and partnerships with companies that may provide increased access to opportunities in attractive LNG and LPG importing and exporting geographic regions; and

  . strategic vessel and business acquisitions.

. *Provide superior customer service by maintaining high reliability, safety, environmental and quality standards.* LNG and LPG project operators seek LNG and LPG transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage our own and Teekay Shipping Corporation's operational expertise to create a sustainable competitive advantage with consistent delivery of superior customer service by our:

  . responsiveness, reliability, professionalism and integrity;

  . adoption of responsible environmental practices and strict adherence to environmental regulations;

- dedication to safe operations, commencing with our care in selecting and training our sea and office personnel; and

- use of customer feedback and industry and internal performance measures to drive continuous improvements.

- ***Manage our Suezmax tanker fleet to provide stable cash flows.*** The remaining terms for our existing long-term Suezmax tanker charters are 10 to 20 years. We believe the fixed-rate time charters for our oil tanker fleet provide us stable cash flows during their terms and a source of funding for expanding our LNG operations. Depending on prevailing market conditions during and at the end of each existing charter, we may seek to extend the charter, enter into a new charter, operate the vessel on the spot market or sell the vessel, in order to maximize returns on our Suezmax fleet while managing residual risk.

While our primary business objective is to increase distributable cash flow per unit by executing the previously mentioned strategies, we may consider other opportunities to which our competitive strengths are well suited.

Competitive Strengths

We believe that we are well positioned to execute our business strategies successfully because of the following competitive strengths:

- ***We have a strategic platform from which to expand our presence in the rapidly growing LNG and LPG marine transportation sector.*** We currently operate seven LNG carriers and are scheduled to receive interests in the four RasGas 3 LNG newbuildings and two Tangguh LNG newbuildings in 2008. We acquired a 2000-built LPG carrier from Teekay Shipping Corporation in January 2007 and have also agreed to acquire three LPG carriers from I.M. Skaugen ASA (or *Skaugen*), which are currently under construction and are expected to deliver between early 2008 and mid-2009. Our LNG and LPG fleet, combined with our existing relationships with leading energy and utility companies in Spain, a significant importer of LNG, and our new relationship, through RasGas II and RasGas 3, to the important LNG exporting nation of Qatar, give us a significant presence in the rapidly growing LNG and LPG marine transportation sector. We believe this platform provides a strategic base from which we will seek to expand existing relationships and attract new customers.

- ***Our management and the personnel of Teekay Shipping Corporation's subsidiaries who provide services to us have extensive experience in fleet expansion.*** The Chief Executive Officer and Chief Financial Officer of our general partner, key employees of our subsidiary Teekay Spain and personnel of other subsidiaries of Teekay Shipping Corporation who provide services to us pursuant to advisory and administrative services agreements have extensive experience in fleet expansion through a combination of newbuildings, vessel and business acquisitions and, in some cases, joint ventures. These individuals have overseen all aspects of the construction of over 50 newbuildings, including:

  - identifying and pre-qualifying shipyards with reputations for quality workmanship and timely vessel completion;

  - advising customers about technical vessel specifications and suggested improvements, and conducting related negotiations with the shipyard; and

  - supervising construction quality and shipyard progress toward identified budgetary constraints and completion milestones.

- ***We believe our relationship with Teekay Shipping Corporation and its prominence and customer relationships in the shipping industry significantly enhances our growth opportunities.*** Established in 1973, Teekay Shipping Corporation has achieved a global brand name in the shipping industry, developed an extensive network of long-standing relationships with major energy companies and earned a reputation for reliability, safety and excellence. We believe that our relationship with Teekay Shipping Corporation significantly enhances our growth opportunities and that we are able to leverage this relationship to our advantage in competing for the transportation requirements of LNG projects and in attracting and retaining long-term charter contracts throughout the world. We also believe that Teekay Shipping Corporation's established relationships with leading shipyards and the high number of newbuilding orders it places with these shipyards will facilitate our interactions with these shipyards during periods of shipyard production constraints, which is anticipated over the next few years.

- ***We supplement our operational experience through continued access to Teekay Shipping Corporation's expertise in various functions critical to our vessel operations.*** The key employees of our primary operating subsidiary, Teekay Spain, bring to us significant technical, financial and commercial capabilities relating to vessel operations and other business matters. Through Teekay Shipping Corporation's extensive experience operating its large fleet and its commitment to exceptional customer service, it has developed specialized core competencies addressing various functions critical to its and our operations, has adopted best practices in the shipping industry and has developed an infrastructure to efficiently coordinate and implement these skills and practices.

  We believe these services complement our existing operational experience and provide strict quality and cost controls and effective safety monitoring.

- ***We have financial flexibility to pursue acquisitions and other expansion opportunities through additional debt borrowings and the issuance of additional partnership units.*** As of March 1, 2007, our existing revolving credit facilities provided us access to $336.3 million for working capital and acquisition purposes. We believe that borrowings available under our revolving credit facilities, access to other bank financing facilities and the debt capital markets, and our ability to issue additional partnership units will provide us with financial flexibility to pursue acquisition and expansion opportunities.

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety, environment and integrity of our vessels. We are also committed to reducing our emissions and waste generation.

We have established key performance indicators to facilitate regular monitoring of our operational performance. We set targets on an annual basis to drive continuous improvement, and we review performance indicators monthly to determine if remedial action is necessary to reach our targets.

Teekay Shipping Corporation, through its subsidiaries, assists us in managing our ship operations. Det Norske Veritas, the Norwegian classification society, has approved Teekay Shipping Corporation's safety management system as complying with the International Safety Management Code (or *ISM Code*), and this system has been implemented for our Bahamian-flagged vessels. Spain's flag administration has approved this safety management system for our Spanish-flagged vessels. As part of Teekay Shipping Corporation's ISM Code compliance, all of our vessels' safety management certificates are being maintained through ongoing internal audits performed by Teekay Shipping Corporation's certified internal auditors and intermediate external audits performed by Det Norske Veritas or Spain's flag administration.

In addition to our operational experience, Teekay Shipping Corporation's in-house global shore staff performs, through its subsidiaries, the full range of technical, commercial and business development services for our LNG and LPG operations. This staff also provides administrative support to our operations in finance, accounting and human resources. This affords a safe, efficient and cost-effective operation and, pursuant to administrative services agreements with certain subsidiaries of Teekay Shipping Corporation, access to human resources, financial and other administrative functions.

Critical ship management functions that Teekay Shipping Corporation has agreed to provide to us through its Teekay Marine Services division located in various offices around the world include:

- vessel maintenance;

- crewing;

- purchasing;

- shipyard supervision;

- insurance; and

- financial services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

In addition, Teekay Shipping Corporation's day-to-day focus on cost control is applied to our operations. In 2003, Teekay Shipping Corporation and two other shipping companies established a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our arrangements with Teekay Shipping Corporation, we benefit from this purchasing alliance.

We believe that the generally uniform design of some of our existing and newbuilding vessels and the adoption of common equipment standards provides operational efficiencies, including with respect to crew training and vessel management, equipment operation and repair, and spare parts ordering.

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of LNG, LPG and crude oil is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies us against liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and, for our LNG and LPG carriers, loss of revenues resulting from vessel off-hire time due to a marine casualty or an officer or crew strike. Teekay Shipping Corporation provides off-hire insurance for our LNG and LPG carriers. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

We use in our operations Teekay Shipping Corporation's thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Shipping Corporation's commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

Classification, Audits and Inspections

The hull and machinery of all our vessels is "classed" by one of the major classification societies: Det Norske Veritas or Lloyd's Register of Shipping. The classification society certifies that the vessel has been built and maintained in accordance with its rules. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (or an *Intermediate Survey*) and the fourth or fifth annual inspection being the most comprehensive survey (or a *Special Survey*). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of the hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel and mark the hull to accommodate underwater inspections by divers.

The vessel's flag state, or the vessel's classification society if nominated by the flag state, also inspects our vessels to ensure they comply with applicable rules and regulations of the country of registry of the vessel and the international conventions of which that country is a signatory.

In addition to the classification inspections, many of our customers regularly inspect our vessels as a condition to chartering, and regular inspections are standard practice under long-term charters as well.

Port state authorities, such as the U.S. Coast Guard, also inspect our vessels when they visit their ports.

We believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Our vessels are also regularly inspected by our seafaring staff, who perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All plans are monitored until they are completed. The objectives of these inspections are to:

- ensure adherence to our operating standards;
- maintain the structural integrity of the vessel;
- maintain machinery and equipment to give full reliability in service;
- optimize performance in terms of speed and fuel consumption; and
- ensure the vessel's appearance will support our brand and meet customer expectations.

To achieve our vessel structural integrity objective, we use a comprehensive "Structural Integrity Management System" developed by Teekay Shipping Corporation. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel's life.

Teekay Shipping Corporation, which assists us in managing our ship operations through its subsidiaries, has obtained approval for its safety management system as being in compliance with the ISM Code. Teekay Shipping Corporation's safety management system has also been certified as being compliant with the International Standards Organization's (or *ISO*) 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001 for Occupational Health and Safety, and the IMO's International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis. To maintain compliance, the system is audited regularly by either the vessels' flag state or, when nominated by the flag state, a classification society. Certification is valid for five years subject to satisfactorily completing internal and external audits.

Properties

Other than our vessels, we do not have any material property.

Organizational Structure

The following is a list of the Partnership's significant subsidiaries as at December 31, 2006:

Name of Significant Subsidiary	Ownership	State or Jurisdiction of Incorporation
Naviera Teekay Gas, SL	100%	Spain
Naviera Teekay Gas II, SL	100%	Spain
Naviera Teekay Gas III, SL	100%	Spain
Naviera Teekay Gas IV, SL	100%	Spain
Single Ship Limited Liability Companies	100%	Marshall Islands
Teekay Luxembourg Sarl	100%	Luxembourg
Teekay Nakilat Holdings Corporation	100%	Marshall Islands
Teekay Nakilat Corporation	70%	Marshall Islands
Teekay Nakilat (II) Limited	70%	United Kingdom
Teekay Shipping Spain SL	100%	Spain

C. Regulations

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater inspection and safety requirements on all vessels in the LNG and LPG carrier and oil tanker markets and will accelerate the scrapping of older vessels throughout these industries.

Regulation - International Maritime Organization (or IMO)

IMO regulations include the International Convention for Safety of Life at Sea (or *SOLAS*), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or *ISPS*), the ISM Code, the International Convention on Prevention of Pollution from Ships (the *MARPOL Convention*), the International Convention on Civil Liability for Oil Pollution Damage of 1969, the International Convention on Load Lines of 1966, and, specifically with respect to LNG and LPG carriers, the International Code for Construction and Equipment of Ships Carrying Liquefied Gases in Bulk (the *IGC Code*). SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and the IGC Code, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports.

The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner's compliance with requirements of the ISM Code relating to the development and maintenance of an extensive "Safety Management System." Such a system includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. Each of the existing vessels in our fleet currently is ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

ISPS was adopted in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or *MTSA*), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA, and we expect all relevant newbuildings to comply upon delivery.

LNG and LPG carriers are also subject to regulation under the IGC Code. Each LNG and LPG carrier must obtain a certificate of compliance evidencing that it meets the requirements of the IGC Code, including requirements relating to its design and construction. Each of our LNG and LPG carriers currently is in substantial compliance with the IGC Code, and each of the shipbuilding contracts for our LNG newbuildings, and the LPG newbuildings we have agreed to acquire from Skaugen, requires compliance prior to delivery.

Under IMO regulations, an oil tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:

- is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

- commences a major conversion or has its keel laid on or after January 6, 1994; or

- completes a major conversion or is a newbuilding delivered on or after July 6, 1996.

In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective April 5, 2005, accelerate the mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. All of our oil tankers are double-hulled and were delivered after July 6, 1996, so our tankers will not be affected directly by these IMO regulations.

Annex VI to MARPOL, which became effective internationally on May 19, 2005, sets limits on sulfur dioxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances. Annex VI also imposes a global cap on the sulfur content of fuel oil and allows for specialized areas to be established internationally with more stringent controls on sulfur emissions. For vessels over 400 gross tons, Annex VI imposes various survey and certification requirements. The United States has not yet ratified Annex VI. Vessels operated internationally, however, are subject to the requirements of Annex VI in those countries that have implemented its provisions. We believe that the cost of our complying with Annex VI will not be material.

Environmental Regulations - The United States Oil Pollution Act of 1990 (**or** *OPA 90*)

OPA 90 established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, fuel (or *bunkers*) or lubricants. OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

Under OPA 90, vessel owners, operators and bareboat charters are "responsible parties" and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and cleanup costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

- natural resources damages and the related assessment costs;

- real and personal property damages;

- net loss of taxes, royalties, rents, fees and other lost revenues;

- lost profits or impairment of earning capacity due to property or natural resources damage;

- net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards; and

- loss of subsistence use of natural resources.

OPA 90 limits the liability of responsible parties to the greater of $1,900 per gross ton or $16 million per tanker that is over 3,000 gross tons per incident, subject to possible adjustment for inflation. These limits of liability would not apply if the incident were proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party's gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. We currently plan to continue to maintain for each of our vessel's pollution liability coverage in the amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in United States waters must be built with double-hulls. All of our existing tankers are, and all of our newbuildings will be, double-hulled.

In December 1994, the United States Coast Guard (or *Coast Guard*) implemented regulations requiring evidence of financial responsibility in the amount of $1,500 per gross ton for tankers, coupling the OPA limitation on liability of $1,200 per gross ton with the Comprehensive Environmental Response, Compensation, and Liability Act (or *CERCLA*) liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.

The Coast Guard's regulations concerning certificates of financial responsibility (or *COFR*) provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes COFR. In addition, in the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided COFR under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses.

The Coast Guard's financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from a third party. If other vessels in our fleet trade into the United States in the future, we expect to obtain additional guaranties from third-party insurers or to provide guaranties through self-insurance.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. We intend to comply with all applicable state regulations in the ports where our vessels call.
Owners or operators of tank vessels operating in United States waters are required to file vessel response plans with the Coast Guard, and their tank vessels are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:

- address a "worst case" scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a "worst case discharge";

- describe crew training and drills; and

- identify a qualified individual with full authority to implement removal actions.

We have filed vessel response plans with the Coast Guard for the tankers we own and have received approval of such plans for all vessels in our fleet to operate in United States waters. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90.

29

The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.
OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state's regulations are equal or more stringent. Several coastal states such as California, Washington and Alaska require state-specific COFR and vessel response plans.

CERCLA contains a similar liability regime to OPA 90, but applies to the discharge of "hazardous substances" rather than "oil." Petroleum products and LNG and LPG should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on LNG or LPG carriers might fall within its scope. CERCLA imposes strict joint and several liability upon the owner, operator or bareboat charterer of a vessel for cleanup costs and damages arising from a discharge of hazardous substances.

OPA 90 and CERCLA do not preclude claimants from seeking damages for the discharge of oil and hazardous substances under other applicable law, including maritime tort law. Such claims could include attempts to characterize the transportation of LNG or LPG aboard a vessel as an ultra-hazardous activity under a doctrine that would impose strict liability for damages resulting from that activity. The application of this doctrine varies by jurisdiction. There can be no assurance that a court in a particular jurisdiction will not determine that the carriage of oil or LNG or LPG aboard a vessel is an ultra-hazardous activity, which would expose us to strict liability for damages we cause to injured parties even when we have not acted negligently.

Environmental Regulation - Other Environmental Initiatives

Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or *CLC*), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil (not LNG or LPG) as cargo, a vessel's registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $6.8 million plus approximately $960 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $137 million per vessel and the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency, have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the transmission, distribution, supply and storage of LNG and LPG, the discharge of ballast water and the discharge of bunkers as potential pollutants, and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.

D. Taxation of the Partnership

Marshall Islands Taxation

Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, neither we nor our subsidiaries will be subject to income, capital gains, profits or other taxation under current Marshall Islands law. As a result, distributions by our subsidiaries to us will not be subject to Marshall Islands taxation.

United States Taxation

This section is based upon provisions of the U.S. Internal Revenue Code of 1986 (or the *IRC*) as in effect on March 31, 2007, existing final, temporary and proposed regulations there under and current administrative rulings and court decisions, all of which are subject to change. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to "we", "our" or "us" are references to Teekay LNG Partners L.P. and its direct or indirect wholly owned subsidiaries that have properly elected to be disregarded as entities separate from Teekay LNG Partners L.P. for U.S. federal tax purposes.

Classification as a Partnership. For purposes of U.S. federal income taxes, a partnership is not a taxable entity, and although it may be subject to withholding taxes on behalf of its partners under certain circumstances, a partnership itself incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss, deduction and credit of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership.

Section 7704 of the IRC provides that publicly traded partnerships will, as a general rule, be treated as corporations for U.S. federal income tax purposes. However, an exception, referred to as the "Qualifying Income Exception," exists with respect to publicly traded partnerships whose "qualifying income" represents 90% or more of their gross income for every taxable year. Qualifying income includes income and gains derived from the transportation and storage of crude oil, natural gas and products thereof, including LNG. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of qualifying income, including stock. We recently received a ruling from the IRS that we requested in connection with our initial public offering to the effect that the income we derive from transporting LNG, LPG and crude oil pursuant to time charters existing at the time of our initial public offering is qualifying income within the meaning of Section 7704. A ruling from the IRS, while generally binding on the IRS, may under certain circumstances be revoked or modified by the IRS retroactively.

We estimate that less than 5% of our current income is not qualifying income; however, this estimate could change from time to time. There are a number of factors that could cause the percentage of our income that is qualifying income to vary. For example, we have not received an IRS ruling or an opinion of counsel that any income or gain we recognize from foreign currency transactions or from interest rate swaps is qualifying income. Under some circumstances, such as a significant increase in interest rates, the percentage of such income or gain in relation to our total gross income could be substantial. However, we do not expect income or gains from foreign currency transactions or interest rate swaps to constitute a significant percentage of our current or future gross income for U.S. federal income tax purposes.

Possible Classification as a Corporation. If we fail to meet the Qualifying Income Exception described previously with respect to our classification as a partnership for U.S. federal income tax purposes, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as a non-U.S. corporation for U.S. federal income tax purposes. If previously treated as a partnership, our change in status would be deemed to have been effected by our transfer of all of our assets, subject to liabilities, to a newly formed non-U.S. corporation, in return for stock in that corporation, and then our distribution of that stock to our unitholders and other owners in liquidation of their interests in us.

If we were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss, deduction and credit would not pass through to unitholders. Instead, we would be subject to U.S. federal income tax based on the rules applicable to foreign corporations, not partnerships, and such items would be treated as our own. Any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder's tax basis in his common units, or taxable capital gain, after the unitholder's tax basis in his common units is reduced to zero.

Taxation of Operating Income. In the event we were treated as a corporation, our operating income may be subject to U.S. federal income taxation under one of two alternative tax regimes (the 4% gross basis tax or the net basis tax, as described below).

The 4% Gross Basis Tax. We may be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross income (without benefit of deductions) attributable to transportation that begins or ends (but not both) in the United States, unless the Section 883 Exemption applies (as more fully described below under "— The Section 883 Exemption") and we file a U.S. federal income tax return to claim that exemption. For this purpose, gross income attributable to transportation (or transportation income) includes income from the use, hiring or leasing of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes time charter or bareboat charter income. The U.S. source portion of our transportation income is deemed to be 50% of the income attributable to voyages that begin or end (but not both) in the United States. Generally, no amount of the income from voyages that begin and end outside the United States is treated as U.S. source, and consequently none of the transportation income attributable to such voyages is subject to U.S. federal income tax. Although the entire amount of transportation income from voyages that begin and end in the United States would be fully taxable in the United States, we currently do not expect to have any transportation income from voyages that begin and end in the United States; however, there is no assurance that such voyages will not occur.

Net Income Tax and Branch Tax Regime. We currently do not expect to have a fixed place of business in the United States. Nonetheless, if this were to change or we otherwise were treated as having such a fixed place of business involved in earning U.S. source transportation income, such transportation income may be treated as effectively connected with the conduct of a trade or business in the United States. Any income that we earn that is treated as U.S. effectively connected income would be subject to U.S. federal corporate income tax (the highest statutory rate is currently 35%), unless the Section 883 Exemption (as discussed below) applied. The 4% U.S. federal income tax described above is inapplicable to U.S. effectively connected income, however.

Unless the Section 883 Exemption applied, a 30% branch profits tax imposed under Section 884 of the IRC also would apply to our earnings that result from U.S. effectively connected income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us. Furthermore, on the sale of a vessel that has produced U.S. effectively connected income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced U.S. effectively connected income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on sale of a vessel because it is expected that any sale of a vessel will be structured so that it is considered to occur outside of the United States and so that it is not attributable to an office or other fixed place of business in the United States.

The Section 883 Exemption. In general, if a non-U.S. corporation satisfies the requirements of Section 883 of the IRC and the regulations thereunder (or the *Final Section 883 Regulations*), it will not be subject to the 4% gross basis tax or the net basis tax described above on its U.S. source transportation income attributable to voyages that begin or end (but not both) in the United States (or *U.S. Source International Shipping Income*).

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an *Equivalent Exemption*) and it meets one of three ownership tests (or the *Ownership Test*) described in the Final Section 883 Regulations.

The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, in the event we were treated as a corporation for U.S. federal income tax purposes, our U.S. Source International Shipping Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes), would be exempt from U.S. federal income taxation provided we meet the Ownership Test. We believe that we should satisfy the Ownership Test. However, the determination of whether we will satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Shipping Corporation's ownership of us, whether Teekay Shipping Corporation's stock is publicly traded, the concentration of ownership of Teekay Shipping Corporation's own stock and the satisfaction of various substantiation and documentation requirements. There can be no assurance that we will satisfy these requirements at any given time and thus that our U.S. Source International Shipping Income would be exempt from U.S. federal income taxation by reason of Section 883 in any of our taxable years if we were treated as a corporation.

Consequences of Possible PFIC Classification. A non-United States entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a "look through" rule, either (1) at least 75% of its gross income is "passive" income or (2) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.

Based upon our current assets and operations, we do not believe that we would be considered to be a PFIC even if we were treated as a corporation. There are, however, legal uncertainties involved and, in addition, there is no assurance that the nature of our assets, income and operations will remain the same in the future.

Consequences of Possible Controlled Foreign Corporation Classification. If more than 50% of either the total combined voting power of our outstanding units entitled to vote or the total value of all of our outstanding units were owned, actually or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, actually or constructively, 10% or more of the total combined voting power of our outstanding units entitled to vote, we could be treated as a controlled foreign corporation (or *CFC*) at any such time as we are properly classified as a corporation for U.S. federal income tax purposes. However, we believe we are not a CFC.

Luxembourg Taxation

The following discussion is based upon the current tax laws of Luxembourg and regulations, the Luxembourg tax administrative practice and judicial decisions thereunder, all subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Luxembourg income tax considerations applicable to us.

Our operating subsidiary, Teekay LNG Operating L.L.C. (a Marshall Islands company), through its direct Luxembourg subsidiary, Teekay Luxembourg S.a.r.l. (or *Luxco*), and other intermediary subsidiaries, indirectly holds all of our operating assets. Luxco is considered a Luxembourg resident company for Luxembourg tax purposes subject to taxation in Luxembourg on its income regardless. Luxco is capitalized with equity and loans from Teekay LNG Operating L.L.C. Luxco, in turn, has re-lent a substantial portion of the loan proceeds received from Teekay LNG Operating L.L.C. to Teekay Spain S.L. (or *Spainco*). Luxco used the remaining proceeds from the loans from and equity purchases by Teekay LNG Operating L.L.C. to purchase shares in Spainco.

Luxco is considered a Luxembourg resident company for Luxembourg tax purposes subject to taxation in Luxembourg on its income regardless of where the income is derived. The generally applicable Luxembourg income tax rate is approximately 30%.

Taxation of Interest Income. Luxco's loans to Spainco generate interest income. However, because this interest income is offset substantially by interest expense on the loan made Teekay LNG Operating L.L.C. to Luxco, we believe that any taxation of that income will be immaterial.

Taxation of Interest Payments. Luxembourg does not levy a withholding tax on interest paid to corporate entities non-resident of Luxembourg, such as Teekay LNG Operating L.L.C., unless the interest represents an unlimited right to participate in profits of the interest-paying entity, or the interest payment relates to the portion of debt used to acquire share capital and the debt exceeds a Luxembourg "thin capitalization" threshold or the interest rate is not regarded as arm's length. Based on guidance received by Teekay Shipping Corporation from the Luxembourg taxing authority, we believe interest paid by Luxco on the types of loans made to it by Teekay LNG Operating L.L.C. do not represent a right to participate in its profits and are consistent with Luxembourg transfer pricing rules. In addition, we have capitalized Luxco in a manner we believe meets the "thin capitalization" threshold. Accordingly, we believe that interest payments made by Luxco to Teekay LNG Operating L.L.C. are not subject to Luxembourg withholding tax.

Taxation of Spainco Dividends and Capital Gains. Pursuant to Luxembourg law, dividends received by Luxco from Spainco and capital gains realized on any disposal of Spainco shares generally will be exempt from Luxembourg taxation if certain requirements are met. We believe that Luxco will meet these requirements and that any dividend received on or any capital gain resulting from the disposition of the shares of Spainco will be exempt from taxation in Luxembourg. Notwithstanding this exemption, Luxembourg law does not permit the deduction of interest expense on loans specifically used to purchase shares eligible for the dividend exemption, to the extent of any dividends received the same year and derived from the shares financed by the loans. Similarly, capital gains are tax exempt only for the portion exceeding the interest expense generated by the loan financing the purchase of shares and previously deducted. We currently do not intend to dispose of the shares of Spainco. However, we believe that any taxation on any gain resulting from any disposition of the shares of Spainco would not be material.

Taxation of Luxco Dividends. Luxembourg levies a 20% withholding tax on dividends paid by a Luxembourg company to a non-resident of the European Union (absent a tax treaty), which would apply to dividends paid by Luxco to Teekay LNG Operating L.L.C. However, we do not expect to
cause Luxco to pay dividends, but to distribute all of its available cash through the payment of interest and principal on its loans owing to Teekay LNG Operating L.L.C., for at least the next ten years. We may also recapitalize another Luxembourg company in the future to continue this arrangement, as is permitted under current Luxembourg tax rules.

Spanish Taxation

The following discussion is based upon the tax laws of Spain and regulations, rulings and judicial decisions thereunder, and is subject to possible change on a retroactive basis. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Spanish income tax considerations applicable to us.

Spainco owns, directly and indirectly, a number of other Spanish subsidiaries, including those operating five of our Suezmax tankers and four of our Spanish LNG carriers.

Taxation of Spanish Subsidiaries Engaged in Shipping Activities. Spain imposes income taxes on income generated by our operating Spanish subsidiaries' shipping-related activities at a rate of 35%. Two alternative Spanish tax regimes provide incentives for Spanish companies engaged in shipping activities; the Canary Islands Special Ship Registry (or *CISSR*) and the Spanish Tonnage Tax Regime (or *TTR*). As at December 31, 2006, the vessels operated by our operating Spanish subsidiaries were subject to the TTR, with the exception of two LNG carriers.

The TTR applies to Spanish companies that own or operate vessels, but does not depend upon the registry of the vessels. Consequently, there is no requirement for the vessel to maintain the Spanish or Canary Island flag or to follow the crewing requirements that correspond to these flags. However, under a proposal currently under discussion in the Spanish Parliament, it is possible that the TTR regime will be modified to require that a certain percentage (measured in terms of net tonnage) of the vessels owned or operated under the TTR regime should be flagged in a European Union member state. If granted, the TTR regime will apply to the shipping company for an initial period of 10 years, which may be extended for successive 10-year periods upon application by the company.

Under this regime, the applicable income tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company's disposal, excluding time required for repairs. The tax base currently ranges from 0.20 to 0.90 Euros per day per 100 tonnes, against which the generally applicable tax rate of 35% will apply. If the shipping company also engages in activities other than those subject to the TTR regime, income from those other activities will be subject to tax at the generally applicable rate of 35%.

If a vessel is acquired and disposed of by a company while it is subject to the TTR regime, any gain on the disposition of the vessel generally is not subject to Spanish taxation. If the company acquired the vessel prior to becoming subject to the TTR regime or if the company acquires a used vessel after becoming subject to the TTR regime, the difference between the fair market value of the vessel at the time it enters into the TTR and the tax value of the vessel at that time is added to the taxable income in Spain when the vessel is disposed of and generally remains subject to Spanish taxation at the rate of 35%.

We believe that the TTR regime provides several advantages over the first ship registry regime described above, including increased flexibility on registering and crewing vessels, a lower overall tax payable and a possible reduction in the Spanish tax on any gain from the disposition of the vessels.

To qualify under the CISSR, the Spanish company's vessels must be registered in the Canary Islands Special Ship Registry. Under this registry, the Master and First Officer for the vessel must be Spanish nationals and at least 50% of the crew must be European Union nationals. Two of the vessels of our operating Spanish subsidiaries currently are registered in the Canary Islands Special Ship Registry and meet these ship personnel requirements. As a result, we believe that these subsidiaries qualify for the tax benefits associated with the first regime, representing a credit equal to 90% against the tax otherwise payable on income from the commercial operation of the vessels. This credit effectively reduces the Spanish tax rate on this income to 3.5%. This deduction does not apply to gains from vessel dispositions.

Taxation on Distributions by Spanish Entities. Income distributed to non-residents of Spain by our Spanish subsidiaries as dividends may be subject to a 15% Spanish withholding tax, unless the dividends are paid to an entity resident in a European Union member state, subject to certain requirements, or to an entity resident in a "tax treaty" jurisdiction. In addition, interest paid by Spanish entities on debt owed to non-residents of Spain is generally subject to a 15% withholding tax.

Spainco has obtained shareholder approval for itself and its subsidiaries to file a consolidated tax return for the 2005 tax year. As a result, no withholding taxes should apply to any interest or dividend payments made between Spainco and its Spanish subsidiaries.

As described above, Spainco is capitalized with debt and equity from Luxco, which owns 100% of Spainco. We expect that Spainco will not pay dividends but will distribute all of its available cash through the payment of interest and principal on its loans owing to Luxco for at least the next ten years. Once these loans are fully repaid, Spainco will distribute all of its available cash to Luxco through dividends.

Pursuant to Spanish law, interest paid by Spainco to Luxco is not subject to Spanish withholding tax if our Spanish subsidiaries respect the debt-equity provisions applicable to direct and indirect debt borrowed from non-European Union resident related parties and if Luxco is a resident of Luxembourg, Luxco does not have a permanent establishment in Spain, and Luxco is not a company qualifying as a tax-exempt 1929 holding company under Luxembourg legislation. We believe Luxco meets the Spanish law requirements. Consequently, we believe that interest paid by Spainco to Luxco should not be subject to withholding tax in Spain.

Pursuant to the European Union Parent-Subsidiary Directive, dividends paid by Spainco to Luxco are not subject to Spanish withholding taxes if Luxco meets an ownership requirement and a Luxembourg presence requirement. We believe that Luxco has satisfied both the ownership and Luxembourg presence requirements and has qualified for the Spanish withholding tax exemption on any dividends that Spainco has paid to Luxco.

Qatar Taxation

The following discussion is based upon our knowledge of the tax laws of Qatar and regulations, rulings and judicial decisions thereunder. The following discussion is for general information purposes only and does not purport to be a comprehensive description of all of the Qatar income tax considerations applicable to us.

The Qatar Public Revenue and Tax Department's (or *QPRTD*) has confirmed that foreign entities are subject to tax in Qatar on income earned from international shipping within Qatari waters. Qatar income tax is usually determined on a consolidated basis for multiple foreign entities owned by a common parent. In our case, the three RasGas II LNG carriers we operate in Qatar beginning in late 2006 are operated by separate shipowning subsidiaries owned by Teekay Nakilat, of which we own a 70% interest.

Based on the QPRTD's confirmation, we believe that Teekay Nakilat's income earned from activity in Qatar is taxable. Because the time charter revenue we earn from the Qatari voyages is earned on a daily or time use basis, we believe it is more likely than not that this revenue will be taxable in Qatar only in relation to the time the vessels operate in Qatari waters. Expenses specifically and demonstrably related to the revenue taxable in Qatar should be deductible in calculating income subject to Qatari tax.

Based on our anticipated operation of the three RasGas II LNG carriers, we believe that the allocation and deduction of operating expenses, tax depreciation and interest expense to the revenue taxable in Qatar should result in no taxation in Qatar for the first ten years of operation. Furthermore, because our time charters with RasGas II provide for a gross up payment for any Qatari tax Teekay Nakilat must pay with respect to its operation of the LNG carriers in Qatari waters, we believe any Qatari taxes will not affect our financial results. However, during January 2006, Teekay Shipping Corporation entered into finance leases with a U.K. lessor for the three RasGas II vessels and will have to separately reimburse the U.K. lessor for any Qatari taxes.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or *LNG*) and crude oil marine transportation services. Our growth strategy primarily focuses on expanding our fleet of LNG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG sector by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Shipping Corporation and its affiliates to pursue these growth opportunities in the LNG sector and may consider other opportunities to which our competitive strengths are well suited. In December 2006, we announced that we would be acquiring four liquefied petroleum gas (or *LPG*) carriers, as discussed below. LPG is a by-product of natural gas separation and crude oil refining. We believe LPG transportation services are a natural extension of our core LNG transportation business. We view our Suezmax tanker fleet primarily as a source of stable cash flow as we expand our LNG and LPG operations.

We manage our business and analyze and report our results of operations on the basis of the following two business segments:

LNG Carrier Segment. We have seven LNG carriers, including the following three RasGas II newbuilding vessels: the *Al Marrouna*, that delivered in October 2006, the *Al Areesh* that delivered in January 2007 and the *Al Daayen* that delivered in February 2007. All of our LNG carriers operate under long-term, fixed-rate charters.

In addition, in July and August 2005, Teekay Shipping Corporation announced that it was awarded new long-term, fixed-rate time charter contracts to transport LNG and has entered into agreements to construct a total of six LNG carriers in connection with these awards. Two of the LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, and four will be chartered for a period of 25 years (with options to extend up to an additional 10 years) to Ras Laffan Liquefied Natural Gas Co. Limited (3). Partners in each of these projects will participate in 30% and 60%, respectively, of the ownership of the related time charters and related vessels. On November 1, 2006, we agreed to acquire from Teekay Shipping Corporation, upon delivery of the first vessel of each project, its interest in these vessels and related charter contracts. Please read Item 18 - Financial Statements: Note 19 - Other Information.

In 2006, 2005, and 2004, our LNG carrier segment generated 54.5%, 67.4% and 49.7%, respectively, of our total net voyage revenues.

Suezmax Tanker Segment. We have eight Suezmax class crude oil tankers, including the *Toledo Spirit*, that delivered in July 2005 and three double-hulled Suezmax tankers we acquired from Teekay Shipping Corporation in November 2005. In May 2005, we sold our only single-hulled Suezmax tanker, the *Granada Spirit*. During most of 2005, we had four Suezmax tankers. Please read "-- Follow-On Offering and Acquisition of Three Suezmax Tankers" below. We describe our Suezmax tanker dispositions and deliveries in more detail under "-- Results of Operations" below. All of our Suezmax tankers operate under long-term, fixed-rate time charters.

In 2006, 2005, and 2004, our Suezmax tanker segment generated 45.5%, 32.6% and 50.3%, respectively, of our total net voyage revenues.

Our original fleet was established by Naviera F. Tapias S.A. (or *Tapias*), a Spanish company founded in 1991. Teekay Shipping Corporation, through its subsidiary Teekay Luxembourg S.a.r.l. (or *Luxco*), acquired Tapias on April 30, 2004 and changed its name to Teekay Shipping Spain S.L. (or *Teekay Spain*). Teekay Shipping Corporation acquired Tapias for $298.2 million in cash, plus the assumption of existing debt and newbuilding commitments. Please read Item 18 - Financial Statements: Note 3 - Acquisition of Teekay Shipping Spain S.L.

Our Initial Public Offering

On November 3, 2004, Teekay Shipping Corporation formed us to own and operate the LNG and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries. On May 6, 2005, Teekay Shipping Corporation contributed to us all of the outstanding shares of Luxco, all but $54.9 million of notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., (which owned the Suezmax tanker, the *Granada Spirit*), in connection with our initial public offering on May 10, 2005. We subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in us. Our general partner, Teekay GP L.L.C. received a 2% general partner interest and all of the incentive distribution rights in us. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. In our initial public offering, we sold 6,900,000 of our common units, which represent limited partner interests, at a price of $22.00 per unit, for net proceeds of $135.7 million. Please read Item 18 - Financial Statements: Note 2 - Public Offerings.

Follow-On Offering and Acquisition of Three Suezmax Tankers

In November 2005, we completed a follow-on public offering of 4,600,000 common units at a price of $27.40 per unit. Net proceeds from the offering were $120.0 million. In addition, our general partner contributed $2.6 million to us to maintain its 2% general partner interest. Please read Item 18 - Financial Statements: Note 2 - Public Offerings.

Concurrently with the closing of the offering, we acquired from Teekay Shipping Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. These vessels, the *African Spirit*, the *Asian Spirit* and the *European Spirit* (collectively, the *ConocoPhillips Tankers*), are similar in size to our other five crude oil tankers. The ConocoPhillips Tankers have an average age of three years and are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. Each time charter has a remaining scheduled term of approximately nine years, subject to termination and vessel sale and purchase rights. In addition, ConocoPhillips has the option to extend the charters for up to an additional six years.

Acquisition of Four Liquefied Petroleum Gas Carriers

In December 2006, we announced that we had agreed to acquire three LPG carriers from I.M. Skaugen ASA (or *Skaugen*), for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. We will acquire the vessels upon their deliveries and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen at fixed-rates, for a period of 15 years.

In January 2007, we acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18 million. We financed the purchase with our existing revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

Our Charters

We generate revenues by charging customers for the transportation of their LNG and crude oil using our vessels. Historically, we generally have provided these services under the following basic types of contractual relationships:

- Time charters, where vessels are chartered to customers for a fixed period of time at rates that are generally fixed but may contain a variable component, based on inflation, interest rates or current market rates; and

- Voyage charters, which are charters for shorter intervals, usually a single round trip, that are priced on a current, or "spot," market rate.

During 2006, 2005 and 2004, we derived 100.0%, 100.0% and 84.3%, respectively, of our revenues from time charters. During 2004, 15.7% of our revenues were derived from voyage charters. During these periods, all our vessels were employed on long-term time charters, except the *Granada Spirit*, which operated under voyage charters in the spot market during 2004. We do not anticipate earning revenues from voyage charters in the foreseeable future.

"Hire" rate refers to the basic payment from the customer for the use of a vessel. Hire is payable monthly, in advance, in U.S. Dollars or Euros, as specified in the charter. The hire rate generally includes two components - a capital cost component and an operating expense component. The capital component typically approximates the amount we are required to pay under vessel financing obligations and, for our existing Suezmax tankers (other than for the ConocoPhillips Tankers), adjusts for changes in the floating interest rates relating to the underlying vessel financing. The operating component, which adjusts annually for inflation, is intended to compensate us for vessel operating expenses and provide us a profit.

The time charters for the ConocoPhillips Tankers include a fixed monthly rate for their initial 12-year term, which increases the initial term for any extensions. These time charters do not include separately identified capital or operating components or adjust for inflation.

For our charters, other than the charters for the three RasGas II vessels and the ConocoPhillips Tankers, we earn a profit from a margin built into the operating component. Under the RasGas II charters, this margin is built into the capital component.

In addition, we may receive additional revenues beyond the fixed hire rate when current market rates exceed specified amounts under our time charter for one Suezmax tanker, the *Teide Spirit*.

Hire payments may be reduced or, under some charters, we must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed speed or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. Historically, we have had few instances of hire rate reductions and none that have had a material impact on our operating results.

When a vessel is "off-hire"—or not available for service—generally the customer is not required to pay the hire rate and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel will be deemed to be off-hire if it is in drydock. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. In addition, a vessel generally will be deemed off-hire if there is a loss of time due to, among other things: operational deficiencies; equipment breakdowns; delays due to accidents, crewing strikes, certain vessel detentions or similar problems; or our failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

The average remaining term of our existing long-term, fixed-rate time charters is approximately 19 years for our LNG carriers and 13 years for our Suezmax tankers, subject, in certain circumstances, to termination or purchase rights. The initial term of each of the three RasGas II LNG newbuilding charters is 20 years, in each case from delivery of the vessel.

Our customers include major energy companies and their affiliates. We derive a substantial majority of our revenues from a limited number of customers. During 2006, 2005 and 2004, we derived 99%, 98% and 84%, respectively, of our revenues from four customers - Compania Espanola de Petroleos, S.A. (or *CEPSA*) (30%, 30% and 36%), Repsol YPF, S.A. (27%, 34% and 18%), Gas Natural SDG, S.A. (13%, 18% and 21%), and Unión Fenosa Gas, S.A (13%, 16% and 9%). As a result of our acquisition of the ConocoPhillips Tankers and related time charters from Teekay Shipping Corporation upon the closing of our follow-on public offering in November, 2005, we derived approximately 99% of our revenues from the following customers during 2006: CEPSA, Repsol YPF, S.A., Gas Natural SDG, S.A., Unión Fenosa Gas, S.A. and ConocoPhillips. The loss of any customer or time charter, or a significant decline in payments under any of our time charters, could materially and adversely affect our revenues, cash flows and operating results.

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Voyage Revenues. Voyage revenues currently include revenues only from time charters. Voyage revenues are affected by hire rates and the number of calendar-ship-days a vessel operates. Voyage revenues are also affected by the mix of business between time and voyage charters. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the customer under time charters and by us under voyage charters. When we pay voyage expenses, we typically add them to our hire rates at an approximate cost.

Net Voyage Revenues. Net voyage revenues represent voyage revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the form of the charter, we use net voyage revenues to improve the comparability between periods of reported revenues that are generated by the different forms of charters. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than voyage revenues, the most directly comparable financial measure under accounting principles generally accepted in the United States (or *GAAP*).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.

Income from Vessel Operations. To assist us in evaluating our operations by segment, we sometimes analyze the income we receive from each segment after deducting operating expenses, but prior to the deduction of interest expense, taxes, foreign currency and interest rate swap gains or losses and other income and losses. For more information, please read Item 18 - Financial Statements: Note 4 - Segment Reporting.

Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications required to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every five years. In addition, a shipping society classification intermediate survey is performed on our LNG carriers between the second and third year of a five-year drydocking period. We capitalize a substantial portion of the costs incurred during drydocking and for the survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking or intermediate survey. We expense as incurred costs for routine repairs and maintenance performed during drydocking or intermediate survey that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of the following three components:

- charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels;

- charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking; and

- charges related to the amortization of the fair value of the time charters acquired in the Teekay Spain acquisition (over the remaining terms of the charters), which was initially determined at approximately $183 million in April 2004 when Teekay Shipping Corporation acquired Teekay Spain.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.

Calendar-Ship-Days. Calendar-ship-days are equal to the total number of calendar days that our vessels were in our possession during a period. As a result, we use calendar-ship-days primarily in explaining changes in vessel operating expenses and depreciation and amortization.

Utilization. Utilization is an indicator of the use of our fleet during a given period, and is determined by dividing our revenue days by our calendar-ship-days for the period.

Restricted Cash Deposits. Under capital lease arrangements for four of our LNG carriers, we (a) borrowed under term loans and deposited the proceeds into restricted cash accounts and (b) entered into capital leases, also referred to as "bareboat charters," for the vessels. The restricted cash deposits, together with interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms, where applicable. During vessel construction, we borrowed under the term loans and made restricted cash deposits equal to construction installment payments. For more information, please read Item 18 - Financial Statements: Note 5 - Capital Leases and Restricted Cash.

Foreign Currency Fluctuations. Our results of operations are affected by fluctuations in currency exchange rates. The volatility in our financial results due to currency exchange rate fluctuations are attributed primarily to the following factors:

- *Unrealized end-of-period revaluations*. Under U.S. accounting guidelines, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, restricted cash, long-term debt and capital lease obligations, are revalued and reported based on the prevailing exchange rate at the end of the period. A substantial majority of our foreign currency gains and losses are attributable to this revaluation in respect of our Euro-denominated term loans. Substantially all of these gains and losses are unrealized.

- *Foreign currency revenues and expenses*. A portion of our voyage revenues are denominated in Euros. A substantial majority of our vessel operating expenses and general and administrative expenses are denominated in Euros, which is primarily a function of the nationality of our crew and administrative staff. We also have Euro-denominated interest expense and interest income related to our Euro-denominated loans and Euro-denominated restricted cash deposits, respectively. As a result, fluctuations in the Euro relative to the U.S. Dollar have caused, and are likely to continue to cause, fluctuations in our reported voyage revenues, vessel operating expenses, general and administrative expenses, interest expense and interest income.

Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the risk of foreign currency-denominated revenues, expenses or monetary assets or liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities. For more information, please read " - Quantitative and Qualitative Disclosures About Market Risk."

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance or will affect our future performance are listed below:

- *Our financial results reflect changes in our capital structure*. Prior to the closing of our initial public offering on May 10, 2005, we repaid $337.3 million of term loans on two LNG carriers and settled related interest rate swaps. We also settled other interest rate swaps associated with 322.8 million Euros ($390.5 million) of other term loans and entered into new swaps of the same amount with a lower fixed interest rate. In addition, on May 6, 2005, Teekay Shipping Corporation contributed to us all but $54.9 million of its notes receivable from Luxco, among other assets. We subsequently repaid the $54.9 million note receivable. These reductions in our debt and effective interest rates have decreased the amount of our interest expense.

- *Our financial results reflect the revaluation of our assets and liabilities*. On April 30, 2004, Teekay Shipping Corporation acquired 100% of the issued and outstanding shares of Teekay Spain through Luxco, which Teekay Shipping Corporation subsequently contributed to us in May 2005. Results for periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets, including intangible assets and goodwill, and liabilities of Teekay Spain at their fair values on the date of acquisition by Teekay Shipping Corporation. This revaluation primarily increased depreciation and amortization expense. Please read Item 18 - Financial Statements: Note 1 - Basis of Presentation.

- *We have disposed of certain assets included in our historical results of operations*. Immediately prior to its acquisition by Teekay Shipping Corporation in April 2004, Tapias disposed of certain assets unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. These unrelated assets included certain investments in marketable securities and other non-shipping assets, including real estate and a yacht. Since these unrelated assets were held in Tapias ship-owning subsidiaries acquired by Teekay Shipping Corporation, the financial impact of the assets is included in our historical operating results discussed below through the date of their disposition (as opposed to three unrelated businesses previously held in separate subsidiaries not acquired in the Tapias acquisition, which are not included in our historical operating results). Excluding expenses associated with the yacht, none of the unrelated assets had a significant impact on our operating results. Please read Item 18 - Financial Statements: Note 1 - Basis of Presentation.

- *Our historical operating results include the historical results of Luxco for the nine months ended December 31, 2004 and the period from January 1, 2005 to May 9, 2005 (or the 2005 Pre-IPO Period).* Teekay Shipping Corporation formed Luxco in April 2004 to acquire and hold Teekay Spain. From its formation until our initial public offering, Luxco had no revenues, expenses or income, or assets or liabilities, other than:

  - advances (including accrued interest) of $465.7 million as of December 31, 2004, from Teekay Shipping Corporation that Luxco used to purchase Teekay Spain and to prepay certain debt of Teekay Spain;

  - net interest expense related to the advances of $9.8 million and $7.3 million for the nine months ended December 31, 2004 and for the 2005 Pre-IPO Period, respectively;

  - an unrealized foreign exchange loss of $44.7 million for the nine months ended December 31, 2004 related to the advances, which are Euro-denominated, and a $23.8 million unrealized foreign exchange gain related to the advances for the 2005 Pre-IPO Period;

  - other expenses of $1.1 million and $0.1 million for those respective periods;

  - cash and cash equivalents of $2.2 million as of December 31, 2004; and

  - its ownership interest in Teekay Spain and certain purchase rights and obligations for Suezmax tankers operated by Teekay Spain under capital lease arrangements, which it acquired from Teekay Spain on December 30, 2004.

Luxco's results relate solely to the financing of the acquisition of Teekay Spain and repayment of Teekay Spain debt by Teekay Shipping Corporation and do not relate to the historical results of Teekay Spain. In addition, because the capital stock of Luxco and the advances from Teekay Shipping Corporation were contributed to us in connection with our initial public offering, these advances and their related effects were eliminated on consolidation in the periods subsequent to May 9, 2005. Consequently, certain of our historical financial and operating data for 2005 Pre-IPO Period may not be comparable to subsequent periods.

Our financial results reflect the consolidation of Teekay Nakilat, Teekay Tangguh and Teekay Nakilat III. In May 2005, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Nakilat, which has a 30-year capital lease arrangement on each of the three RasGas II vessels. The purchase occurred in October 2006, however we were required to consolidate Teekay Nakilat in our consolidated financial statements commencing in May 2005, as Teekay Nakilat was a variable interest entity and we were its primary beneficiary. In addition, on November 1, 2006, the Partnership entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III. Teekay Tangguh owns two LNG newbuildings and the related 20-year time charters. Teekay Nakilat III owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the deliveries of the first newbuildings for each project, which are scheduled for 2008; however we were required to consolidate Teekay Tangguh and Teekay Nakilat III in our consolidated financial statements, effective November 1, 2006, as both entities are variable interest entities and we are their primary beneficiary. Please read Item 18 - Financial Statements: Note 13(f) - Related Party Transactions and Note 15(a) Commitments and Contingencies.

. **Our financial results reflect the sale and leaseback of the three RasGas II vessels of Teekay Nakilat.** During January 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the RasGas II vessels, sold their shipbuilding contracts to SeaSpirit Leasing Limited (or *SeaSpirit*) and entered into 30-year capital leases for the three LNG carriers, to commence upon their respective deliveries.

As a result of this transaction, Teekay Nakilat received $313.0 million from the sale of the shipbuilding contracts, which approximated the accumulated construction costs incurred as of the sale date. The proceeds from the sale were used to fund restricted cash deposits relating to the capital leases. During 2006, Teekay Nakilat placed an additional $169.1 million in restricted cash deposits, which was funded with $154.8 million of term loans and $14.3 million of loans from its joint venture partners. During 2006, Teekay Nakilat earned $5.4 million of interest income on its restricted cash deposits and incurred $24.7 million of interest expense on its long-term debt and loans from its joint venture partners.

. **The size of our LNG carrier and Suezmax tanker fleets has changed**. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries and vessel dispositions. In particular, during most of 2004 we had six Suezmax tankers, during most of 2005 we had four Suezmax tankers, and during most of 2006 we had eight Suezmax tankers. We also increased the size of our LNG carrier fleet from two carriers in early 2004, to four carriers in 2005, and to five carriers in 2006. Please read "-- Results of Operations - LNG Carrier Segment" and" - Suezmax Tanker Segment" below for further details about our vessel dispositions and deliveries.

. **One of our Suezmax tankers earns revenues based partly on spot market rates.** The time charter for one Suezmax tanker, the *Teide Spirit*, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed certain threshold amounts. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the *Teide Spirit* charter. During 2006, 2005 and 2004, we earned $3.8 million, $4.5 million and $4.2 million, respectively, in additional revenue from this variable component.

. **We do not anticipate earning revenues from voyage charters in the foreseeable future**. Since December 2004, all of our vessels have operated under fixed-rate time charters, and we do not anticipate earning revenues from voyage charters in the foreseeable future. Our 2004 results reflect relatively high voyage charter rates earned by the *Granada Spirit*, which operated under voyage charters based on spot market rates and which was part of our fleet until December 2004, when we sold it to Teekay Shipping Corporation. Teekay Shipping Corporation contributed the *Granada Spirit* back to us on May 6, 2005 and we concurrently chartered it to Teekay Shipping Corporation under a short-term, fixed-rate time charter until we disposed of it on May 26, 2005.

. **We have designated our interest rate swaps as hedges**. We have entered into interest rate swaps to hedge our interest rate risk from our floating-rate debt used to purchase our LNG carriers. These interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004. Consequently, the changes in the fair values of these swaps that occurred during 2003 and the four months ended April 30, 2004 have been recorded in earnings as "interest rate swaps gain (loss)" for those periods. Had these interest rate swaps been designated as hedges prior to 2003, any subsequent changes in fair value would have been recognized in "accumulated other comprehensive income (loss)" to the extent the hedge was effective and until the hedged item was recognized as income. Because the swaps have been highly effective, the change in fair value after April 30, 2004 has been reflected in accumulated other comprehensive income (loss) and, because we expect the swaps, or replacement swaps, to continue to be highly effective, we expect that most of the change in value will continue to be reflected in accumulated other comprehensive income (loss). For more information, please read Item 18 - Financial Statements: Note 14 - Derivative Instruments and Hedging Activities. In addition, as mentioned above, in April 2005 we settled interest rate swaps in connection with prepayment of debt associated with two of our LNG carriers, and settled and replaced the interest rate swaps associated with our other two LNG carriers.

. **We are incurring additional general and administrative expenses following our initial public offering**. In connection with the closing of our initial public offering, we and certain of our subsidiaries entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which those subsidiaries provide us and our subsidiaries services, including strategic consulting, advisory, ship management, technical and administrative services. Our cost for these services depends on the amount and type of services provided during each period. The services are valued at an arm's-length rate that includes reimbursement of reasonable direct or indirect expenses incurred to provide the services. We also reimburse our general partner for all expenses it incurs on our behalf. We may grant equity compensation that would result in an expense to us. In addition, since our initial public offering on May 10, 2005, we have begun to incur expenses as a result of being a publicly-traded limited partnership, including costs associated with annual reports to unitholders and SEC filings, investor relations, incremental director and officer liability insurance costs and director compensation.

Results of Operations

The following tables present our operating results by reportable segment for 2006, 2005 and 2004, and compare our net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure. For ease of comparison in the following tables and the discussion below, we have combined our results of the various time periods set forth in our consolidated statements of income (loss).

(in thousands of U.S. dollars, except Operating Data)	2006			2005			2004		
	LNG Carrier Segment	Suezmax Tanker Segment	Total	LNG Carrier Segment	Suezmax Tanker Segment	Total	LNG Carrier Segment	Suezmax Tanker Segment	Total
Voyage revenues	99,526	83,247	182,773	97,645	47,814	145,459	59,395	64,438	123,833
Voyage expenses	969	1,061	2,030	50	608	658	254	4,678	4,932
Net voyage revenues	98,557	82,186	180,743	97,595	47,206	144,801	59,141	59,760	118,901
Vessel operating expenses	17,963	20,837	38,800	15,622	13,183	28,805	10,615	20,002	30,617
Depreciation and amortization	32,113	19,856	51,969	30,360	12,811	43,171	15,391	19,469	34,860
General and administrative (1)	5,973	7,238	13,211	4,689	5,268	9,957	1,962	4,516	6,478
Income from vessel operations	42,508	34,255	76,763	46,924	15,944	62,868	31,173	15,773	46,946
Operating Data:									
Revenue Days (A)	1,466	2,904	4,370	1,445	1,714	3,159	902	2,042	2,944
Calendar-Ship-Days (B)	1,522	2,920	4,442	1,460	1,754	3,214	902	2,073	2,975
Utilization (A)/(B)	96%	99%	98%	99%	98%	98%	100%	99%	99%

 (1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources).

Year Ended December 31, 2006 versus Year Ended December 31, 2005

LNG Carrier Segment

We operated four LNG carriers during 2005. We took delivery of a fifth LNG carrier, the *Al Marrouna* in, October 2006. As a result, our total calendar-ship-days increased by 4.1%, from 1,460 days in 2005 to 1,522 days in 2006.

During May 2006, the *Catalunya Spirit* was in drydock undergoing its first intermediate class survey, which contributed to 19.1 days of scheduled off-hire during 2006. While in drydock, damage was discovered on certain of the side membrane walls within the cargo tanks and a latent defect was discovered in the propeller. The cost of repairing the damage to the cargo tanks and replacing the propeller was covered by the hull and machinery insurance policy on the vessel. Insurance claims totaling $4.6 million (net of a $1.0 million deductible) were filed in the second quarter of 2006 to recover these costs. During 2006, we received insurance payments of $3.3 million from these claims. We expect to receive the unpaid portion of the claims ($1.3 million, including insurance deductibles) during early 2007. In addition, we finalized an agreement with the ship builder to recover the $500,000 deductible from the propeller claim.

Our claim under our loss-of-hire insurance policy for the *Catalunya Spirit* to recover lost time-charter revenue resulting from the additional time required in drydock to make these repairs was fully recoverable and fully reimbursed from our loss-of hire insurance provider in February 2007. The repairs took a total of 47.4 days, in addition to the scheduled 19.1 days related to the intermediate class survey. Coverage under the loss-of-hire insurance policy commences after a 14-day deductible. As a result, during 2006 the total number of days of off-hire due to the scheduled drydocking and the deductible under our loss-of-hire insurance policy was 35.5 days. The vessel resumed normal operations in early July 2006.

We have reviewed the operating history of our other LNG carriers and we believe that the conditions that caused the damage to the cargo tanks on the *Catalunya Spirit* did not occur on the other vessels.

Net Voyage Revenues. Net voyage revenues increased 1.0% to $98.6 million for 2006, from $97.6 million for 2005. This increase was primarily the result of:

.   an increase of $2.4 million during 2006 from the delivery of the *Al Marrouna*; and

.   a relative increase of $0.8 million for 2006, relating to 15.2 days of off-hire for scheduled drydocking during February 2005 for one of our LNG carriers, the *Hispania Spirit*,

partially offset by

.   a decrease of $2.4 million for 2006 due to the *Catalunya Spirit* being off-hire for 35.5 days as described above.

Vessel Operating Expenses. Vessel operating expenses increased 15.4% to $18.0 million for 2006, from $15.6 million for 2005. This increase was primarily the result of:

.   an increase of $1.3 million during 2006 relating to the delivery of the *Al Marrouna*;

- an increase of $1.2 million relating to higher insurance, spares, consumables and maintenance costs in 2006;

- an increase of $0.5 million from the cost of the repairs completed on the *Catalunya Spirit* during the second quarter of 2006 in excess of estimated insurance recoveries; and

partially offset by

- a relative decrease of $0.8 million for 2006 relating to repair and maintenance work (net of insurance proceeds) completed in 2005 on the *Hispania Spirit* .

Depreciation and Amortization. Depreciation and amortization increased 5.6% to $32.1 million for 2006, from $30.4 million for 2005. This increase was primarily the result of:

- an increase of $0.7 million relating to the delivery of the *Al Marrouna*; and

- an increase of $1.0 million relating to the amortization of drydock expenditures incurred during 2005 and 2006.

Suezmax Tanker Segment

During 2006 we operated eight Suezmax tankers, compared to approximately five Suezmax tankers in 2005. The results of our Suezmax tanker segment reflect the following fleet changes during 2005 and 2006:

- the delivery of a Suezmax tanker newbuilding (the *Toledo Spirit)* in July 2005;

- the sale of the *Granada Spirit* to Teekay Shipping Corporation in December 2004, in connection with a significant drydocking and re-flagging of the vessel, the contribution of this vessel to us on May 6, 2005, and the subsequent sale back to Teekay Shipping Corporation on May 26, 2005 (collectively, the *Granada Spirit Transactions*);

- the delivery and concurrent sale of a Suezmax tanker newbuilding (the *Santiago Spirit*) to Teekay Shipping Corporation in March 2005; and

- the acquisition of the ConocoPhillips Tankers from Teekay Shipping Corporation in November 2005.

As a result, our total calendar-ship-days increased by 66.5% to 2,920 days in 2006 from 1,754 days in 2005.

Net Voyage Revenues. Net voyage revenues increased 74.2% to $82.2 million for 2006, from $47.2 million for 2005. This increase was primarily the result of:

- an increase of $25.5 million relating to the acquisition of the ConocoPhillips Tankers;

- an increase of $6.5 million relating to the delivery of the *Toledo Spirit*;

- an increase of $4.0 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for five Suezmax tankers. (However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income); and

- a relative increase of $0.5 million for 2006 relating to off-hire for scheduled drydocking for one of our Suemaz tankers during the fourth quarter of 2005.

partially offset by

- a decrease of $0.6 million for 2006 relating to revenues earned by the *Teide Spirit* (the time charter for the *Teide Spirit* contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts);

- a decrease of $0.3 million for 2006, from an additional 16 days of off-hire for one of our Suezmax tankers during February 2006 relating to a scheduled drydocking; and

- revenue of $0.6 million for 2005, earned by the *Granada Spirit* for the period from May 6, 2005, when the vessel was contributed to us, to May 26, 2005, when we disposed of the vessel.

Vessel Operating Expenses. Vessel operating expenses increased 57.6% to $20.8 million for 2006, from $13.2 million for 2005. This increase was primarily the result of:

- an increase of $5.9 million relating to the acquisition of the ConocoPhillips Tankers;

- an increase of $1.5 million relating to the delivery of the *Toledo Spirit* in July 2005; and

- an increase of $0.1 million relating to higher insurance, service and other operating costs in 2006;

partially offset by

- a decrease of $0.1 million relating to the *Granada Spirit* Transactions.

Depreciation and Amortization. Depreciation and amortization increased 55.5% to $19.9 million for 2006, from $12.8 million for 2005. This increase was primarily the result of:

- an increase of $5.6 million relating to the acquisition of the ConocoPhillips Tankers; and

- an increase of $1.5 million relating to the delivery of the *Toledo Spirit*; and

partially offset by

- a relative decrease of $0.2 million for 2006, relating to the inclusion of the *Granada Spirit* in our fleet for the period from May 6, 2005 to May 26, 2005.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 32.0% to $13.2 million for 2006, from $10.0 million for 2005. This increase was primarily the result of:

- an increase of $3.3 million associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering, our acquisition of the ConocoPhillips Tankers, and our acquisition of Teekay Nakilat; and

- an increase of $0.6 million relating to (a) our adoption of the fair value recognition provisions of the Financial Accounting Standards Board Statement No. 123(R), *Share-Based Payment*, using the "modified prospective" method and (b) vesting of units issued to non-employee directors;

partially offset by

- a relative decrease of $0.7 million for 2006 relating to legal costs associated with repayment of term loans and settlement of interest rate swaps made in connection with our initial public offering in 2005.

Interest Expense. Interest expense increased 18.0% to $86.5 million for 2006, from $73.3 million for 2005. This increase was primarily the result of:

- an increase of $24.7 million from interest-bearing debt of Teekay Nakilat, which interest was capitalized prior to the January 2006 sale and leaseback transaction relating to the three RasGas II vessels;

- an increase of $4.3 million relating to an increase in debt used to finance the *Toledo Spirit* and the acquisition of the ConocoPhillips Tankers; and

- an increase of $2.3 million from rising interest rates on our five Suezmax tanker lease obligations (however, under the terms of our time charter contracts for these vessels, we have corresponding increases in our charter payments, which are reflected as an increase to voyage revenues);

partially offset by

- a decrease of $7.3 million resulting from Teekay Shipping Corporation's contribution to us of interest-bearing loans in connection with our initial public offering in May 2005;

- a decrease of $8.3 million resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps prior to our initial public offering in May 2005; and

- a decrease of $2.8 million, resulting from scheduled debt repayments and capital lease payments during 2005 on two of our LNG vessels from restricted cash deposits (these LNG vessels were financed pursuant to Spanish tax lease arrangements, under which we borrowed under term loans and deposited the proceeds into restricted cash accounts and entered into capital leases for the vessels; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash).

Interest Income. Interest income increased 61.2% to $37.4 million for 2006, from $23.2 million for 2005. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. This increase was primarily the result of:

- an increase of $19.8 million, relating to additional restricted cash deposits which were primarily funded with the proceeds from the sale and leaseback of the three RasGas II vessels;

partially offset by

- a decrease of $3.7 million resulting from scheduled capital lease repayments on two of our LNG carriers which were funded from restricted cash deposits and

- a relative decrease of $1.8 million for 2006, primarily from temporary investments held during 2005 and interest earned on overnight deposits in our bank accounts.

Foreign Currency Exchange Gains. Foreign currency exchange losses were $39.5 million for 2006, compared to foreign currency exchange gains of $81.8 million for 2005. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Other Income (Loss). Other income (loss) increased from a $15.0 million loss in 2005 to $2.2 million of income in 2006. This increase was primarily the result of:

- a $7.8 million loss in 2005 that resulted from the settlement of interest rate swaps in April 2005 that were being used to hedge the interest rate risk on two of our term loans that were repaid at that time;

- a $7.5 million loss in 2005 from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005; and

- a $1.7 million minority interest recovery in 2006, which was the result of the delivery of the *Al Marrouna*, a vessel in which we have a 70% interest.

Net Income (Loss). As a result of the foregoing factors, net loss was $9.6 million for 2006, compared to net income of $79.5 million for 2005.

Year Ended December 31, 2005 versus Year Ended December 31, 2004

LNG Carrier Segment

We operated four LNG carriers during 2005 and two LNG carriers during most of 2004. These additional LNG carriers were delivered in July 2004 and December 2004 (collectively, the *LNG Deliveries*). Accordingly, our total revenue days increased by 60.2%, from 902 days in 2004 to 1,445 days in 2005.

Net Voyage Revenues. Net voyage revenues increased 65.1% to $97.6 million for 2005, from $59.1 million for 2004. This increase was the result of:

- an increase of $38.6 million relating to the LNG Deliveries; and

- an increase of $0.7 million due to the effect on our Euro-denominated revenue from the strengthening of the Euro against the U.S. Dollar during 2005;

partially offset by

- a decrease of $0.8 million from 15.2 days of off-hire for one of our LNG carriers during February 2005.

Vessel Operating Expenses. Vessel operating expenses increased 47.2% to $15.6 million for 2005, from $10.6 million for 2004. This increase was the result of:

- an increase of $4.7 million relating to the LNG Deliveries;

- an increase of $0.8 million relating to repair and maintenance work (net of insurance proceeds) completed on one of our LNG carriers in early 2005; and

- an increase of $0.3 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew);

partially offset by

- a decrease of $0.8 million relating to lower insurance, service and other operating costs in 2005, primarily as a result of Teekay Shipping Corporation's volume purchasing cost savings from which we benefit.

Depreciation and Amortization. Depreciation and amortization increased 97.4% to $30.4 million for 2005, from $15.4 million for 2004. This increase was the result of:

- an increase of $12.7 million relating to the LNG Deliveries;

- an increase of $1.4 million from the amortization, as an intangible asset, of the value of the Teekay Spain time charters acquired on April 30, 2004; and

- an increase of $0.9 million resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values.

Suezmax Tanker Segment

During most of 2004, we had six Suezmax tankers, while during most of 2005, we had five Suezmax tankers. In addition to the previously mentioned fleet changes during 2005, the results of our Suezmax tanker segment reflect the following fleet changes during 2004:

- the sale of two Suezmax tankers (the *Sevilla Spirit* and the *Leon Spirit*) in the fourth quarter of 2004 (collectively, the *Suezmax Dispositions)*; and

- the delivery of two Suezmax tanker newbuildings *(*the *Teide Spirit* and the *Toledo Spirit)* in November 2004 and July 2005, respectively (collectively, the *Suezmax Deliveries)*.

As a result, our total revenue days decreased by 16.1% from 2,042 days in 2004 to 1,714 days in 2005.

Net Voyage Revenues. Net voyage revenues decreased 21.1% to $47.2 million for 2005, from $59.8 million for 2004. This decrease was the result of:
- a decrease of $16.6 million relating to the Suezmax Dispositions; and

- a decrease of $15.5 million relating to the Granada Spirit Transactions, which include the change in employment of the *Granada Spirit* from operating on voyage charters in the spot market during 2004 to operating under a lower fixed-rate time charter during the period from May 6, 2005 to May 26, 2005, when we disposed of the vessel;

partially offset by

- an increase of $14.3 million relating to the Suezmax Deliveries;

- an increase of $2.9 million relating to the acquisition of the ConocoPhillips Tankers; and

- an increase of $2.3 million due to adjustments to the daily charter rate based on inflation and increases from rising interest rates in accordance with the time charter contracts for all Suezmax tankers other than the *Granada Spirit*. However, under the terms of our capital leases for our tankers subject to these charter rate fluctuations, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense. Therefore, these interest rate adjustments, which will continue, did not affect our cash flow or net income.

Vessel Operating Expenses. Vessel operating expenses decreased 34.0% to $13.2 million for 2005, from $20.0 million for 2004. This decrease was the result of:

- a decrease of $9.5 million relating to the Suezmax Dispositions and the Granada Spirit Transactions;

- a decrease of $0.7 million relating to lower insurance, service and other operating costs in 2005, primarily as a result of Teekay Shipping Corporation's volume purchasing cost savings, from which we benefit; and

- a decrease of $0.6 million relating to insurance proceeds received during the second half of 2005 in respect of repair costs previously incurred;

partially offset by

- an increase of $3.1 million relating to the Suezmax Deliveries;

- an increase of $0.6 million relating to the ConocoPhillips Tankers; and

- an increase of $0.3 million due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during 2005 (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew).

Depreciation and Amortization. Depreciation and amortization decreased 34.4% to $12.8 million for 2005, from $19.5 million for 2004. This decrease was the result of:

- a decrease of $10.9 million relating to the Suezmax Dispositions and the Granada Spirit Transactions;

partially offset by

- an increase of $3.1 million relating to the Suezmax Deliveries;

- an increase of $0.7 million relating to the ConocoPhillips Tankers; and

- an increase of $0.4 million during 2005 resulting from an increase in the book values of the Teekay Spain vessels acquired on April 30, 2004 to their respective fair values.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased 53.8% to $10.0 million for 2005, from $6.5 million for 2004. This increase was the result of:

- an increase of $2.5 million associated with (a) services agreements we and certain of our subsidiaries entered into with subsidiaries of Teekay Shipping Corporation in connection with our initial public offering, (b) fees and cost reimbursements of our general partner and (c) additional expenses as a result of being a publicly-traded limited partnership;

- an increase of $0.7 million relating to the legal costs associated with the repayment of term loans, settlement of interest rate swaps made in connection with our initial public offering and restructuring of loans; and

- a number of smaller factors that increased general and administrative expenses by $0.3 million.

Interest Expense. Interest expense increased 1.8% to $73.3 million for 2005, from $72.0 million for 2004. This increase was the result of:

- an increase of $11.0 million relating to an increase in debt used to finance the LNG Deliveries, Suezmax Deliveries, the acquisition of the ConocoPhillips Tankers and an increase in interest rates in our capital leases for our Suezmax tankers, partially offset by the reduction in interest expense from the repayments of debt with the proceeds of the Suezmax Dispositions and the Granada Spirit Transactions; and

- an increase of $8.9 million relating to the increase in capital lease obligations in connection with the delivery of one LNG carrier in December 2004, partially offset by lower interest expense resulting from scheduled capital lease repayments on a second LNG carrier which delivered in August 2003 (these LNG vessels have been financed pursuant to Spanish tax lease arrangements, under which we borrowed under term loans and deposited the proceeds into restricted cash accounts and entered into capital leases for the vessels; as a result, these increases in interest expense are offset by a corresponding increase in the interest income from restricted cash);

partially offset by

- a decrease of $15.9 million resulting from the repayment of $337.3 million of term loans and the settlement of related interest rate swaps prior to our initial public offering; and

- a decrease of $2.7 million resulting from Teekay Shipping Corporation's contribution to us of the interest-bearing loans in connection with our initial public offering.

Interest Income. Interest income increased 4.5% to $23.2 million for 2005, from $22.2 million for 2004. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on two of our LNG carriers. This increase was the result of:

- an aggregate increase of $3.0 million primarily from $54.5 million of additional cash being placed in restricted cash deposits in December 2004;

- an increase of $0.6 million primarily from temporary investments held during 2005; and

- an increase of $0.6 million from interest earned on overnight deposits in our bank accounts;

partially offset by

- a decrease of $3.2 million resulting from $76.3 million of cash withdrawals during December 2004 used to make scheduled repayments of capital lease obligations.

Foreign Currency Exchange Gains. Foreign currency exchange gains were $81.8 million for 2005, compared to foreign currency exchange losses of $60.8 million for 2004. These foreign currency exchange gains and losses, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation.

Other Loss. Other loss of $15.0 million for 2005 resulted from:

- a $7.8 million loss from the settlement of interest rate swaps in April 2005 that were being used to hedge the interest rate risk on two of our term loans that were repaid at that time;

- a $7.5 million loss from the write-off of capitalized loan costs relating to the two term loans we repaid in April 2005; and

- $0.2 million of other miscellaneous expense;

partially offset by

- $0.3 million of income tax recoveries; and

- a $0.2 million gain from the sale of the *Granada Spirit* to Teekay Shipping Corporation during May 2005.

Other loss of $4.6 million for 2004 resulted from:

. a $11.9 million loss on the sale of non-shipping assets by Tapias prior to its acquisition on April 30, 2004 by Teekay Shipping Corporation; and

. $0.3 million of income taxes;

partially offset by

. $4.0 million of gains resulting from changes in the fair values of our interest rate swaps (these interest rate swaps were not designated as hedges under U.S. accounting guidelines until April 30, 2004; consequently, the changes in fair values of these swaps that occurred prior to April 30, 2004 were recorded in earnings);

. $3.4 million of gains on the sale of vessels and equipment; and

. $0.2 million of other miscellaneous income and gains on the sale of marketable securities.

Net Income (Loss). As a result of the foregoing factors, net income was $79.5 million for 2005, compared to a net loss of $68.2 million for 2004.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at December 31, 2006, our cash and cash equivalents was $28.9 million, compared to $34.5 million at December 31, 2005. Our total liquidity, including cash, cash equivalents and undrawn long-term borrowings, was $444.5 million as at December 31, 2006, compared to $105.5 million as at December 31, 2005. This increase was primarily the result of the refinancing of two of our existing LNG vessels during the third quarter of 2006, which increased our undrawn medium-term credit facilities from $100.0 million to $330.0 million, and the additional $137.5 million revolving credit facility we entered into during December 2005, which became available to us in January 2006.

Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations while our long-term sources of funds will be from cash from operations, term loans and other debt or equity financings.

We believe that cash flows from operations will be sufficient to meet our liquidity needs for at least the next 12 months. However, we may need to use certain of our available liquidity or we may need to raise additional capital to finance existing commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from 2007 to 2010. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. We are committed to acquiring Teekay Shipping Corporation's 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III as well as acquiring three LPG carriers from Skaugen. These purchase commitments, which are expected to occur in 2008 and 2009, total approximately $227.6 million. In addition, we acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.2 million effective January 1, 2007. The purchase was financed with the Partnership's existing credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

Cash Flows. The following table summarizes our cash flow for the periods presented:

| | Years Ended December 31, | |
| | 2006 | 2005 |
	($000's)	($000's)
Net cash flow from operating activities:	83,049	65,718
Net cash flow from financing activities:	(373,719)	81,653
Net cash flow from investing activities:	285,072	(269,312)

Operating Cash Flows. Net cash flow from operating activities increased to $83.1 million for 2006, from $65.7 million for 2005, primarily reflecting the increase in operating cash flows from the acquisition of the ConocoPhillips Tankers and the Suezmax Delivery, partially offset by the decrease in operating cash flows due to the *Catalunya Spirit* being off-hire for 35 days to complete repairs and scheduled drydocking, the increase in drydocking expenditures, the increase in our LNG carrier segment vessel operating expenses and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. During 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the three RasGas II vessels, sold their shipbuilding contracts to SeaSpirit Leasing Ltd. and entered into 30-year capital leases for these three LNG carriers, to commence upon completion of vessel construction. SeaSpirit reimbursed Teekay Nakilat for previously paid shipyard installments and other construction costs in the amount of

$313.0 million. Teekay Nakilat applied the proceeds from the sale, $154.7 million of proceeds from long-term debt, and $14.3 million of advances from its then-existing shareholders, Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat), to partially fund its restricted cash deposits for the three RasGas II vessels that are subject to capital leases. Also during 2006, Teekay Nakilat (III) Holdings Corporation, a variable interest entity for which we are the primary beneficiary, borrowed $20.2 million and loaned these funds to its joint venture company, Teekay Nakilat (III) Corporation, to be used for LNG newbuilding construction payments. Please read Item 18 - Financial Statements: Note 15(a) Commitments and Contingencies.

From time to time we refinance our loans and revolving credit facilities. During 2006, when our new $137.5 million revolving credit facility became available to us in January 2006, we drew down this facility by $29.0 million and prepaid existing debt which had a higher effective interest rate.

During 2006, we used $152.3 million of restricted cash deposits to pay for scheduled lease payments on two of our LNG carriers, which included the acquisition of the *Catalunya Spirit* at the end of the lease term.

Cash distributions paid during 2006 increased from $20.1 million in 2005 to $64.2 million in 2006. This increase was the result of an increase in our quarterly distribution to $0.4625 per unit from $0.4125 per unit, for the second quarter of 2006 and the increase in the number of outstanding units from our follow-on offering during November 2006. In addition, we did not pay distributions prior to our initial public offering in May 2005.

As at December 31, 2006, we had two long-term revolving credit facilities available which provided for total borrowings of up to $458.6 million, of which $415.6 million was undrawn. The amount available under the credit facilities reduces by $17.7 million (2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011) and $364.5 million (thereafter). Interest payments are based on LIBOR plus margins. We may use both revolving credit facilities to fund general partnership purposes. In addition, we may use one of these facilities to fund cash distributions; however, we are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on five of our vessels, together with other related collateral, and include a guarantee from us or our subsidiaries of all outstanding amounts.

We have a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $360.7 million. One tranche of the term loan bears interest at a fixed rate of 5.39%. Interest payments on the balance of the term loan is based on LIBOR plus margins. The term loan reduces in quarterly payments commencing three months after delivery of the LNG newbuilding being financed with the loan. Once fully drawn, the loan will have approximately $56 million per vessel in bullet repayments, due at maturity. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral and guarantees from us.

Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $60.5 million. Interest payments on the term loan is based on LIBOR plus a margin. The term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral including an undertaking from Teekay Shipping Corporation. Upon transfer of the ownership of Teekay Nakilat (III) from Teekay Shipping Corporation to us, the rights and obligations of Teekay Shipping Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to us.

We have two Euro-denominated term loans outstanding, which, as at December 31, 2006, totaled 311.6 million Euros ($411.3 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.

The weighted-average effective interest rate for our long-term debt outstanding at December 31, 2006 and 2005 was 5.5% and 4.3%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At December 31, 2006, the margins on our long-term debt ranged from 0.50% to 1.30%.

Our ship-owning subsidiaries may not pay dividends or distributions if we are in default under our loan agreements and revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Our term loans and revolving credit facilities contain covenants and other restrictions typical of debt financing secured by vessels, including, but not limited to, one or more of the following that restrict the ship-owning subsidiaries from:

- incurring or guaranteeing indebtedness;

- changing ownership or structure, including mergers, consolidations, liquidations and dissolutions;

- making dividends or distributions if we are in default;

- making capital expenditures in excess of specified levels;

- making certain negative pledges and granting certain liens;

- selling, transferring, assigning or conveying assets;

- making certain loans and investments; and

- entering into a new line of business.

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, a maximum level of leverage be maintained and requires one of our subsidiaries to maintain restricted cash deposits.

Investing Cash Flows. As previously mentioned, Teekay Nakilat sold its three RasGas II shipbuilding contracts during 2006 for $313.0 million in a sale-leaseback transaction.

During 2006, we acquired a 70% interest in Teekay Nakilat for $89.5 million, of which $26.9 million was paid in 2006. Please read Item 18 - Financial Statements: Note 13(f) - Related Party Transactions.

During 2005, we sold two Suezmax tankers (the *Granada Spirit* and the *Santiago Spirit*) to Teekay Shipping Corporation for gross proceeds of $83.6 million. In addition, immediately after the delivery of the *Toledo Spirit* in July 2005, we sold this vessel for gross proceeds of $49.7 million and leased it back under a capital lease arrangement similar to those in place for our Suezmax tankers other than the ConocoPhillips Tankers.

During 2005, we incurred capital expenditures for vessels and equipment of $222.6 million. These capital expenditures represent construction installment payments for three LNG newbuildings that were sold and leased back by Teekay Nakilat and two Suezmax tankers, the *Toledo Spirit* and the *Santiago Spirit*. In November 2005, we acquired the ConocoPhillips Tankers from Teekay Shipping Corporation for $180.0 million.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2006:

	Total	2007	2008 and 2009	2010 and 2011	Beyond 2011
			(in millions of U.S. Dollars)		
U.S. Dollar-Denominated Obligations:					
Long-term debt [1]	499.3	20.7	42.3	43.5	392.8
Commitments under capital leases [2]	250.3	145.1	17.1	88.1	-
Commitments under capital leases [3]	1,123.2	22.9	48.0	48.0	1,004.3
Advances from affiliates	101.6	62.7	-	-	38.9
Purchase obligations [4]	245.8	-	227.6	-	18.2
Total U.S. Dollar-denominated obligations	2,220.2	251.4	335.0	179.6	1,454.2
Euro-Denominated Obligations: [5]					
Long-term debt [6]	411.3	9.7	21.5	221.6	158.5
Commitments under capital leases [2] [7]	217.8	30.7	66.0	121.1	-
Total Euro-denominated obligations	629.1	40.4	87.5	342.7	158.5
Totals	2,849.3	291.8	422.5	522.3	1,612.7

(1) Excludes expected interest payments of $29.0 million (2007), $54.2 million (2008 and 2009), $49.0 million (2010 and 2011) and $138.8 million (beyond 2011). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR, plus margins that ranged up to 1.05% at December 31, 2006 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2) Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from 2007 to 2010. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $39.4 million to $41.9 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital lease on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 18 - Financial Statements: Note 4 - Capital Lease Obligations and Restricted Cash.

(3) Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the RasGas II capital lease arrangements.

(4) On November 1, 2006, we entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III 13k). The purchases will occur upon deliveries of the first newbuildings for each project, which are scheduled for 2008. Please read Item 18 - Financial Statements: Notes 13(f) and 13 (k) - Related Party Transactions and Note 15(a) - Commitments and Contingencies.

In December 2006, we entered into an agreement to acquire three LPG carriers from I.M. Skaugen ASA, for approximately $29.2 million per vessel upon their deliveries between early 2008 and mid-2009. In addition, we agreed to acquire a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.2 million effective January 1, 2007.Please read Item 18 - Financial Statements: Notes 15(b) Commitments and Contingencies and Note 18 Subsequent Events.

(5) Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of December 31, 2006.

(6) Excludes expected interest payments of $19.8 million (2007), $38.1 million (2008 and 2009), $31.0 million (2010 and 2011) and $60.9 million (beyond 2011). Expected interest payments are based on EURIBOR at December 31, 2006, plus margins that ranged up to 1.30%, as well as, the prevailing U.S. Dollar / Euro exchange rate as of December 31, 2006. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(7) Existing restricted cash deposits, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangements, including our obligation to purchase the vessels at the end of the lease terms.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies.

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation or impairment charges. We depreciate our vessels on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. The carrying values of our vessels may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature. We review vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. We measure the recoverability of an asset by comparing its carrying amount to future undiscounted cash flows that the asset is expected to generate over its remaining useful life.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Suezmax tankers has become the prevailing standard. In addition, the use of a 30 to 40 year vessel life for LNG carriers is typical. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we consider a vessel or equipment to be impaired, we recognize impairment in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation than before the vessel impairment. A one-year reduction in the estimated useful lives of our Suezmax tankers and LNG carriers would result in an increase in our current annual depreciation by approximately $1.8 million, assuming this decrease did not also result in an impairment loss.

Drydocking

Description. We capitalize a substantial portion of the costs we incur during drydocking and for an intermediate survey and amortize those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. We expense costs related to routine repairs and maintenance incurred during drydocking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each LNG carrier and Suezmax tanker every five years and have a shipping society classification intermediate survey performed on our LNG carriers between the second and third year of the five-year drydocking period, we may drydock the vessels at an earlier date.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date for a vessel, we will adjust our annual amortization of drydocking expenditures. Amortization expense of capitalized drydock expenditures for 2006, 2005 and 2004 were $1.7 million, $0.5 million and $1.9 million, respectively. As at December 31, 2006 and 2005, our capitalized drydock expenditures were $5.9 million and $3.3 million, respectively.

Goodwill and Intangible Assets

Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Certain intangible assets, such as time charter contracts, are being amortized over time. Our future operating performance will be affected by the amortization of intangible assets and potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to intangible assets and goodwill may significantly affect our future operating results. Goodwill and indefinite lived assets are not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis.

Judgments and Uncertainties. The allocation of the purchase price of acquired companies to intangible assets and goodwill requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting units was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the discount rate require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. Our acquisition of Teekay Spain resulted in us allocating $183.1 million of the purchase price to intangible assets and $39.3 million of the purchase price to goodwill. In the fourth quarter of 2006, we completed our annual impairment testing of goodwill using the methodology described herein, and determined there was no impairment. If actual results are not consistent with our assumptions and estimates, we may be exposed to a goodwill impairment charge. Amortization expense of intangible assets for 2006, 2005 and 2004 were $9.1 million, $9.3 million and $6.2 million, respectively. If actual results are not consistent with our estimates used to value our intangible assets, we may be exposed to an impairment charge and a decrease in the annual amortization expense of our intangible assets.

Taxes

Description. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. If we determined that we were able to realize a net deferred tax asset in the future, in excess of the net recorded amount, an adjustment to the deferred tax assets would typically increase our net income in the period such determination was made. Likewise, if we determined that we were not able to realize all or a part of our deferred tax asset in the future, an adjustment to the deferred tax assets would typically decrease our net income in the period such determination was made.

Judgments and Uncertainties. The estimate of our tax contingencies reserve contains uncertainty because management must use judgment to estimate the exposures associated with our various filing positions.

Effect if Actual Results Differ from Assumptions. We have claimed a 3.4 million Euro ($4.0 million) re-investment tax credit in one of our 2005 annual tax filings that was filed in July 2006. Despite our belief that our tax position is supportable, we believe that this tax position will be reviewed by the tax authorities and it is less than probable that the re-investment credit will be realized. If this tax position is accepted by the tax authorities, we will recognize a credit to equity for the amount of the re-investment credit.

Item 6. Directors, Senior Management and Employees

Management of Teekay LNG Partners L.P.

Teekay GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner owes a fiduciary duty to our unitholders. Our general partner is liable, as general partner, for all of our debts (to the extent not paid from our assets), except for indebtedness or other obligations that are expressly nonrecourse to it. Whenever possible, our general partner intends to cause us to incur indebtedness or other obligations that are nonrecourse to it.

The directors of our general partner oversee our operations. The day-to-day affairs of our business are managed by the officers of our general partner and key employees of certain of our operating subsidiaries. Employees of certain subsidiaries of Teekay Shipping Corporation provide assistance to us and our operating subsidiaries pursuant to services agreements. Please read Item 7 - Major Unitholders and Related Party Transactions.

The Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, allocates his time between managing our business and affairs and the business and affairs of Teekay Shipping Corporation and Teekay Offshore. Mr. Evensen is the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation and the Chief Executive Officer and Chief Financial Officer of Teekay Offshore's general partner. The amount of time Mr. Evensen allocates between our business and the businesses of Teekay Shipping Corporation and Teekay Offshore varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses. We believe Mr. Evensen devotes sufficient time to our business and affairs as is necessary for their proper conduct.

Officers of Teekay LNG Projects Ltd., a subsidiary of Teekay Shipping Corporation, allocate their time between providing LNG strategic consulting and advisory services to certain of our operating subsidiaries and pursuing LNG and LPG project opportunities for Teekay Shipping Corporation, which projects, if awarded to Teekay Shipping Corporation, are offered to us pursuant to the non-competition provisions of the omnibus agreement. This agreement has previously been filed with the SEC. Please see Item 19.

Officers of our general partner and those individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Shipping Corporation or its affiliates. Our general partner seeks to cause its officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Directors, Executive Officers and Key Employees

The following table provides information about the directors and executive officers of our general partner and key employees of our operating subsidiary Teekay Spain as of December 31, 2006. Directors are elected for one-year terms. The business address of each of our directors and executive officers listed below is c/o Bayside House, Bayside Executive Park, West Bay Street and Blake Road, Nassau, Commonwealth of The Bahamas. The business address of each of our key employees of Teekay Spain is Musgo Street 5—28023, Madrid, Spain.

Name	**Age**	**Position**
C. Sean Day	57	Chairman
Bjorn Moller	49	Vice Chairman and Director
Peter Evensen	48	Chief Executive Officer, Chief Financial Officer and Director
Robert E. Boyd	68	Director [1] [2]
Ida Jane Hinkley	56	Director [1]
Ihab J.M. Massoud	38	Director [2]
George Watson	59	Director [1] [2]
Andres Luna	50	Managing Director, Teekay Spain
Pedro Solana	50	Director, Finance and Accounting, Teekay Spain

(1) Member of Audit Committee and Conflicts Committee.

(2) Member of Corporate Governance Committee.

Certain biographical information about each of these individuals is set forth below:

C. Sean Day has served as Chairman of Teekay GP L.L.C. since it was formed in November 2004. Mr. Day has served as Chairman of Teekay Shipping Corporation's Board of Directors since 1999. From 1989 to 1999, he was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a director of Kirby Corporation. Mr. Day serves as the Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C., the general partners of Teekay Offshore Partners L.P. and Teekay Offshore Operating L.P., respectively, since they were formed in August and September 2006, respectively. Mr. Day also serves as the Chairman of Compass Diversified Trust.

Bjorn Moller has served as the Vice Chairman and a Director of Teekay GP L.L.C. since it was formed in November 2004. Mr. Moller is the President and Chief Executive Officer of Teekay Shipping Corporation and has held those positions since April 1998. Mr. Moller has over 25 years' experience in the shipping industry and has served in senior management positions with Teekay Shipping Corporation for more than 15 years. He has headed its overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay Shipping Corporation's global chartering operations and business development activities. Mr. Moller has also served as the Vice Chairman of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. In December 2006, he was appointed Chairman of the International Tanker Owners Pollution Federation (ITOPF).

Peter Evensen has served as the Chief Executive Officer and Chief Financial Officer of Teekay GP L.L.C. since it was formed in November 2004 and as a Director of Teekay GP L.L.C. since January 2005. Mr. Evensen is also the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation. He joined Teekay Shipping Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He served as Executive Vice President and Chief Financial Officer of Teekay Shipping Corporation from February 2004 until he was appointed to his current role in November 2006. Mr. Evensen has also served as the Chief Executive Officer and Chief Financial Officer and as a Director of Teekay Offshore GP L.L.C. and of Teekay Offshore Operating GP L.L.C. since they were formed in August and September 2006, respectively. Mr. Evensen has over 20 years' experience in banking and shipping finance. Prior to joining Teekay Shipping Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Robert E. Boyd has served as a Director of Teekay GP L.L.C. since January 2005. From May 1999 until his retirement in March 2004, Mr. Boyd was employed as the Senior Vice President and Chief Financial Officer of Teknion Corporation, a company engaged in the design, manufacture and marketing of office systems and office furniture products. From 1991 to 1999, Mr. Boyd was employed by The Oshawa Group Limited, a company engaged in the wholesale and retail distribution of food products and real estate activities, where his positions included Executive Vice President-Financial and Chief Financial Officer.

Ida Jane Hinkley has served as a Director of Teekay GP L.L.C. since January 2005. From 1998 to 2001, she served as Managing Director of Navion Shipping AS, a shipping company at that time affiliated with the Norwegian state-owned oil company Statoil ASA (and subsequently acquired by Teekay Shipping Corporation in 2003). From 1980 to 1997, Ms. Hinkley was employed by the Gotaas-Larsen Shipping Corporation, an international provider of marine transportation services for crude oil and gas (including LNG), serving as its Chief Financial Officer from 1988 to 1992 and its Managing Director from 1993 to 1997.

Ihab J.M. Massoud has served as a Director of Teekay GP L.L.C. since January 2005. Since 1998, he has been President of The Compass Group, a private equity investment firm based in Westport, Connecticut. From 1995 to 1998, Mr. Massoud was an officer with Petroleum Heat and Power, Inc. From 1993 to 1995, Mr. Massoud was with Colony Capital, Inc., a Los Angeles-based private equity firm. Mr. Massoud is currently serving as a Director of Compass Group Diversified Holdings, LLC.

George Watson has served as a Director of Teekay GP L.L.C. since January 2005. Since July 2002, he has served as Chief Executive Officer of CriticalControl Solutions Inc. (formerly WNS Emergent), a provider of information control applications for the energy sector. From February 2000 to July 2002, he served as Executive Chairman at VerticalBuilder.com Inc. Mr. Watson served as President and Chief Executive Officer of TransCanada Pipelines Ltd. from 1993 to 1999 and as its Chief Financial Officer from 1990 to 1993.

Andres Luna has served as the Managing Director of Teekay Spain since April 2004. Mr. Luna joined Alta Shipping, S.A., a former affiliate company of Naviera F. Tapias S.A., in September 1992 and served as its General Manager until he was appointed Commercial General Manager of Naviera F. Tapias S.A. in December 1999. He also served as Chief Executive Officer of Naviera F. Tapias S.A. from July 2000 until its acquisition by Teekay Shipping Corporation in April 2004, when it was renamed Teekay Spain. Mr. Luna's responsibilities with Teekay Spain have included business development, newbuilding contracting, project management, development of its LNG business and the renewal of its tanker fleet. He has been in the shipping business since his graduation as a naval architect from Madrid University in 1981.

Pedro Solana has served as the Director, Finance and Accounting of Teekay Spain since August 2004. Mr. Solana joined Naviera F. Tapias S.A. in 1991 and served as Deputy Financial Manager until its acquisition by Teekay Shipping Corporation. Mr. Solana's responsibilities with Teekay Spain have included oversight of its accounting department and arranging for financing of its LNG carriers and crude oil tankers. He has been in the shipping business since 1980.

Reimbursement of Expenses of Our General Partner

Our general partner does not receive any management fee or other compensation for managing us. Our general partner and its other affiliates are reimbursed for expenses incurred on our behalf. These expenses include all expenses necessary or appropriate for the conduct of our business and allocable to us, as determined by our general partner. During 2006, these expenses were comprised of a portion of compensation earned by the Chief Executive Officer and Chief Financial Officer of our general partner, directors' fees and travel expenses, as discussed below.

Annual Executive Compensation

We and our general partner were formed in November 2004. Our general partner neither paid any compensation to its directors or officers nor accrued any obligations with respect to management incentive or retirement benefits for the directors and officers prior to our initial public offering. Because the Chief Executive Officer and Chief Financial Officer of our general partner, Peter Evensen, is an employee of Teekay Shipping Corporation, his compensation (other than any awards under the long-term incentive plan described below) is set and paid by Teekay Shipping Corporation, and we reimburse Teekay Shipping Corporation for time he spends on partnership matters.

The corporate governance committee of the board of directors of our general partner establishes the compensation for certain key employees of our operating subsidiary Teekay Spain. Officers and employees of our general partner or its affiliates may participate in employee benefit plans and arrangements sponsored by Teekay Shipping Corporation, our general partner or their affiliates, including plans that may be established in the future.

The aggregate compensation earned by the Chief Executive Officer and Chief Financial Officer of our general partner and the two key employees of Teekay Spain listed above (or the *Executive Officers*) for 2006 was $2.5 million. This is comprised of base salary ($0.9 million), annual bonus ($0.6 million) and pension and other benefits ($0.1 million). These amounts were paid primarily in Canadian Dollars or in Euros, but are reported here in U.S. Dollars using an exchange rate of 1.17 Canadian Dollars for each U.S. Dollar and 0.76 Euro for each U.S. Dollar, the exchange rates on December 31, 2006. Teekay Shipping Corporation's annual bonus plan considers both company performance, through comparison to established targets and financial performance of peer companies, and individual performance. We have reimbursed our general partner for the portion of time that Mr. Evensen spent providing services to us. Please read Item 7. Major Unitholders and Related Party Transactions.

Compensation of Directors

Officers of our general partner or Teekay Shipping Corporation who also serve as directors of our general partner do not receive additional compensation for their service as directors. Each non-management director receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-management directors receive a director fee of $30,000 per year and common units with an aggregate maximum value of approximately $15,000 per year. The Chairman receives an additional fee of $85,000, members of the audit and conflicts committees each receive a committee fee of $5,000 per year, and the chairs of the audit committee and conflicts committee receive an additional fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2006, the five non-employee directors received, in the aggregate, $196,250 in director and committee fees and reimbursement of $129,000 of their out-of-pocket expenses from our general partner. We reimbursed our general partner for these expenses as they were incurred for the conduct of our business. On October 20, 2006, the Board granted to each of the five non-employee directors 495 units at $30.30 per unit vesting immediately and also removed vesting restrictions on the previously granted May 2005 units. Please read Item 7. Major Unitholders and Related Party Transactions. During 2006 and 2005, the five non-employee directors received, in the aggregate, 2,475 and 3,500 common units of the Partnership, respectively.

2005 Long-Term Incentive Plan

Our general partner has adopted the Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan for employees and directors of and consultants to our general partner and employees and directors of and consultants to its affiliates, who perform services for us. The plan provides for the award of restricted units, phantom units, unit options, unit appreciation rights and other unit or cash-based awards. Other than the previously mentioned 2,475 common units awarded to our general partner's directors, we did not make any awards in 2006 under the 2005 long-term incentive plan.

Board Practices

Teekay GP L.L.C., our general partner, manages our operations and activities. Unitholders are not entitled to elect the directors of our general partner or directly or indirectly participate in our management or operation.

Our general partner's board of directors (or *the Board*) currently consists of seven members. Directors are appointed to serve until their successor is appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters for the Audit Committee and Corporate Governance Committee are available under "Other Information - Corporate Governance" in the Investor Centre of our web site at www.teekaylng.com. During 2006, the Board held five meetings. Each director attended all Board meetings and all applicable committee meetings, except for one member not present for one of the Board meetings.

Audit Committee. The Audit Committee of our general partner is composed of three or more directors, each of whom must meet the independence standards of the NYSE and the SEC. This committee is currently comprised of directors Robert E. Boyd (Chair), Ida Jane Hinkley and George Watson. All members of the committee are financially literate and the Board has determined that Mr. Boyd qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

- the integrity of our financial statements;
- our compliance with legal and regulatory requirements;
- the independent auditors' qualifications and independence; and
- the performance of our internal audit function and independent auditors.

Conflicts Committee. The Conflicts Committee of our general partner is composed of the same directors constituting the Audit Committee, being George Watson (Chair), Robert E. Boyd and Ida Jane Hinkley. The members of the Conflicts Committee may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the NYSE to serve on an audit committee of a board of directors and certain other requirements.

The Conflicts Committee:

- reviews specific matters that the Board believes may involve conflicts of interest; and
- determines if the resolution of the conflict of interest is fair and reasonable to us.

Any matters approved by the Conflicts Committee will be conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our general partner of any duties it may owe us or our unitholders.

Corporate Governance Committee. The Corporate Governance Committee of our general partner is composed of at least two directors, a majority of whom must meet the independence standards established by the NYSE. This committee is currently comprised of directors Ihab J.M. Massoud (Chair), Robert E. Boyd and George Watson.

The Corporate Governance Committee:

- oversees the operation and effectiveness of the Board and its corporate governance;
- develops and recommends to the Board corporate governance principles and policies applicable to us and our general partner and monitors compliance with these principles and policies and recommends to the Board appropriate changes; and
- oversees director compensation and the long-term incentive plan described above.

Crewing and Staff

As of December 31, 2006, we employed approximately 376 seagoing staff who serve on our vessels and approximately 32 shore staff. Teekay Shipping Corporation and its subsidiaries may employ additional seagoing staff to assist us as we grow. Certain subsidiaries of Teekay Shipping Corporation provide advisory, operational and administrative support to us pursuant to services agreements. Please read Item 7 - Major Unitholders and Related Party Transactions.

We regard attracting and retaining motivated seagoing personnel as a top priority. Like Teekay Shipping Corporation, we offer our seafarers competitive employment packages and comprehensive benefits and opportunities for personal and career development, which relates to a philosophy of promoting internally.

Teekay Shipping Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers' Union, an affiliate of the International Transport Workers' Federation (or *ITF*), and a Special Agreement with ITF London, which cover substantially all of the officers and seamen that operate our Bahamian-flagged vessels. Our Spanish officers and seamen for our Spanish-flagged vessels are covered by two different collective bargaining agreements (one for Suezmax tankers and one for LNG tankers) with Spain's Union General de Trabajadores and Comisiones Obreras, and the Phiippino crewmembers employed on our Spanish-flagged LNG tankers are covered by the Collective Bargaining Agreement with the Philippine Seafarer's Union. We believe our relationships with these labor unions are good.

Our commitment to training is fundamental to the development of the highest caliber of seafarers for our marine operations. Teekay Shipping Corporation has agreed to allow our personnel to participate in its training programs. Teekay Shipping Corporation's cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Shipping Corporation has relationships with training institutions in Canada, Croatia, India, Latvia, Norway, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, our cadets' training continues on board on one of our vessels. Teekay Shipping Corporation also has a career development plan that we follow, which was designed to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.

Unit Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 15, 2007, of our units by all directors and officers of our general partner and key employees as a group. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any units that the person or entity has the right to acquire as of May 14, 2007 (60 days after March 15, 2007) through the exercise of any unit option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power (or shares such powers with his or her spouse) with respect to the units set forth in the following table. Information for certain holders is based on information delivered to us.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned[3]
All executive officers, key employees and directors as a group (9 persons) [1] [2]	222,430	1.10%	-	-	0.64%

(1) Excludes units owned by Teekay Shipping Corporation, on the board of which serve the following directors of our general partner, C. Sean Day and Bjorn Moller. In addition, Mr. Moller is Teekay Shipping Corporation's Chief Executive Officer, and Peter Evensen, our general partner's Chief Executive Officer, Chief Financial Officer and Director, is Teekay Shipping Corporation's Executive Vice President and Chief Strategy Officer.

(2) Each director, executive officer and key employee beneficially owns less than one percent of the outstanding common and subordinated units.

(3) Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

Item 7. Major Unitholders and Related Party Transactions

Major Unitholders

The following table sets forth information regarding beneficial ownership, as of March 15, 2007, of the Partnership's common and subordinated units by each person we know to beneficially own more than 5% of the common or subordinated units. The number of units beneficially owned by each person is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any units as to which the person has or shares voting or investment power. In addition, a person beneficially owns any units that the person or entity has the right to acquire as of May 14, 2007 (60 days after March 15, 2007) through the exercise of any unit option or other right. The unitholder listed below has sole voting and investment power with respect to the units set forth in the following table.

Identity of Person or Group	Common Units Owned	Percentage of Common Units Owned	Subordinated Units Owned	Percentage of Subordinated Units Owned	Percentage of Total Common and Subordinated Units Owned
Teekay Shipping Corporation [1]	8,734,572	43.2%	14,734,572	100.0%	67.1%
Neuberger Berman, Inc. and Neuberger Berman, LLC, as a group [2]	2,059,932	10.2%	-	-	5.9%

(1) Excludes the 2% general partner interest held by our general partner, a wholly owned subsidiary of Teekay Shipping Corporation.

(2) Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as sub-advisor and investment manager, respectively, of Neuberger Berman Inc's mutual funds. This information is based on the Schedule 13G/A filed by this group with the SEC on February 13, 2007.

Our majority unitholder has the same voting rights as our other unitholders. The Partnership is directly controlled by Teekay Shipping Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of the Partnership.

Related Party Transactions

a) We have entered into an amended and restated omnibus agreement with Teekay Shipping Corporation, our general partner, our operating company, Teekay LNG Operating L.L.C, Teekay Offshore and related parties. The following discussion describes certain provisions of the omnibus agreement.

Noncompetition. Under the omnibus agreement, Teekay Shipping Corporation and Teekay Offshore have agreed, and have caused their controlled affiliates (other than us) to agree, not to own, operate or charter LNG carriers. This restriction does not prevent Teekay Shipping Corporation, Teekay Offshore or any of their controlled affiliates (other than us) from, among other things:

. acquiring LNG carriers and related time charters as part of a business and operating or chartering those vessels if a majority of the value of the total assets or business acquired is not attributable to the LNG carriers and related time charters, as determined in good faith by the board of directors of Teekay Shipping Corporation or the board of directors of Teekay Offshore's general partner;; however, if at any time Teekay Shipping Corporation or Teekay Offshore completes such an acquisition, it must offer to sell the LNG carriers and related time charters to us for their fair market value plus any additional tax or other similar costs to Teekay Shipping Corporation or Teekay Offshore that would be required to transfer the LNG carriers and time charters to us separately from the acquired business;

. owning, operating or chartering LNG carriers that relate to a bid or award for a proposed LNG project that Teekay Shipping Corporation or any of its subsidiaries has submitted or hereafter submits or receives; however, at least 180 days prior to the scheduled delivery date of any such LNG carrier, Teekay Shipping Corporation must offer to sell the LNG carrier and related time charter to us, with the vessel valued at its "fully-built-up cost," which represents the aggregate expenditures incurred (or to be incurred prior to delivery to us) by Teekay Shipping Corporation to acquire or construct and bring such LNG carrier to the condition and location necessary for our intended use, plus a reasonable allocation of overhead costs related to the development of such project and other projects that would have been subject to the offer rights set forth in the omnibus agreement but were not completed; or

. acquiring, operating or chartering LNG carriers if our general partner has previously advised Teekay Shipping Corporation or Teekay Offshore that the board of directors of our general partner has elected, with the approval of its conflicts committee, not to cause us or our subsidiaries to acquire or operate the carriers.

In addition, under the omnibus agreement we have agreed not to own, operate or charter crude oil tankers or the following "offshore vessels' - dynamically positioned shuttle tankers (other than those operating in the conventional oil tanker trade under contracts with a remaining duration of less that three years, excluding extension options), floating storage and off-take units or floating production, storage and off-loading units. This restriction does not apply to any of the Suezmax tankers in our current fleet, and the ownership, operation or chartering of any oil tankers that replace any of those oil tankers in connection with certain events. In addition, the restriction does not prevent us from, among other things:

- acquiring oil tankers or offshore vessels and any related time charters or contracts of affreightment as part of a business and operating or chartering those vessels, if a majority of the value of the total assets or business acquired is not attributable to the oil tankers and offshore vessels and any related charters or contracts of affreightment, as determined by the conflicts committee of our general partner's board of directors; however, if at any time we complete such an acquisition, we are required to promptly offer to sell to Teekay Shipping Corporation the oil tankers and time charters or to Teekay Offshore the offshore vessels and time charters or contracts of affreightment for fair market value plus any additional tax or other similar costs to us that would be required to transfer the vessels and contracts to Teekay Shipping Corporation or Teekay Offshore separately from the acquired business; or

- acquiring, operating or chartering oil tankers or offshore vessels if Teekay Shipping Corporation or Teekay Offshore, respectively, has previously advised our general partner that it has elected not to acquire or operate those vessels.

Rights of First Offer on Suezmax Tankers, LNG Carriers, and Offshore Vessels. Under the omnibus agreement, we have granted to Teekay Shipping Corporation and Teekay Offshore a 30-day right of first offer on any proposed (a) sale, transfer or other disposition of any of our Suezmax tankers, in the case of Teekay Shipping Corporation, or certain offshore vessels in the case of Teekay Offshore, or (b) re-chartering of any of our Suezmax tankers or offshore vessels pursuant to a time charter or contract of affreightment with a term of at least three years if the existing charter expires or is terminated early. Likewise, each of Teekay Shipping Corporation and Teekay Offshore has granted a similar right of first offer to us for any LNG carriers it might own. These rights of first offer do not apply to certain transactions.

b) We and certain of our subsidiaries have entered into services agreements with subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries have agreed to provide (a) to us certain non-strategic administrative services, (b) advisory, technical and administrative services that supplement existing capabilities of the employees of our operating subsidiaries and (c) strategic consulting and advisory services to our operating subsidiaries relating to our LNG business, unless the provision of those services would materially interfere with Teekay Shipping Corporation's operations. These services are to be provided in a commercially reasonably manner and upon the reasonable request of our general partner or our operating subsidiaries, as applicable. The Teekay Shipping Corporation subsidiaries that are parties to the services agreements may provide these services directly or may subcontract for certain of these services with other entities, including other Teekay Shipping Corporation subsidiaries. We pay a reasonable, arm's-length fee for the services that includes reimbursement of the reasonable cost of any direct and indirect expenses the Teekay Shipping Corporation subsidiaries incur in providing these services. During 2006, we incurred $4.0 million of costs under these agreements.

c) We reimburse our general partner for all expenses necessary or appropriate for the conduct of our business. During 2006, we incurred $0.5 million of these costs.

d) We have entered into an agreement with Teekay Shipping Corporation pursuant to which Teekay Shipping Corporation provides us with off-hire insurance for our LNG and LPG carriers. During 2006, we incurred $0.9 million of these costs.

e) On October 31, 2006, we acquired Teekay Shipping Corporation's 100% ownership interest in Teekay Nakilat Holdings Corporation (or *Teekay Nakilat Holdings*). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest in three LNG carriers. The purchase price for the 70% interest in Teekay Nakilat was $89.5 million, subject to refinement upon determination of the final construction costs of all three LNG carriers. We paid $26.9 million of this amount in 2006, with the remaining amount due in 2007.

f) Our Suezmax tanker, the *Toledo Spirit*, which delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. We entered into an agreement with Teekay Shipping Corporation such that Teekay Shipping Corporation pays us any amounts payable to the charter party as a result of spot rates being below the fixed rate, and we pay Teekay Shipping Corporation any amounts payable to us as a result of spot rates being in excess of the fixed rate. During the year ended December 31, 2006, we incurred $4.6 million of amounts owing to Teekay Shipping Corporation as a result of this agreement.

g) In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest. All amounts below include the joint venture partner's 30% share. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at December 31, 2006 payments made towards these commitments by the joint venture company totaled $82.3 million, excluding $8.6 million of capitalized interest and other miscellaneous construction costs. Long term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts were $183.4 million in 2007, $75.1 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 70% ownership interest in these two vessels and related charter contracts to us. On November 1, 2006, we agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier.

h) In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or *RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Shipping Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat), which owns a 60% interest. In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which Teekay Shipping Corporation's 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2006, payments made towards these commitments by the joint venture company totaled $351.5 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company's 40% contribution was $140.6 million), and long-term financing arrangements existed for all the remaining $650.2 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners' 60% share) were $449.9 million in 2007 and $200.3 million in 2008. The charters will commence upon deliveries, which are scheduled for the first half of 2008. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 40% ownership interest in these four vessels and related charter contracts to us. On November 1, 2006, we agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier.

i) C. Sean Day is the Chairman of our general partner, Teekay GP L.L.C. He also is the Chairman of Teekay Shipping Corporation, Teekay Offshore GP L.L.C. and Teekay Offshore Operating GP L.L.C., the general partner of Teekay Offshore Partners L.P. and Teekay Offshore Operating L.P., respectively. Teekay Offshore Partners L.P. is a publicly-held partnership controlled by Teekay Shipping Corporation.

Bjorn Moller is the Vice Chairman of Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Offshore Operating GP L.L.C. He also is the President and Chief Executive Officer and a director of Teekay Shipping Corporation.

Peter Evensen is the Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C., Teekay Offshore GP L.L.C. and Teekay Offshore Operating GP L.L.C. He also is the Executive Vice President and Chief Strategy Officer of Teekay Shipping Corporation.

Ihab J.M. Massoud is a Director of our general partner, Teekay GP L.L.C. He also is the President of The Compass Group, a private equity investment firm.

j) In December 2006, the Partnership announced that it has agreed to acquire three liquefied petroleum gas (or *LPG*) carriers from I.M. Skaugen ASA (or *Skaugen*), which engages in the marine transportation of petrochemical gases and LPG and the lightening of crude oil, for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed rates for a period of 15 years.

k) In January 2007, the Partnership acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18 million. The purchase was financed with one of the Partnership's existing Revolvers. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA and has a remaining contract term of nine years.

Item 8. Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 below for additional information required to be disclosed under this Item.

Legal Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. These claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy.

Our partnership agreement requires us to distribute all of our available cash (as defined in our partnership agreement) within approximately 45 days after the end of each quarter. This cash distribution policy reflects a basic judgment that our unitholders will be better served by our distributing our cash available after expenses and reserves rather than retaining it. Because we believe we will generally finance any capital investments from external financing sources, we believe that our investors are best served by our distributing all of our available cash.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time, including:

. Our distribution policy is subject to restrictions on distributions under our credit agreements. Specifically, our credit agreements contain material financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions under our credit agreements, we would be prohibited from making cash distributions to unitholders notwithstanding our stated cash distribution policy.

- The board of directors of our general partner has the authority to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the establishment of those reserves could result in a reduction in cash distributions to unitholders from levels we anticipate pursuant to our stated distribution policy.

- Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement.

- Under Section 51 of the Marshall Islands Limited Partnership Act, we may not make a distribution to unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

- We may lack sufficient cash to pay distributions to our unitholders due to increases in our general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, the issuance of additional units (which would require the payment of distributions on those units), working capital requirements and anticipated cash needs.

- While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions, may be amended. Although during the subordination period, with certain exceptions, our partnership agreement may not be amended without the approval of the public common unitholders, our partnership agreement can be amended with the approval of a majority of the outstanding common units, voting as a class (including common units held by affiliates of our general partner) after the subordination period has ended.

Minimum Quarterly Distribution

Common unitholders are entitled under our partnership agreement to receive a quarterly distribution of $0.4125 per unit, or $1.65 per year, prior to any distribution on our subordinated units to the extent we have sufficient cash from our operations after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. Our general partner has the authority to determine the amount of our available cash for any quarter. This determination, as well as all determinations made by the general partner, must be made in good faith. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter, and we will be prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default is existing, under our credit agreements.

Commencing after the date of our initial public offering until the first quarter of 2006, cash distributions declared were $0.4125 per unit per quarter. For the quarter ended June 30, 2005, cash distributions declared were prorated for the period of May 10, 2005 to June 30, 2005. Our cash distributions were increased to $0.4625 per unit effective for the second quarter of 2006.

Subordination Period

During the subordination period, applicable to the subordinated units held by Teekay Shipping Corporation, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from operating surplus (as defined in our partnership agreement) after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement.

The following table illustrates the percentage allocations of the additional available cash from operating surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the unitholders and our general partner in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until available cash from operating surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner include its 2% general partner interest and assume the general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions	
		Unitholders	General Partner
Minimum Quarterly Distribution	$0.4125	98%	2%
First Target Distribution	up to $0.4625	98	2
Second Target Distribution	above $0.4625 up to $0.5375	85	15
Third Target Distribution	above $0.5375 up to $0.6500	75	25
Thereafter	above $0.6500	50	50

Significant Changes

Please read Item 18 - Financial Statements: Note 18 - Subsequent Events

Item 9. The Offer and Listing

Our common units are traded on the New York Stock Exchange (or *NYSE*) under the symbol "TGP". The following table sets forth the high and low closing sales prices for our common units on the NYSE for each of the periods indicated.

Year Ended	Dec. 31, 2006	Dec. 31, 2005 [1]
High	$34.23	$34.70
Low	28.65	24.30

Quarters Ended	Dec. 31, 2006	Sep. 30, 2006	Jun. 30, 2006	Mar. 31 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005 [1]
High	$34.23	$31.47	$31.98	$31.69	$31.66	$34.70	$28.45
Low	30.00	29.35	29.13	28.65	27.40	28.12	24.30

Months Ended	Mar. 31, 2007	Feb. 28, 2007	Jan. 31, 2007	Dec. 31, 2006	Nov. 30, 2006	Oct. 31, 2006	Sept. 30, 2006
High	$37.68	$38.08	$33.97	$34.23	$31.59	$30.69	$30.45
Low	36.41	34.55	32.70	31.35	30.21	30.00	29.35

(1) Period beginning May 5, 2005.

Item 10. Additional Information

Memorandum and Articles of Association

The information required to be disclosed under Item 10.B is incorporated by reference to the following sections of the prospectus included in Amendment No. 2 to our Registration Statement on Form F-1 filed with the SEC on November 15, 2005: "The Partnership Agreement," "Description of the Common Units - The Units," Conflicts of Interest and Fiduciary Duties" and "Cash Distribution Policy."

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

(a) Agreement, dated February 21, 2001, for a U.S. $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L., J.P. Morgan plc and various other banks. This facility was refinanced in 2006. Please see (e) below.

(b) Agreement, dated December 7, 2005, for a U.S. $137,500,000 Revolving Credit Facility between Asian Spirit L.L.C., African Spirit L.L.C., and European Spirit L.L.C., Den Norske Bank ASA and various other banks. This facility bears interest at LIBOR plus a margin of 0.50%. The amount available under the facility reduces by $4.4 million semi-annually, with a bullet reduction of $57.7 million on maturity in April 2015. The credit facility may be used for general partnership purposes and to fund cash distributions. Our obligations under the facility are secured by a first-priority mortgage on three of its Suezmax tankers and a pledge of certain shares of the subsidiaries operating the Suezmax tankers.

(c) Amended and Restated Omnibus agreement with Teekay Shipping Corporation, Teekay Offshore, our general partner, and our operating company, Teekay LNG Operating L.L.C., and related parties Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(d) We and certain of our operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide us and our operating subsidiaries with administrative, advisory, technical and strategic consulting services for a reasonable, arms-length fee that includes reimbursement of the reasonable cost of any direct and indirect expenses it incurs in providing these services. Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(e) Pursuant to the Nakilat Share Purchase Agreement, we agreed to acquire from Teekay Shipping Corporation its 100% ownership interest in Teekay Nakilat Holdings Corporation. Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

(f) Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the *Catalunya Spirit*.

(g) Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000. This bareboat charter agreement has a term of three years and is for one of our LNG carriers, the *Catalunya Spirit*.

(h) Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended. This facility was used to make restricted cash deposits that fully fund payments under a capital lease for one of our LNG carriers, the *Madrid Spirit*.

(i) Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003. This bareboat charter agreement has a term of seven years and is for one of our LNG carriers, the *Madrid Spirit*.

(j) Contribution, Conveyance and Assumption Agreement. Pursuant to the is agreement, on May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C (which owned the Suezmax tanker, the *Granada Spirit*) to us in connection with our initial public offering of common units on May 10, 2005. We subsequently repaid the $54.9 note receivable.

(k) Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan. Please read Item 6 - Directors, Senior Management and Employees for a summary of certain plan terms.

(l) Agreement, dated August 23, 2006, for a U.S $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks. This facility bears interest at LIBOR plus a margin of 0.55%. The amount available under the facility reduces semi-annually by amounts ranging from $4.3 million to $8.6 million, with a bullet reduction of $180.1 million on maturity in August 2018. The revolver is collateralized by first priority mortgages granted on two of the Partnership's Spanish LNG vessels. The credit facility may be used for general partnership purposes and to fund cash distributions.

(m) Amended and Restated Omnibus agreement with Teekay Shipping Corporation, Teekay Offshore Partners L.P, our general partner, and our operating company, Teekay LNG Operating L.L.C. Please read Item 7 - Major Unitholders and Related Party Transactions for a summary of certain contract terms.

Exchange Controls and Other Limitations Affecting Unitholders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of the Marshall Islands or our Articles of Incorporation and Bylaws.

Taxation

Marshall Islands Tax Consequences. Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of the Marshall Islands, and because all documentation related to our initial public offering and follow-on offering was executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, no taxes or withholdings are imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to unitholders, so long as such persons do not reside in, maintain offices in, nor engage in business in the Republic of the Marshall Islands. Furthermore, no stamp, capital gains or other taxes are imposed by the Republic of the Marshall Islands on the purchase, ownership or disposition by such persons of our common units.

Canadian Federal Income Tax Consequences. The following discussion is a summary of the material Canadian federal income tax consequences under the Income Tax Act (Canada) (or the *Canada Tax Act*), that we believe are relevant to holders of common units who are, at all relevant times, for the purposes of the Canada Tax Act and the Canada-United States Tax Convention 1980 (or the *Canada-U.S. Treaty*) resident in the United States and who deal at arm's length with us and Teekay Shipping Corporation (or *U.S. Resident Holders*).

Under the Canada Tax Act, no taxes on income (including taxable capital gains) are payable by U.S. Resident Holders in respect of the acquisition, holding, disposition or redemption of the common units, provided that we do not carry on business in Canada and such U.S. Resident Holders do not, for the purposes of the Canada-U.S. Treaty, otherwise have a permanent establishment or fixed base in Canada to which such common units pertain and, in addition, do not use or hold and are not deemed or considered to use or hold such common units in the course of carrying on a business in Canada and, in the case of any U.S. Resident Holders that carry on an insurance business in Canada and elsewhere, such U.S. Resident Holders establish that the common units are not effectively connected with their insurance business carried on in Canada.

In this connection, we believe that our activities and affairs can be conducted in a manner that we will not be carrying on business in Canada and that U.S. Resident Holders should not be considered to be carrying on business in Canada for purposes of the Canada Tax Act solely by reason of the acquisition, holding, disposition or redemption of common units. We intend that this is the case, notwithstanding that certain services will be provided to Teekay LNG Partners L.P., indirectly through arrangements with a subsidiary of Teekay Shipping Corporation that is resident and based in the Bahamas, by Canadian service providers. However, we cannot assure this result.

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at Bayside House, Bayside Executive Park, West Bay Street & Blake Road, P.O. Box AP-59212, Nassau, The Bahamas. Those documents electronically filed via the SEC's Electronic Data Gathering, Analysis, and Retrieval (or *EDGAR*) system may also be obtained from the SEC's website at *www.sec.gov*, free of charge, or from the Public Reference Section at 100 F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

The table below provides information about our financial instruments at December 31, 2006, that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

				Expected Maturity Date				Fair Value Asset/	
	2007	2008	2009	2010	2011	Thereafter	Total	(Liability)	Rate [1]
				(in millions of U.S. dollars, except percentages)					
Long-Term Debt:									
Variable Rate ($U.S.) [2]	8.2	12.2	13.5	13.5	13.5	304.2	365.1	(365.1)	6.2%
Variable Rate (Euro) [3] [4]	9.7	10.4	11.1	12.0	209.6	158.5	411.3	(411.3)	4.9%
Fixed-Rate Debt ($U.S.)	8.3	8.3	8.3	8.3	8.3	92.7	134.2	(131.5)	5.3%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.4%	5.2%	5.3%		
Capital Lease Obligations [5] [6]									
Fixed-Rate ($U.S.) [7]	130.7	3.7	3.8	84.0	-	-	222.2	(222.2)	7.4%
Average Interest Rate [8]	8.8%	5.4%	5.4%	5.5%	-	-	7.4%		
Interest Rate Swaps:									
Contract Amount ($U.S.) [6] [9]	2.1	4.5	9.3	14.1	14.5	594.5	639.0	(21.2)	5.5%
Average Fixed Pay Rate [2]	6.2%	6.2%	5.7%	5.6%	5.6%	5.5%	5.5%		
Contract Amount (Euro) [4] [10]	9.7	10.4	11.1	12.0	209.6	158.5	411.3	13.1	3.8%
Average Fixed Pay Rate [3]	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%		

_____

(1) Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of December 31, 2006 ranged from 0.50% to 1.30%.

(2) Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3) Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4) Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of December 31, 2006.

(5) Excludes capital lease obligations (present value of minimum lease payments) of 135.2 million Euros ($178.3 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at December 31, 2006, this amount was 139.0 million Euros ($183.5 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6) During January 2006, the three subsidiaries of Teekay Nakilat, each of which had contracted to have built one of the three RasGas II vessels sold their shipbuilding contracts and entered into 30-year capital leases for the vessels, which commenced upon delivery of the respective vessels. The first of the three RasGas II vessels delivered October 31, 2006 with the remaining two RasGas II vessels delivering in the first quarter of 2007. Under the terms of the leases and upon vessel delivery, Teekay Nakilat is required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at December 31, 2006 totaled $481.9 million, and the lease obligations, which upon delivery are expected to be approximately $180 million per vessel, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at December 31, 2006, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat's capital lease obligations and restricted cash deposits were $457.9 million and $452.0 million, $20.4 million and ($26.1) million, and 4.9% and 4.8%, respectively.

(7) The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8) The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9) The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10) The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold or issue interest rate swaps for trading purposes.

Foreign Currency Fluctuation Risk

We are exposed to the impact of changes in foreign currency exchange rates. Revenues generated from three of our time charters are either partially or solely denominated in Euros. During 2006 and 2005, we earned approximately 46.1 million Euros ($57.7 million) and 47.5 million Euros ($59.5 million), respectively in Euro-denominated revenues from these three time charters. The Euro-denominated cash received from these charters is used for payment of Euro-denominated expenditures, including vessel operating expenses for our Spanish crew, general and administrative expenses for our Madrid office and interest and principal repayments for our Euro-denominated debt. Our Euro-denominated revenues currently approximate our Euro-denominated expenses and Euro-denominated loan and interest payments. For this reason, we have not entered into any forward contracts or similar arrangements to protect against the currency risk of foreign currency-denominated revenues, expenses, monetary assets or monetary liabilities. If our foreign currency-denominated revenues and expenses become sufficiently disproportionate in the future, we may engage in hedging activities.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

<center>**PART II**</center>

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Unitholders and Use of Proceeds

The Partnership completed its initial public offering and a follow-on public offering during May 2005 and November 2005, respectively. For information regarding the use of proceeds, please read Item 18 - Financial Statements: Note 2 - Public Offerings

Item 15. Controls and Procedures

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer of our general partner. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006 to ensure that information required to be disclosed by the Partnership in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to the Partnership's management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

The Chief Executive Officer and Chief Financial Officer of our general partner does not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Partnership have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Report on Internal Control over Financial Reporting

The management of Teekay LNG Partners L.P. is responsible for establishing and maintaining adequate internal controls over financial reporting.

The Partnership's internal controls were designed to provide reasonable assurance as to the reliability of its financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. The Partnership's internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Partnership; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Partnership are being made in accordance with authorizations of management and the directors of our general partnership; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Partnership's assets that could have a material effect on the financial statements.

The Partnership conducted an evaluation of the effectiveness of its internal control over financial reporting based upon the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that the Partnership maintained effective internal control over financial reporting as of December 31, 2006.

Item 16A. Audit Committee Financial Expert

The board of directors of our general partner has determined that director, Robert E. Boyd, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted Standards of Business Conduct that include a Code of Ethics for all our employees and the employees and directors of our general partner. This document is available under "Other Information - Corporate Governance" in the Investor Centre of our web site (www.teekaylng.com). We intend to disclose, under "Other Information - Corporate Governance" in the Investor Centre of our web site, any waivers to or amendments of our Standards of Business Conduct or Code of Ethics for the benefit of any directors and executive officers of our general partner.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2006 and 2005 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees we or our predecessor (Luxco and its subsidiaries) paid or accrued for audit services provided by Ernst & Young LLP for 2006 and 2005.

Fees	2006	2005
Audit Fees [1]	$ 334,400	$ 293,225
Audit-Related Fees [2]	$ 59,000	86,350
Total	$ 393,400	$ 379,575

(1) Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings.

(2) Audit-related fees consisted primarily of accounting consultations and professional services in connection with the review of our regulatory filings for our initial and follow-on public offerings in 2005 and for our shelf filing in 2006.

The Audit Committee of our general partner's board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2006.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Units by the Issuer and Affiliated Purchasers

Not applicable.

<center>PART III</center>

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements and schedule, together with the related report of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:

	Page
Report of Independent Registered Public Accounting Firm	F-1
Consolidated Financial Statements	
Consolidated Statements of Income (Loss)	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Cash Flows	F-4
Consolidated Statements of Changes in Partners' Equity/Stockholder Deficit	F-5
Notes to the Consolidated Financial Statements	F-7

All other schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1   Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
1.2   First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P. , as amended(2)
1.3   Certificate of Formation of Teekay GP L.L.C. (1)
1.4   Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)
4.1   Agreement, dated February 21, 2001, for a U.S $100,000,000 Revolving Credit Facility between Naviera Teekay Gas S.L. , J.P. Morgan plc and various other banks (5)
4.2   Contribution, Conveyance and Assumption Agreement (6)
4.3   Teekay LNG Partners L.P. 2005 Long-Term Incentive Plan (5)
4.4   Amended and Restated Omnibus Agreement (6)
4.5   Administrative Services Agreement with Teekay Shipping Limited (5)
4.6   Advisory, Technical and Administrative Services Agreement (5)
4.7   LNG Strategic Consulting and Advisory Services Agreement (5)
4.10   Agreement to Purchase Nakilat Interest (5)
4.11   Syndicated Loan Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Caixa de Aforros de Vigo Ourense e Pontevedra, as Agent, dated as of October 2, 2000, as amended (5)
4.12   Bareboat Charter Agreement between Naviera Teekay Gas III, S.L. (formerly Naviera F. Tapias Gas III, S.A.) and Poseidon Gas AIE dated as of October 2, 2000 (5)
4.13   Credit Facility Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Chase Manhattan International Limited, as Agent, dated as of December 21, 2001, as amended (5)
4.14   Bareboat Charter Agreement between Naviera Teekay Gas IV, S.L. (formerly Naviera F. Tapias Gas IV, S.A.) and Pagumar AIE dated as of December 30, 2003 (5)
4.15   Agreement, dated December 7, 2005, for a U.S. $137,500,000 Secured Reducing Revolving Loan Facility Agreement between Asian Spirit L.L.C., African Spirit L.L.C., European Spirit L.L.C., DNB Nor Bank ASA and other banks (7)
4.16   Agreement, dated August 23, 2006, for a U.S. $330,000,000 Secured Revolving Loan Facility between Teekay LNG Partners L.P., ING Bank N.V. and other banks (8)
4.17   Amended and Restated Omnibus Agreement
8.1   List of Subsidiaries of Teekay LNG Partners L.P.
12.1   Rule 13a-14(a)/15d-14(a) Certification of Teekay LNG Partners L.P.'s Chief Executive Officer
12.2   Rule 13a-14(a)/15d-14(a) Certification of Teekay LNG Partners L.P.'s Chief Financial Officer
13.1   Teekay LNG Partners L.P. Certification of Peter Evensen, Chief Executive Officer and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1   Letter from Ernst & Young LLP, as independent registered public accounting Firm , dated March 30, 2007, regarding audited financial information.

(1) Previously filed as an exhibit to the Partnership's Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Annual Report.

(2) Previously filed as an exhibit to the Partnership's Report on Form 6-K filed with the SEC on August 17, 2006, and hereby incorporated by reference to such Report.

(3) Previously filed as an exhibit to the Partnership's Amendment No. 1 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on January 28, 2005, and hereby incorporated by reference to such Registration Statement.

(4) Previously filed as an exhibit to the Partnership's Amendment No. 2 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 1, 2005, and hereby incorporated by reference to such Registration Statement.

(5) Previously filed as an exhibit to the Partnership's Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.

(6) Previously filed as an exhibit to the Partnership's Registration Statement on Form S-8 (File No. 333-124647), filed with the SEC on May 5, 2005, and hereby incorporated by reference to such Registration Statement.

(7) Previously filed as an exhibit to the Partnership's Annual Report on Form 20-F (File No. 1-32479), filed with the SEC on April 14, 2006 and hereby incorporated by reference to such report.

(8) Previously filed as an exhibit to the Partnership's Report on Form 6-K (File No. 1-32479), filed with the SEC on December 21, 2006 and hereby incorporated by reference to such report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY LNG PARTNERS L.P.

By: Teekay GP L.L.C., its general partner

Dated: April 19, 2007

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
TEEKAY LNG PARTNERS L.P.

We have audited the accompanying consolidated balance sheets of **Teekay LNG Partners L.P.** (successor to Teekay Luxembourg S.a.r.l.) **and subsidiaries** (or the *Partnership*) as of December 31, 2006 and 2005, and the related consolidated statements of income (loss) for the years ended December 31, 2006, 2005 and 2004 aggregated as follows:

<u>Year ended December 31, 2006</u>
- January 1 to December 31, 2006

<u>Year ended December 31, 2005</u>
- January 1 to May 9, 2005
- May 10 to December 31, 2005

<u>Year ended December 31, 2004</u>
- January 1 to April 30, 2004
- May 1 to December 31, 2004

We have also audited the consolidated statements of the changes in partners' equity/stockholder deficit and cash flows for the three years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay LNG Partners L.P. and subsidiaries at December 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 2006, the Partnership adopted the provisions of Statement of Financial Accounting Standards No. 123 (R), *Share-Based Payment*.

Vancouver, Canada
March 12, 2007

/s/ ERNST & YOUNG LLP
Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Year Ended December 31, 2006 $	Year Ended December 31, 2005		Year Ended December 31, 2004	
		January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $
VOYAGE REVENUES (note 13)	182,773	50,129	95,330	40,718	83,115
OPERATING EXPENSES (note 13)					
Voyage expenses	2,030	251	407	1,842	3,090
Vessel operating expenses	38,800	10,771	18,034	10,302	20,315
Depreciation and amortization	51,969	14,751	28,420	8,585	26,275
General and administrative	13,211	2,928	7,029	2,103	4,375
Total operating expenses	106,010	28,701	53,890	22,832	54,055
Income from vessel operations	76,763	21,428	41,440	17,886	29,060
OTHER ITEMS					
Interest expense (notes 5, 7 and 9)	(86,483)	(35,679)	(37,623)	(21,475)	(50,485)
Interest income	37,425	9,098	14,084	8,692	13,519
Foreign currency exchange gain (loss) (note 9)	(39,538)	52,295	29,524	18,010	(78,831)
Other income (loss) - net (note 11)	2,242	(17,927)	2,907	(6,949)	2,342
Total other items	(86,354)	7,787	8,892	(1,722)	(113,455)
Net income (loss)	(9,591)	29,215	50,332	16,164	(84,395)
General partner's interest in net income (loss)	(191)	-	9,665	-	-
Limited partners' interest (note 17)					
Net income (loss)	(9,400)	29,215	40,667	16,164	(84,395)
Net income (loss) per:					
• Common unit (basic and diluted)	(0.20)	1.24	1.45	0.69	(3.60)
• Subordinated unit (basic and diluted)	(0.38)	1.24	1.15	0.69	(3.60)
• Total unit (basic and diluted)	(0.28)	1.24	1.31	0.69	(3.60)
Weighted-average number of units outstanding:					
• Common units (basic and diluted)	20,238,567	8,734,572	16,382,987	8,734,572	8,734,572
• Subordinated units (basic and diluted)	14,734,572	14,734,572	14,734,572	14,734,572	14,734,572
• Total units (basic and diluted)	34,973,139	23,469,144	31,117,559	23,469,144	23,469,144

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2006 $	As at December 31, 2005 $
ASSETS		
Current		
Cash and cash equivalents	28,871	34,469
Restricted cash - current (note 5)	55,009	139,525
Accounts receivable	8,167	2,977
Prepaid expenses	6,566	1,148
Other current assets	1,204	2,824
Total current assets	99,817	180,943
Restricted cash - long-term (note 5)	615,749	158,798
Vessels and equipment (note 9)		
At cost, less accumulated depreciation of $60,849 (2005 - $16,235)	662,814	507,825
Vessels under capital leases, at cost, less accumulated depreciation of $42,604 (2005 - $32,266) (note 5)	654,022	677,686
Advances on newbuilding contracts (note 15)	84,184	316,875
Total vessels and equipment	1,401,020	1,502,386
Investment in and advances to joint venture (note 13l)	141,427	-
Other assets (note 14)	74,057	20,215
Intangible assets - net (note 6)	160,064	169,194
Goodwill (note 6)	39,279	39,279
Total assets	2,531,413	2,070,815
LIABILITIES AND PARTNERS' EQUITY		
Current		
Accounts payable	5,069	5,885
Accrued liabilities (note 8)	13,599	7,789
Unearned revenue	6,708	6,163
Current portion of long-term debt (note 9)	30,435	8,103
Current obligation under capital leases (note 5)	150,762	137,646
Advances from affiliate (note 7)	38,939	2,222
Total current liabilities	245,512	167,808
Long-term debt (note 9)	880,147	637,631
Long-term obligation under capital leases (note 5)	407,375	382,343
Advances from affiliate (note 7)	62,680	80,191
Other long-term liabilities (note 14)	51,473	33,703
Total liabilities	1,647,187	1,301,676
Commitments and contingencies (notes 5, 13 and 15)		
Minority interest	165,729	-
Partners' equity		
Partners' equity	767,949	841,642
Accumulated other comprehensive loss (note 12)	(49,452)	(72,503)
Total partners' equity	718,497	769,139
Total liabilities and partners' equity	2,531,413	2,070,815

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Cash and cash equivalents provided by (used for)			
OPERATING ACTIVITIES			
Net income (loss)	(9,591)	79,547	(68,231)
Non-cash items:			
Depreciation and amortization	51,969	43,171	34,860
Gain on sale of vessels	-	(186)	(3,428)
Loss on sale of other assets	-	-	11,922
Deferred income tax expense (recovery)	(773)	3,682	(5,529)
Foreign currency exchange loss (gain)	41,968	(87,198)	61,180
Equity based compensation	427	-	-
Interest rate swaps gain	-	-	(3,985)
Loss on cancellation of interest rate swaps	-	7,820	-
Write-off of capitalized loan costs	-	7,462	-
Accrued interest and other - net	6,884	10,215	(6,258)
Change in non-cash working capital items related to operating activities (note 16)	(4,142)	4,694	8,630
Expenditures for drydocking	(3,693)	(3,489)	(4,085)
Net operating cash flow	83,049	65,718	25,076
FINANCING ACTIVITIES			
Proceeds from long-term debt	234,996	291,189	133,746
Capitalized loan costs	(7,130)	(628)	(19)
Scheduled repayments of long-term debt	(8,655)	(9,546)	(70,543)
Scheduled repayments of capital lease obligations	(152,348)	(77,672)	(66,727)
Prepayments of long-term debt	(46,000)	(399,307)	(61,891)
Advances to joint ventures	(21,092)	-	-
Advances from affiliate	32,507	354,277	409,141
Advances to affiliate	(12,235)	(252,929)	-
Advances from joint venture partner	6,689	-	-
Repayment of joint venture partner advances	(3,000)	-	-
(Increase) decrease in restricted cash	(333,072)	80,365	19,370
Cash distributions paid	(64,237)	(20,090)	-
Proceeds from issuance of common units	(142)	259,289	-
Interest rate swap settlement costs	-	(143,295)	-
Other	-	-	4,226
Net financing cash flow	(373,719)	81,653	367,303
INVESTING ACTIVITIES			
Expenditures for vessels and equipment	(1,037)	(222,582)	(89,225)
Purchase of three Suezmax tankers from Teekay Shipping Corporation (notes 2 and 13j)	-	(180,000)	-
Purchase of Teekay Shipping Spain S.L., net of $11,191 cash acquired (note 3)	-	-	(298,184)
Purchase of Teekay Nakilat Holdings Corporation (note 13f)	(26,863)	-	-
Proceeds from sale of vessels and equipment	312,972	133,270	123,689
Other	-	-	6,423
Net investing cash flow	285,072	(269,312)	(257,297)
(Decrease) increase in cash and cash equivalents	(5,598)	(121,941)	135,082
Cash and cash equivalents, beginning of the year	34,469	156,410	21,328
Cash and cash equivalents, end of the year	28,871	34,469	156,410

Non-cash investing and financing activities (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

	STOCKHOLDER DEFICIT (PREDECESSOR)			Accumulated Other Comprehensive Loss	
	Common		Accumulated Deficit		Total
	Shares	$	$	$	$
Balance as at December 31, 2003	18,425	1,580	(165,584)	(805)	(164,809)
Net income (January 1 to December 31, 2004)	-	-	16,164	-	16,164
Unrealized gain on available-for-sale securities	-	-	-	467	467
Reclassification adjustment for gain on available-for-sale securities included in net income	-	-	-	(55)	(55)
Sale of unrelated businesses *(note 1)*	-	-	4,047	-	4,047
Balance as at April 30, 2004	18,425	1,580	(145,373)	(393)	(144,186)
Elimination of stockholder deficit upon acquisition of Teekay Shipping Spain S.L. *(note 3)*	(18,425)	(1,580)	145,373	393	144,186
Balance as at May 1, 2004	-	-	-	-	-
Issuance of common stock	1,500	180	-	-	180
Net loss (May 1 to December 31, 2004)	-	-	(84,395)	-	(84,395)
Unrealized loss on derivative instruments	-	-	-	(57,444)	(57,444)
Reclassification adjustment for loss on derivative instruments included in net income	-	-	-	13,766	13,766
Sale of the *Granada Spirit (note 13g)*	-	-	4,891	-	4,891
Balance as at December 31, 2004	1,500	180	(79,504)	(43,678)	(123,002)
Net income (January 1 to May 9, 2005)	-	-	29,215	-	29,215
Unrealized loss on derivative instruments	-	-	-	(22,874)	(22,874)
Reclassification adjustment for loss on derivative instruments included in net income	-	-	-	14,359	14,359
Sale of the *Santiago Spirit (note 13h)*	-	-	(3,115)	-	(3,115)
Balance as at May 9, 2005	1,500	180	(53,404)	(52,193)	(105,417)

The accompanying notes are an integral part of the consolidated financial statements.

F-5

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES (Note 1)
(Successor to Teekay Luxembourg S.a.r.l.)
CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' EQUITY/STOCKHOLDER DEFICIT
(in thousands of U.S. dollars and units)

		PARTNERS' EQUITY						
		Limited Partners						
	Stockholder Deficit (Predecessor)	Common		Subordinated		General Partner	Accumulated Other Comprehensive Loss	Total
	$	Units	$	Units	$	$	$	$
Balance as at May 9, 2005	(105,417)	-	1	-	-	-	-	(105,416)
Equity contribution by Teekay Shipping Corporation *(note 1)*	105,417	8,734	211,788	14,735	357,318	11,614	(52,194)	633,943
Proceeds from initial public offering of limited partnership interests, net of offering costs of $16,089 *(note 2)*	-	6,900	135,711	-	-	-	-	135,711
Proceeds from follow-on public offering of limited partnership interests, net of offering costs of $5,832 *(note 2)*	-	4,600	120,208	-	-	2,572	-	122,780
Issuance of units to non-employee directors *(note 2)*	-	4	-	-	-	-	-	-
Net income	-	-	23,716	-	16,951	9,665	-	50,332
Cash distributions	-	-	(10,137)	-	(9,551)	(402)	-	(20,090)
Unrealized loss on derivative instruments	-	-	-	-	-	-	(26,622)	(26,622)
Reclassification adjustment for loss on derivative instruments included in net income	-	-	-	-	-	-	6,313	6,313
Purchase of three Suezmax tankers from Teekay Shipping Corporation *(note 13j)*	-	-	(15,773)	-	(11,483)	(556)	-	(27,812)
Balance as at December 31, 2005	-	20,238	465,514	14,735	353,235	22,893	(72,503)	769,139
Net loss	-	-	(3,911)	-	(5,489)	(191)	-	(9,591)
Cash distributions	-	-	(36,430)	-	(26,522)	(1,285)	-	(64,237)
Unrealized gain on derivative instruments *(note 14)*	-	-	-	-	-	-	14,967	14,967
Reclassification adjustment for loss on derivative instruments included in net income *(note 14)*	-	-	-	-	-	-	8,084	8,084
Offering costs from follow-on public offering of limited partnership interests	-	-	(143)	-	-	-	-	(143)
Equity based compensation *(notes 1 and 2)*	-	2	308	-	114	5	-	427
Purchase of Teekay Nakilat from Teekay Shipping Corporation *(note 13f)*	-	-	(85)	-	(61)	(3)	-	(149)
Balance as at December 31, 2006	-	20,240	425,253	14,735	321,277	21,419	(49,452)	718,497

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

1. Summary of Significant Accounting Policies

Basis of presentation

On April 30, 2004, Teekay Shipping Corporation through its subsidiary, Teekay Luxembourg S.a.r.l (or *Luxco*), acquired all of the outstanding shares of Naviera F. Tapias S.A. and its subsidiaries (or *Tapias*) and renamed it Teekay Shipping Spain S.L. (or *Teekay Spain*). Teekay Shipping Corporation acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments.

On November 3, 2004, Teekay Shipping Corporation formed Teekay LNG Partners L.P., a Marshall Islands limited partnership (or the *Partnership*), to own and operate the liquefied natural gas (or *LNG*) and Suezmax crude oil marine transportation businesses conducted by Luxco and its subsidiaries (collectively, the *Predecessor*). On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the *Granada Spirit*, to the Partnership in connection with the Partnership's initial public offering on May 10, 2005 of 6.9 million common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

In exchange for these shares, equity interests and assets, Teekay Shipping Corporation received 8,734,572 common units and 14,734,572 subordinated units, which represented a 75.7% limited partner interest in the Partnership. The Partnership's general partner, Teekay GP L.L.C. (or the *General Partner*) received a 2% general partner interest and all of the incentive distribution rights in the Partnership. Teekay GP L.L.C. is a wholly-owned subsidiary of Teekay Shipping Corporation. During November 2005, the Partnership issued in a public offering an additional 4.6 million common units, effectively reducing Teekay Shipping Corporation's limited partnership interest to 65.8% (see Note 2).

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. They include the accounts of Teekay Spain and its subsidiaries for periods prior to April 30, 2004 and include the accounts of Luxco and its subsidiaries, which includes Teekay Spain, for periods subsequent to April 30, 2004 and prior to May 10, 2005. The results for the periods subsequent to April 30, 2004 reflect the comprehensive revaluation of all assets (including intangible assets and goodwill) and liabilities of Teekay Spain at their fair values on the date of acquisition. For periods subsequent to May 10, 2005, the consolidated financial statements include the accounts of Teekay LNG Partners L.P., its subsidiaries (which include, among others, Luxco and Teekay Spain). Also included since November 1, 2006 are Teekay Tangguh Holdings Corporation (or *Teekay Tangguh*) and Teekay Nakilat (III) Holdings Corporation (or *Teekay Nakilat III*), both of which are variable interest entities for which the Partnership is the primary beneficiary (see Note 15). The transfer to the Partnership of the shares of and notes receivable from Luxco and equity interests of Granada Spirit L.L.C. represented a reorganization of entities under common control and, consequently, was recorded at historical cost. The book value of these assets on their transfer was $633.9 million. Significant intercompany balances and transactions have been eliminated upon consolidation.

Prior to the acquisition of Teekay Spain by Teekay Shipping Corporation on April 30, 2004, Teekay Spain disposed of three businesses previously held in subsidiaries and unrelated to the marine transportation operations purchased by Teekay Shipping Corporation. The accompanying audited consolidated financial statements do not include the results of these three unrelated businesses. Proceeds received by Teekay Spain from the sale of these businesses have been accounted for as an equity contribution. In addition, immediately preceding the closing of the acquisition, Teekay Spain sold to its then-controlling stockholder marketable securities, real estate, a yacht and other assets. The accompanying audited consolidated financial statements include results related to these assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period.

Reporting currency

The consolidated financial statements are stated in U.S. Dollars because the Partnership operates in international shipping markets, the Partnership's primary economic environment, which typically utilize the U.S. Dollar as the functional currency. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statement of income (loss).

Operating revenues and expenses

The Partnership recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Partnership does not recognize revenues during days that the vessel is off-hire.

Prior to 2005, the Partnership's Predecessor generated a portion of its revenues from voyage charters. All voyage revenues from voyage charters were recognized on a percentage of completion method. The Partnership's Predecessor used a discharge-to-discharge basis in determining percentage of completion for all spot voyages, whereby it recognized revenue ratably from when product was discharged (unloaded) at the end of one voyage to when it was discharged after the next voyage. The Partnership's Predecessor did not begin recognizing voyage revenue until a charter has been agreed to by the customer and the Partnership's Predecessor, even if the vessel had discharged its cargo and was sailing to the anticipated load port on its next voyage. Estimated losses on voyages were provided for in full at the time such losses became evident.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. Pursuant to [Emerging Issues Task Force] [EITF] 91-9, voyage expenses and vessel operating expenses are recognized when incurred.

Cash and cash equivalents

The Partnership classifies all highly-liquid investments with a maturity date of three months or less when purchased as cash and cash equivalents.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest and supervision and technical costs, are capitalized. The acquisition cost (net of any government grants received) and all costs incurred to restore used vessels purchased by the Partnership to the standards required to properly service the Partnership's customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel's estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years for Suezmax tankers and 35 years for LNG carriers from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Partnership from operating the vessels for 25 years or 35 years, respectively. Depreciation of vessels and equipment for the year ended December 31, 2006, for the periods from May 10, 2005 to December 31, 2005, January 1, 2005 to May 9, 2005, the eight months ended December 31, 2004, and the four months ended April 30, 2004, aggregated $41.1 million, $22.2 million, $11.2 million, $19.0 million and $7.8 million, respectively. Depreciation and amortization includes depreciation on all owned vessels and vessels accounted for as capital leases.

Interest costs capitalized to vessels and equipment for the year ended December 31, 2006, for the periods from May 10, 2005 to December 31, 2005, January 1, 2005 to May 9, 2005, the eight months ended December 31, 2004, and the four months ended April 30, 2004, aggregated $0.8 million, $2.5 million, $0.0 million, $2.6 million and $2.6 million, respectively.

Gains on vessels sold and leased back under capital leases are deferred and amortized over the remaining estimated useful life of the vessel. Losses on vessels sold and leased back under capital leases are recognized immediately when the fair value of the vessel at the time of sale-leaseback is less than its book value. In such case, the Partnership would recognize a loss in the amount by which book value exceeds fair value.

Generally, the Partnership drydocks each LNG carrier and Suezmax tanker every five years. In addition, a shipping society classification intermediate survey is performed on the Partnership's LNG carriers between the second and third year of the five-year drydocking period. The Partnership capitalizes a substantial portion of the costs incurred during drydocking and for the survey and amortizes those costs on a straight-line basis from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Partnership expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost and any unamortized intermediate survey costs are expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the periods from the year ended December 31, 2006, May 10, 2005 to December 31, 2005, January 1, 2005 to May 9, 2005, the eight months ended December 31, 2004, and the four months ended April 30, 2004, aggregated $1.7 million, $0.3 million, $0.2 million, $1.1 million and $0.8 million, respectively.

The Partnership reviews vessels and equipment for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows the assets are expected to generate over their remaining useful lives. If vessels and equipment are considered to be impaired, the impairment to be recognized will equal the amount by which the carrying value of the assets exceeds their fair market value.

Investment in joint ventures

Teekay Nakilat (III), a variable interest entity for which the Partnership is the primary beneficiary, has a 40% interest in a joint venture which has four LNG carriers currently under construction (see Notes 13l and 15). The joint venture is accounted for using the equity method, whereby the investment is carried at the Partnership's original cost plus its proportionate share of undistributed earnings.

Loan costs

Loan costs, including fees, commissions and legal expenses, are presented as other assets and are capitalized and amortized on a straight-line basis over the term of the relevant loan. Amortization of loan costs is included in interest expense.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Goodwill and intangible assets

Goodwill and indefinite lived intangible assets are not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. Intangible assets with finite lives are amortized over their useful lives.

The Partnership's intangible assets, which consist of time-charter contracts acquired as part of the purchase of Teekay Spain, are amortized on a straight-line basis over the remaining term of the time charters.

Derivative instruments

The Partnership utilizes derivative financial instruments to reduce interest rate risk but does not hold or issue derivative financial instruments for trading purposes. Statement of Financial Accounting Standards (or *SFAS*) No. 133. *Accounting for Derivative Instruments and Hedging Activities,* which was amended in June 2000 by SFAS No. 138 and in May 2003 by SFAS No. 149, establishes accounting and reporting standards for derivatives instruments and hedging activities.

Derivative instruments are recorded as other assets or other long-term liabilities, measured at fair value. Derivatives that are not hedges or are not designated as hedges are adjusted to fair value through income. If the derivative is a hedge, depending upon the nature of the hedge, changes in the fair value of the derivative are either offset against the fair value of assets, liabilities or firm commitments through income, or recognized in other comprehensive income (loss) until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized into income (see Note 14).

Income taxes

All but two of Teekay Spain's Spanish-flagged vessels are subject to the Spanish Tonnage Tax Regime (or *TTR*). Under this regime, the applicable tax is based on the weight (measured as net tonnage) of the vessel and the number of days during the taxable period that the vessel is at the company's disposal, excluding time required for repairs. The income Teekay Spain receives with respect to the remaining two Spanish-flagged vessels is taxed in Spain at a rate of 35% (see Note 11). However, these two vessels are registered in the Canary Islands Special Ship Registry. Consequently, Teekay Spain is allowed a credit, equal to 90% of the tax payable on income from the commercial operation of these vessels, against the tax otherwise payable. This effectively results in an income tax rate of approximately 3.5% on income from the operation of these two Spanish-flagged vessels.

Included in other assets are deferred income taxes of $3.9 million and $3.7 million as at December 31, 2006 and 2005, respectively. The Partnership accounts for these taxes using the liability method pursuant to SFAS No. 109, *Accounting for Income Taxes*. The Partnership may also pay a minimal amount of tax in Luxembourg and the United Kingdom.

Comprehensive income (loss)

The Partnership follows SFAS No. 130, *Reporting Comprehensive Income*, which establishes standards for reporting and displaying comprehensive income (loss) and its components in the consolidated financial statements.

Change in Accounting Policy

Certain employees of the Partnership participate in the stock option plan of the Partnership's parent, Teekay Shipping Corporation. Effective January 1, 2006, the Partnership adopted the fair value recognition provisions of the Financial Accounting Standards Board (or *FASB*) Statement No. 123(R) (or *SFAS 123(R)*), *Share-Based Payment,* using the "modified prospective" method. Under this transition method, compensation cost is recognized in the financial statements beginning with the effective date for all share-based payments granted after January 1, 2006 and for all awards granted to employees prior to, but not yet vested as of January 1, 2006. Accordingly, prior period amounts have not been restated.

As a result of adopting SFAS 123(R) on January 1, 2006, the Partnership's net income for the year ended December 31, 2006 is $0.3 million lower than if it had continued to account for share-based compensation under the recognition and measurement provision of APB Opinion No. 25 (or *APB No. 25*), *Accounting for Stock Issued to Employees*.

Prior to January 1, 2006, the Partnership accounted for stock options under APB 25, using the intrinsic value method, as permitted by SFAS No. 123 *Accounting for Stock-Based Compensation.* As the exercise price of the Partnership's employee stock options equals the market price of underlying stock on the date of grant, no compensation expense has been recognized under APB No. 25.

Stock options granted under this plan have a 10-year term and vest equally over three years from the grant date. All outstanding options expire between May 28, 2006 and March 7, 2016, ten years after the date of each respective grant. As of December 31, 2006, there was $0.4 million of total unrecognized compensation cost related to nonvested stock options granted to employees of Partnership. Recognition of this compensation is expected to be $0.2 million (2007) and $0.2 million (2008).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006 was $11.30 per option. The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model. The resulting compensation expense is being amortized over three years using the straight-line method. The following weighted-average assumptions were used in computing the fair value of the options granted: expected volatility of 31% in 2006 and 35% in 2005; expected life of five years; dividend yield of 2.0% in 2006 and 1.5% in 2005; and risk-free interest rate of 4.8% in 2006 and 4.1% in 2005.

Recent Accounting Pronouncements

In July 2006, FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (or *FIN 48*). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 will require companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Partnership adopted FIN 48 as of January 1, 2007 as required. As of December 31, 2006, the Partnership does not expect that the adoption of FIN 48 will have a significant impact on the Partnership's financial position and results of operations.

2. Public Offerings

On May 10, 2005, the Partnership completed its initial public offering (or the *IPO*) of 6.9 million common units at a price of $22.00 per unit. During November 2005, the Partnership issued in a follow-on public offering an additional 4.6 million common units at a price of $27.40 per unit (or the *Follow-On Offering)*. Concurrent with the Follow-On Offering, the General Partner contributed $2.6 million to the Partnership to maintain its 2% general partner interest.

The proceeds received by the Partnership from the public offerings and the use of those proceeds are summarized as follows:

	IPO $	Follow-On Offering $	Total $
Proceeds received:			
Sale of 6,900,000 common units at $22.00 per unit	151,800	-	151,800
Sale of 4,600,000 common units at $27.40 per unit	-	126,040	126,040
General Partner contribution	-	2,572	2,572
	151,800	128,612	280,412
Use of proceeds from sale of common units:			
Underwriting and structuring fees.	10,473	5,042	15,515
Professional fees and other offering expenses to third parties	5,616	959	6,575
Repayment of advances from Teekay Shipping Corporation	129,400	-	129,400
Purchase of three Suezmax tankers from Teekay Shipping Corporation	-	122,611	122,611
Working capital	6,311	-	6,311
	151,800	128,612	280,412

During 2006 and 2005, the Partnership awarded 2,475 and 3,500 common units, respectively, as compensation to the Partnership's five non-employee directors. The 2005 common units originally reverse vested equally over a three-year period and during 2006 these awards were amended to vest immediately. The 2006 awards vested immediately upon grant.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

3. Acquisition of Teekay Shipping Spain S.L.

On April 30, 2004, the Predecessor acquired all of the outstanding shares of Tapias and renamed it Teekay Shipping Spain S.L. (or *Teekay Spain)*. The Predecessor acquired Teekay Spain for $298.2 million in cash, plus the assumption of debt and remaining newbuilding commitments. The recognition of goodwill was supported by the belief of the Partnership's general partner's management that the acquisition of Teekay Spain's business would provide the Partnership with a strategic platform from which to expand its presence in the LNG shipping sector and access to reputable LNG operations. The Partnership anticipates this will benefit it in acquiring future LNG projects. Teekay Spain's results of operations were consolidated with the Partnership's results commencing May 1, 2004.

The following table summarizes the fair value of the assets acquired and liabilities of Teekay Spain at April 30, 2004.

	As at April 30, 2004 $
ASSETS	
Cash, cash equivalents and short-term restricted cash	85,092
Other current assets	7,415
Vessels and equipment	821,939
Restricted cash - long-term	311,664
Other assets - long-term	15,355
Intangible assets subject to amortization:	
Time-charter contracts (weighted-average useful life of 19.2 years)	183,052
Goodwill ($3.6 million allocated to Suezmax tanker segment, and $35.7 million allocated to LNG carrier segment)	39,279
Total assets acquired	1,463,796
LIABILITIES	
Current liabilities	98,429
Long-term debt	668,733
Obligations under capital leases	311,011
Other long-term liabilities	87,439
Total liabilities assumed	1,165,612
Net assets acquired (cash consideration)	298,184

4. Segment Reporting

The Partnership has two reportable segments: its LNG carrier segment and its Suezmax tanker segment. The Partnership's LNG carrier segment consists of LNG carriers subject to long-term fixed-rate time charters to international energy companies. As at December 31, 2006, the Partnership's LNG fleet consisted of seven vessels, including a 70% interest in three vessels purchased from Teekay Shipping Corporation in October 2006, two of which were under construction and have subsequently delivered in the first quarter of 2007. The Partnership's Suezmax tanker segment consists of conventional crude oil tankers operating on long-term fixed-rate time-charter contracts to international energy companies. As at December 31, 2006, the Partnership's conventional crude oil tanker fleet consisted of eight Suezmax tankers. Prior to December 2004, it also included one Suezmax tanker operating on the spot market. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership's consolidated financial statements.

The following table presents voyage revenues and percentage of consolidated voyage revenues for customers that accounted for more than 10% of the Partnership's consolidated voyage revenues during the periods presented. Each of the customers is an international energy company.

		Year Ended December 31, 2005		Year Ended December 31, 2004	
	Year Ended December 31, 2006	January 1 to May 9, 2005	May 10 to December 31, 2005	January 1 to April 30, 2004	May 1 to December 31, 2004
(U.S. dollars in millions)					
Compania Espanola de Petroleos, S.A.(1).	$54.5 or 30%	$15.2 or 30%	$29.1 or 31%	$15.4 or 38%	$29.7 or 36%
Repsol YPF, S.A.(2).	$49.6 or 27%	$16.8 or 34%	$31.4 or 33%	$7.5 or 18%	$15.2 or 18%
ConocoPhillips (1)	$28.8 or 16%	-	-	-	-
Gas Natural SDG, S.A.(2)	$24.0 or 13%	$9.8 or 19%	$16.5 or 17%	$8.5 or 21%	$17.3 or 21%
Union Fenosa Gas, S.A.(2)	$23.4 or 13%	$8.3 or 17%	$14.9 or 16%	(3)	$10.8 or 13%

(1) Suezmax tanker segment.
(2) LNG carrier segment.
(3) Customer accounted for less than 10% of the Partnership's consolidated voyage revenues.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The following tables include results for these segments for the interim periods presented in these financial statements.

	Year Ended December 31, 2006		
	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $
Voyage revenues	99,526	83,247	182,773
Voyage expenses	969	1,061	2,030
Vessel operating expenses	17,963	20,837	38,800
Depreciation and amortization	32,113	19,856	51,969
General and administrative [1]	5,973	7,238	13,211
Income from vessel operations	42,508	34,255	76,763
Equity income (loss) [2]	(38)	-	(38)
Investment in and advances to joint venture [2]	141,427	-	141,427
Total assets at December 31, 2006	2,056,247	430,358	2,486,605
Expenditures for vessels and equipment	1,030	7	1,037

	Year Ended December 31, 2005					
	January 1 to May 9, 2005			May 10 to December 31, 2005		
	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $
Voyage revenues	34,883	15,246	50,129	62,762	32,568	95,330
Voyage expenses	49	202	251	1	406	407
Vessel operating expenses	5,971	4,800	10,771	9,651	8,383	18,034
Depreciation and amortization	10,746	4,005	14,751	19,614	8,806	28,420
General and administrative [1]	1,464	1,464	2,928	3,225	3,804	7,029
Income from vessel operations	16,653	4,775	21,428	30,271	11,169	41,440
Total assets at December 31, 2005				1,576,990	448,525	2,025,515
Expenditures for vessels and equipment	-	43,962	43,962	209,220	220,158	429,378

	Year Ended December 31, 2004					
	January 1 to April 30, 2004			May 1 to December 31, 2004		
	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $
Voyage revenues	16,010	24,708	40,718	43,385	39,730	83,115
Voyage expenses	33	1,809	1,842	221	2,869	3,090
Vessel operating expenses	3,106	7,196	10,302	7,509	12,806	20,315
Depreciation and amortization	2,538	6,047	8,585	12,853	13,422	26,275
General and administrative [1]	526	1,577	2,103	1,436	2,939	4,375
Income from vessel operations	9,807	8,079	17,886	21,366	7,694	29,060
Total assets at December 31, 2004				1,423,191	287,058	1,710,249
Expenditures for vessels and equipment	483	5,039	5,522	34,714	48,989	83,703

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
(2) Prior to 2006, the Partnership did not have investments in joint ventures.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)**(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)**

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	December 31, 2006 $	December 31, 2005 $
Total assets of the LNG carrier segment	2,056,247	1,576,990
Total assets of the Suezmax tanker segment	430,358	448,525
Cash and cash equivalents	28,871	34,469
Accounts receivable, prepaid expenses and other assets	15,937	10,831
Consolidated total assets	2,531,413	2,070,815

5. Capital Leases and Restricted Cash

Capital Leases

Teekay Nakilat LNG Carriers. During January 2006, the three subsidiaries of the Partnership, each of which had contracted to have built one LNG carrier (or RasGas II vessels), sold their shipbuilding contracts to SeaSpirit Leasing Limited (or *SeaSpirit*) for aggregate proceeds of $313.0 million, which approximated the accumulated construction costs incurred to that date. The proceeds from the sale were used to partially fund restricted cash deposits. As at December 31, 2006, the Partnership was a party to 30-year capital lease arrangements for the RasGas II vessels, to commence upon the delivery of the respective vessels, one of which delivered on October 31, 2006 and the other two of which delivered in the first quarter of 2007. All amounts below relating to the RasGas II vessel capital leases include the joint venture partner’s 30% share (see Note 15a).

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. The rentals payable under the lease arrangements are predicated on the basis of certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the rentals so as to maintain its agreed after-tax margin. However, the terms of the lease arrangements enable the Partnership to terminate the lease arrangements on a voluntary basis at any time. In the event of a termination of the lease arrangements, the Partnership would be obliged to pay termination sums to the lessor sufficient to repay the lessor’s investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

At the inception of these leases, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. The Partnership’s interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 14). As at December 31, 2006, the commitments under these capital leases approximated $1,123.2 million, including imputed interest of $651.4 million, repayable as follows:

Year	Commitment
2007	$22.9 million
2008	$24.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
Thereafter	$1,004.3 million

Spanish-Flagged LNG Carrier. As at December 31, 2006, the Partnership was a party to a capital lease on one LNG carrier, which is structured as a “Spanish tax lease”. Under the terms of the Spanish tax lease, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. As at December 31, 2006 and 2005, the weighted-average interest rate implicit in the Spanish tax lease was 5.8%. As at December 31, 2006, the commitments under this capital lease, including the purchase obligation, approximated 165.0 million Euros ($217.8 million), including imputed interest of 29.9 million Euros ($39.5 million), repayable as follows:

Year	Commitment
2007	23.3 million Euros ($30.7 million)
2008	24.4 million Euros ($32.2 million)
2009	25.6 million Euros ($33.8 million)
2010	26.9 million Euros ($35.5 million)
2011	64.8 million Euros ($85.6 million)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

On December 31, 2006, the Partnership exercised its option to purchase one of the two LNG carriers that was subject to a capital lease for $59.5 million. During 2003, these two LNG carriers were sold for aggregate proceeds of $399.2 million and leased back on terms described above. The sale of these vessels resulted in a gain of $70.5 million, which was deferred and is being amortized over the remaining estimated useful lives of the vessels.

Suezmax Tankers. As at December 31, 2006, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership's contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At the inception of these leases, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in our lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at December 31, 2006, the remaining commitments under these capital leases, including the purchase obligations, approximated $250.3 million, including imputed interest of $28.1 million, repayable as follows:

Year	Commitment
2007	$ 145.1 million
2008	8.6 million
2009	8.5 million
2010	88.1 million

The Partnership's capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels.

Restricted Cash

Under the terms of the capital leases for the four LNG carriers, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligations to purchase the LNG carriers at the end of the lease periods, where applicable. During vessel construction however, the amount of restricted cash approximates the accumulated vessel construction costs. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 9). The interest rates earned on the deposits approximate the interest rates implicit in the leases.

As at December 31, 2006, the amount of restricted cash on deposit for the three RasGas II vessels was $481.9 million. The Partnership has placed an additional $79.6 million on deposit during the first two months of 2007. The Partnership used existing long-term financing arrangements to fund these remaining restricted cash deposits. As at December 31, 2006, the weighted-average interest rate earned on the deposits was 5.4%.

As at December 31, 2006 and 2005, the amount of restricted cash on deposit for the Spanish-Flagged LNG Carrier was 139.0 million Euros ($183.5 million) and 249.0 million Euros ($295.0 million), respectively. As at December 31, 2006 and 2005, the weighted-average interest rates earned on these deposits were 5.0% and 5.2%, respectively.

The Partnership also maintains restricted cash deposits relating to certain term loans, which cash totaled $5.3 million and $3.3 million as at December 31, 2006 and 2005, respectively.

Operating Leases

Time charters of the Partnership's vessels to third parties are accounted for as operating leases. As at December 31, 2006, minimum scheduled future revenues to be received by the Partnership under time charters then in place were approximately $251.2 million (2007), $257.7 million (2008), $305.4 million (2009), $307.6 (2010), $307.6 million (2011) and $4,146.1 million (thereafter). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years.

6. Intangible Assets and Goodwill

As at December 31, 2006 and 2005, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at December 31, 2006 and 2005 is as follows:

	December 31, 2006 $	December 31, 2005 $
Gross carrying amount	182,552	182,552
Accumulated amortization	(22,488)	(13,358)
Net carrying amount	160,064	169,194

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

All intangible assets were recognized on April 30, 2004 (see Note 3). Amortization expense of intangible assets is as follows:

	Year Ended December 31, 2005		Year Ended December 31, 2004	
January 1 to December 31, 2006 $	January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $
9,130	3,369	5,895	-	6,174

Amortization of intangible assets for the five fiscal years subsequent to December 31, 2006 is expected to be $9.1 million per year.

The carrying amount of goodwill as at December 31, 2006 and December 31, 2005 for the Partnership's reporting segments is as follows:

	LNG Carrier Segment $	Suezmax Tanker Segment $	Total $
Balance as at December 31, 2006 and 2005 (*note 3*)	35,631	3,648	39,279

7. Advances from Affiliates

	December 31, 2006 $	December 31, 2005 $
Advances from Teekay Shipping Corporation (non-interest bearing and unsecured)	62,680	2,025
Advances from Teekay Shipping Corporation (interest bearing)	-	78,166
Other (non-interest bearing and unsecured)	38,939	2,222
Total	101,619	82,413

On October 31, 2006, Teekay Shipping Corporation sold its interest in Teekay Nakilat to the Partnership in exchange for a $89.5 million non-interest bearing and unsecured promissory note (see Note 13f). The promissory note was repayable as follows: $26.9 million (2006) and $62.6 million (2007). The partnership refinanced amounts owing under the note with existing undrawn revolving credit facilities during 2007.

During the period from April 1, 2004 to May 10, 2005, Teekay Shipping Corporation made loans, net of repayments, to a subsidiary of the Partnership totaling 574.7 million Euros ($740.2 million) for the purchase of Teekay Spain (see Note 3), for the repayment of terms loans associated with two of the Partnership's LNG carriers and to settle interest rate swaps (see Note 14). These loans, including 2.0 million Euros ($2.6 million) of unpaid accrued interest, were contributed by Teekay Shipping Corporation to the Partnership in connection with the IPO.

Interest incurred on advances from affiliates for the periods from January 1, 2005 to May 9, 2005 and May 1, 2004 to December 31, 2004, totaled $7.3 million and $10.1 million, respectively. The Partnership did not incur interest expense on advances from affiliates in any other period presented.

8. Accrued Liabilities

	December 31, 2006 $	December 31, 2005 $
Voyage and vessel expenses	2,529	3,254
Interest	8,467	2,114
Payroll and benefits	2,603	2,421
Total	13,599	7,789

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

9. Long-Term Debt

	December 31, 2006 $	December 31, 2005 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	43,000	29,000
U.S. Dollar-denominated Term Loans due through 2019[1]	360,661	205,882
U.S. Dollar-denominated Term Loans due through 2020 (variable interest entities)[1]	60,458	-
U.S. Dollar-denominated Unsecured Demand Loan	35,144	33,500
Euro-denominated Term Loans due through 2023	411,319	377,352
	910,582	645,734
Less current portion	30,435	8,103
Total	880,147	637,631

(1)   As at December 31, 2006, long-term debt related to newbuilding vessels to be delivered was $266.3 million (2005 - $319.6 million).

As at December 31, 2006, the Partnership had two long-term revolving credit facilities (or the *Revolvers*) available, which, as at such date, provided for borrowings of up to $458.6 million, of which $415.6 million was undrawn. Interest payments are based on LIBOR plus margins. The amount available under the Revolvers reduces by $17.7 million (2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011) and $364.5 million (thereafter). Both Revolvers may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership's vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $360.7 million. One tranche of the term loan bears interest at a fixed rate of 5.39%. Interest payments on the balance of the term loan is based on LIBOR plus margins. The term loan reduces in quarterly payments commencing three months after delivery of each LNG newbuilding. Once fully drawn, the loan will have approximately $56 million per vessel in bullet repayments, due at maturity. The term loan is collateralized by first-priority mortgages on the vessels to which the loan relates, together with certain other collateral and guarantees from the Partnership.

Teekay Nakilat (III), a variable interest entity for which the Partnership is the primary beneficiary, has a U.S. Dollar-denominated term loan outstanding, which, as at December 31, 2006, totaled $60.5 million. Interest payments on the term loan is based on LIBOR plus a margin. The term loan reduces in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other collateral including an undertaking from Teekay Shipping Corporation. Upon transfer of the ownership of Teekay Nakilat (III) from Teekay Shipping Corporation to the Partnership, the rights and obligations of Teekay Shipping Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

The Partnership has one U.S. Dollar-denominated loan outstanding owing to a joint venture partner, which, as at December 31, 2006, totaled $35.1 million, including accrued interest. Interest payments on this loan are based on a fixed interest rate of 4.84%, commencing February 2008.

The Partnership has two Euro-denominated term loans outstanding, which, as at December 31, 2006 totaled 311.6 million Euros ($411.3 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases (see Note 5). Interest payments are based on EURIBOR plus margins. The term loans reduce in monthly payments with varying maturities through 2023 and are collateralized by first-preferred mortgages on the vessels to which the loans relate, together with certain other collateral and guarantees from Teekay Spain.

The weighted-average effective interest rate for the Partnership's long-term debt outstanding at December 31, 2006 and 2005 was 5.5% and 4.3%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 14). At December 31, 2006, the margins on the Partnership's long-term debt ranged from 0.50% to 1.30%.

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due substantially to this revaluation, the Partnership recognized foreign exchange gains (losses) during the periods presented as follows:

	Year Ended December 31, 2005		Year Ended December 31, 2004	
January 1 to December 31, 2006 $	January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $
(39,538)	52,295	29,524	18,010	(78,831)

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

The aggregate annual long-term debt principal repayments required for periods subsequent to December 31, 2006 are $30.4 million (2007), $30.9 million (2008), $32.9 million (2009), $33.7 million (2010), $231.4 million (2011) and $551.3 million (thereafter).

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, a maximum level of leverage be maintained and requires one of the Partnership's subsidiaries to maintain restricted cash deposits. The Partnership's ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans and the Revolvers.

10. Fair Value of Financial Instruments

Long-term debt - The fair values of the Partnership's fixed-rate long-term debt are either based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.

Interest rate swaps - The fair value of the Partnership's derivative instruments, used for hedging purposes, is the estimated amount that the Partnership would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparties.

The estimated fair value of the Partnership's financial instruments is as follows:

	December 31, 2006		December 31, 2005	
	Carrying Amount $	Fair Value $	Carrying Amount $	Fair Value $
Cash and cash equivalents and restricted cash	699,629	699,629	332,792	332,792
Advances to joint ventures	61,333	61,333	-	-
Long-term debt (*note 9*)	(910,582)	(907,849)	(645,734)	(645,734)
Advances from affiliates (*note 7*)	(101,619)	(101,619)	(82,413)	(82,413)
Interest rate swap agreements (*note 14*)	(13,801)	(13,801)	(33,703)	(33,703)

The Partnership transacts all of its derivative instruments through investment-grade-rated financial institutions and requires no collateral from these institutions.

11. Other Income (Loss) - Net

		Year Ended December 31, 2005		Year Ended December 31, 2004	
	January 1 to December 31, 2006 $	January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $
Interest rate swaps gain	-	-	-	3,985	-
Loss on cancellation of interest rate swaps	-	(7,820)	-	-	-
Gain (loss) on sale of assets	-	-	186	(11,922)	3,428
Write-off of capitalized loan costs	-	(7,462)	-	-	-
Income tax recovery (expense)	567	(2,648)	2,910	645	(967)
Minority interest recovery	1,729	-	-	-	-
Miscellaneous	(54)	3	(189)	343	(119)
Other income (loss) - net	2,242	(17,927)	2,907	(6,949)	2,342

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

12. Comprehensive Income (Loss)

| | | Year Ended December 31, 2005 | | Year Ended December 31, 2004 | |
	January 1 to December 31, 2006 $	January 1 to May 9, 2005 $	May 10 to December 31, 2005 $	January 1 to April 30, 2004 $	May 1 to December 31, 2004 $
Net income (loss)	(9,591)	29,215	50,332	16,164	(84,395)
Other comprehensive income (loss):					
Unrealized gain (loss) on derivative instruments	14,967	(22,874)	(26,622)	-	(57,444)
Reclassification adjustment for loss on derivative instruments included in net income	8,084	14,359	6,313	-	13,766
Unrealized gain (loss) on available-for-sale securities	-	-	-	467	-
Reclassification adjustment for loss (gain) on available-for-sale securities included in net income	-	-	-	(55)	-
Comprehensive income (loss)	13,460	20,700	30,023	16,576	(128,073)

13. Related Party Transactions

a) On May 6, 2005, Teekay Shipping Corporation contributed all of the outstanding shares of Luxco, all but $54.9 million of the notes receivable from Luxco, and all of the outstanding equity interests of Granada Spirit L.L.C., which owned the Suezmax tanker, the *Granada Spirit*, to the Partnership in connection with the IPO on May 10, 2005 of common units, which represent limited partner interests in the Partnership. The Partnership subsequently repaid the $54.9 million note receivable.

b) In connection with the IPO, the Partnership entered into an omnibus agreement with Teekay Shipping Corporation, the General Partner and other related parties governing, among other things, when the Partnership and Teekay Shipping Corporation may compete with each other and certain rights of first offer on LNG carriers and Suezmax tankers.

In December 2006, the omnibus agreement was amended in connection with the initial public offering of Teekay Offshore Partners L.P (or Teekay Offshore). As amended, the agreement governs, among other things, when the Partnership, Teekay Shipping Corporation and Teekay Offshore may compete with each other and certain rights of first offer on LNG carriers, oil tankers, shuttle tankers, floating storage and offtake units and floating production, storage and offloading units.

c) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Shipping Corporation pursuant to which the Teekay Shipping Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the year ended December 31, 2006, the Partnership incurred $4.0 million of costs for these services. During the period from May 10, 2005 to December 31, 2005, the partnership incurred $1.1 million of these costs.

d) The Partnership reimburses the General Partner for all expenses necessary or appropriate for the conduct of the Partnership's business. During the year ended December 31, 2006, the Partnership incurred $0.5 million of these costs. During the period from May 10, 2005 to December 31, 2005, the partnership incurred $0.2 million of these costs.

e) The Partnership is a party to an agreement with Teekay Shipping Corporation pursuant to which Teekay Shipping Corporation has provided the Partnership with off-hire insurance for its LNG carriers since January 1, 2006. During the year ended December 31, 2006, the Partnership incurred $0.9 million of these costs.

f) On October 31, 2006, the Partnership acquired Teekay Shipping Corporation's 100% ownership interest in Teekay Nakilat Holdings Corporation (or *Teekay Nakilat Holdings*). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest in capital leases relating to three LNG carriers. The purchase price for the 70% interest in Teekay Nakilat was $89.5 million, however is subject to refinement upon determination of the final construction costs of all three LNG carriers. The Partnership paid $26.9 million of this amount in 2006, with the remaining amount due in 2007. The purchase occurred upon the delivery of the first LNG carrier. The remaining two LNG carriers were delivered in the first quarter of 2007.

g) In December 2004, Teekay Spain sold the *Granada Spirit* to a subsidiary of Teekay Shipping Corporation for $26.5 million. The resulting gain on sale of $4.9 million was accounted for as an equity contribution. This sale was done in connection with a drydocking and re-flagging of the vessel. Teekay Spain operated the vessel on the spot market prior to this sale.

Upon the closing of the IPO, Teekay Shipping Corporation's contributed to the Partnership the Granada Spirit LLC, which owns the vessel, and the Partnership entered into a short-term, fixed-rate time charter and vessel sales agreement with a subsidiary of Teekay Shipping Corporation for the *Granada Spirit*.

On May 26, 2005, the Partnership sold the *Granada Spirit* to a subsidiary of Teekay Shipping Corporation for $20.6 million, resulting in a gain on sale of $0.2 million. Net voyage revenues earned under the short-term time-charter contract with Teekay Shipping Corporation were $0.5 million.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

h) In early 2005, the Partnership completed the sale of the *Santiago Spirit* (a newly constructed, double-hulled Suezmax tanker delivered in March 2005) to a subsidiary of Teekay Shipping Corporation for $70.0 million. The resulting $3.1 million loss on sale, net of income taxes, was accounted for as an equity distribution.

i) The Partnership's Suezmax tanker, the *Toledo Spirit*, which was delivered in July 2005, operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The Partnership has entered into an agreement with Teekay Shipping Corporation under which Teekay Shipping Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Shipping Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. During the year ended December 31, 2006, the Partnership incurred $4.6 million of amounts owing to Teekay Shipping Corporation as a result of this agreement. During the period from May 10, 2005 to December 31, 2005, the Partnership incurred $2.8 million of amounts owing to Teekay Shipping Corporation as a result of this agreement.

j) Concurrently with the closing of the Partnership's Follow-On Offering in, the Partnership acquired from Teekay Shipping Corporation three double-hulled Suezmax oil tankers and related long-term, fixed-rate time charters for an aggregate price of $180.0 million. The excess of the proceeds paid by the Partnership over Teekay Shipping Corporation's historical book value was accounted for as an equity distribution of $27.8 million. These vessels are chartered to a subsidiary of ConocoPhillips, an international, integrated energy company. The Partnership financed the acquisition with the net proceeds of the public offering, together with borrowings under one of the Revolvers and cash balances.

k) In July 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Shipping Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest. All amounts below include the joint venture partner's 30% share. In connection with this award, Teekay Shipping Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at December 31, 2006 payments made towards these commitments by the joint venture company totaled $82.3 million, excluding $8.6 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $294.6 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts were $183.4 million in 2007, $75.1 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 70% ownership interest in these two vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier (see note 15a).

l) In August 2005, Teekay Shipping Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or *RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Shipping Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat), which owns a 60% interest. In connection with this award, Teekay Shipping Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which Teekay Shipping Corporation's 40% portion is $400.7 million), excluding capitalized interest. As at December 31, 2006, payments made towards these commitments by the joint venture company totaled $351.5 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company's 40% contribution was $140.6 million). Long-term financing arrangements existed for all the remaining $650.2 million unpaid cost of these LNG carriers. As at December 31, 2006, the remaining payments required to be made under these newbuilding contracts (including the joint venture partners' 60% share) were $449.9 million in 2007 and $200.3 million in 2008. Pursuant to existing agreements, Teekay Shipping Corporation was required to offer its 40% ownership interest in these four vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier (see note 15a).

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

14. Derivative Instruments and Hedging Activities

The Partnership uses derivatives only for hedging purposes. As at December 31, 2006, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership's floating-rate debt has been swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Liability $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%)[1]
LIBOR-Based Debt:					
U.S. Dollar-denominated interest rate swaps[2]	LIBOR	457,864	20,437	30.1	4.9
U.S. Dollar-denominated interest rate swaps[3]	LIBOR	234,000	(20,161)	12.0	6.2
U.S. Dollar-denominated interest rate swaps[4]	LIBOR	405,000	(1,082)	14.0	5.2
LIBOR-Based Restricted Cash Deposit:					
U.S. Dollar-denominated interest rate swaps[2]	LIBOR	452,036	(26,059)	30.1	4.8
EURIBOR-Based Debt:					
Euro-denominated interest rate swaps[5]	EURIBOR	411,318	13,064	17.5	3.8

(1) Excludes the margins the Partnership pays on its floating-rate debt, which, at December 31, 2006 ranged from 0.5% to 1.3%. (see Note 9).

(2) Principal amount reduces quarterly upon delivery of each LNG newbuilding.

(3) Inception dates of interest rate swaps are 2006 ($78.0 million) and 2007 ($156.0 million).

(4) Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat III, variable interest entities in which the Partnership is the primary beneficiary. Inception dates of swaps are 2006 ($160.0 million), 2007 ($70.0 million) and 2009 ($175.0 million).

(5) Principal amount reduces monthly to 70.1 million Euros ($92.5 million) by the maturity dates of the swap agreements.

During April 2005, the Predecessor repaid term loans of $337.3 million on two LNG carriers and settled related interest rate swaps. The Predecessor recognized a loss of $7.8 million as a result of these interest rate swap settlements. During April 2005, the Predecessor also settled interest rate swaps associated with 322.8 million Euros ($390.5 million) of term loans and entered into new swaps of the same amount with a lower fixed interest rate. A loss of 39.2 million Euros ($50.4 million) relating to these interest rate swap settlements has been deferred in accumulated other comprehensive income and is being recognized over the remaining terms of the term loans. The cost to settle all of these interest rate swaps was $143.3 million.

Changes in the fair value of the designated interest rate swaps (cash flow hedges) have been recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of a derivative's change in fair value is immediately recognized into income and is presented as interest expense. During the years ended December 31, 2006 and December 31, 2005, the ineffective portion of the Partnership's interest rate swaps was nominal.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

As at December 31, 2006, the Partnership estimates, based on current interest rates, that it will reclassify approximately $6.9 million of net loss on derivative instruments from accumulated other comprehensive income to income during the next 12 months due to the payment of interest expense associated with the floating-rate debt and the amortization of the April 2005 deferred loss on the settlement of interest rate swaps.

As at December 31, 2006 and 2005, the Partnership's accumulated other comprehensive loss of $49.5 million and $72.5 million, respectively consisted of net unrealized losses on derivative instruments.

15. Commitments and Contingencies

(a) On November 1, 2006, the Partnership entered into an agreement with Teekay Shipping Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat III (see Notes 13f and 13k). Teekay Tangguh owns two LNG newbuildings and the related 20-year time charters. Teekay Nakilat III owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings, which are scheduled for 2008. The purchase price, which is dependent upon the total construction costs of the vessels, for the 70% interest in Teekay Tangguh and Teekay Nakilat III is estimated to be approximately $60 million and $80 million, respectively.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (or *FIN 46*). In general, a variable interest entity (or *VIE*) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a *variable interest holder*) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both, then FIN 46 requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. In addition, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat III in its consolidated financial statements effective November 1, 2006, as both entities are VIE's and the Partnership became their primary beneficiary upon its agreement to acquire interests in these entities.. The assets and liabilities of Teekay Tangguh and Teekay Nakilat III are reflected in the Partnership's financial statements at historical cost as the Partnership and these two VIE's are under common control.

The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat III as at December 31, 2006.

	December 31, 2006 $
ASSETS	
Prepaid expenses and other current assets	3
Advances on newbuilding contracts	84,184
Investment in and advances to joint ventures	141,427
Other assets	6,035
Total assets	231,649
LIABILITIES AND SHAREHOLDERS' DEFICIT	
Accrued liabilities	562
Advances from affiliates	7,366
Long-term debt relating to newbuilding vessels to be delivered	60,458
Other long-term liabilities	2,100
Total liabilities	70,486
Minority interest	24,559
Total shareholders' equity	136,604
Total liabilities and shareholders' equity	231,649

The Partnership's maximum exposure to loss at December 31, 2006, as a result of its commitment to purchase Teekay Shipping Corporation's interests in Teekay Tangguh and Teekay Nakilat III, is limited to the purchase price of its interest in both entities, which is expected to be approximately $60 million and $80 million, respectively.

(b) In December 2006, the Partnership announced that it has agreed to acquire three liquefied petroleum gas (or *LPG*) carriers from I.M. Skaugen ASA (or *Skaugen*), which engages in the marine transportation of petrochemical gases and LPG and the lightening of crude oil, for approximately $29.2 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance the acquisition of these vessels through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed rates for a period of 15 years.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

16. Supplemental Cash Flow Information

a) The changes in non-cash working capital items related to operating activities for the years ended December 31, 2006, 2005 and 2004 are as follows:

	Year Ended December 31, 2006 $	Year Ended December 31, 2005 $	Year Ended December 31, 2004 $
Accounts receivable	(5,189)	4,220	(2,002)
Prepaid expenses	(7,228)	(820)	(2,962)
Other current assets	(194)	1,156	-
Accrued interest on restricted cash	(5,374)	-	-
Accounts payable	(816)	(5,531)	7,016
Accrued liabilities	5,706	1,565	2,606
Unearned revenue	545	1,882	3,972
Advances from affiliates	8,408	2,222	-
Total	(4,142)	4,694	8,630

b) During the period from May 10, 2005 to September 30, 2005, two LNG newbuilding construction payments relating to the RasGas II vessels and totaling $68.6 million were paid by the Partnership's affiliate, Teekay Shipping Corporation, in exchange for equity interests in Teekay Nakilat. During December 2005, $111.7 million of equity in Teekay Nakilat of Teekay Shipping Corporation and Qatar Gas Transport Company Ltd. (Nakilat) was converted to interest-bearing shareholder loans. (See Notes 13 and 15).

c) Cash interest paid on long-term debt, advances from affiliates and capital lease obligations during the years ended December 31, 2006, 2005 and 2004 totaled $79.9 million, $79.1 million and $57.0 million, respectively.

d) No taxes were paid for the year ended December 31, 2006. Taxes paid during the years ended December 31, 2005 and 2004 totaled $6.5 million and $2.1 million, respectively.

e) On October 31, 2006, the first of the Partnership's three RasGas II vessels delivered and commenced operations under a capital lease. The present value of the minimum lease payments for this vessel was $157.6 million. This transaction was treated as a non-cash transaction in the Partnership's consolidated statement of cash flows.

17. Net Income (Loss) Per Unit

Net income (loss) per unit is determined by dividing net income (loss), after deducting the amount of net income allocated to the General Partner's interest from the issuance date of the units of May 10, 2005, as described below, by the weighted-average number of units outstanding during the period. For periods prior to May 10, 2005, such units are deemed equal to the common and subordinated units received by Teekay Shipping Corporation in exchange for net assets contributed to the Partnership, or 23,469,144 units.

As required by Emerging Issues Task Force Issue No. 03-6, *Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share*, the general partner's, common unit holders' and subordinated unitholders' interests in net income are calculated as if all net income for periods subsequent to May 10, 2005 were distributed according to the terms of the Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership's Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items. Net loss for the year ended December 31, 2006 was $9.6 million, which included a $39.5 million foreign currency translation loss relating primarily to long-term debt denominated in Euros. The limited partners' interest in net loss for this period was $9.4 million. The actual cash distributions paid to the limited partners for the year ended December 31, 2006 totaled $63.0 million.

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the four quarters that comprise the year ended December 31, 2006, net income did not exceed $0.4625 per unit and consequently, the General Partner did not have the right to receive an increasing percentage of assumed distributions after a $0.4625 per unit quarterly distribution, for purposes of the net income per unit calculation.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
(Successor to Teekay Luxembourg S.a.r.l.)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data or unless otherwise indicated)

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the periods from January 1 to March 31, 2006 and July 1 to September 30, 2006, net income did not exceed $0.4625 per unit and consequently the assumed distribution of net income did not result in the use of the increasing percentages to calculate the General Partner's interest in net income. During the periods from April 1 to June 30, 2006 and October 1 to December 31, 2006, the Partnership incurred a net loss, and consequently, assumed distributions of net loss resulted in equal distributions of net loss between the subordinated unit holders and common unit holders.

18. Subsequent Events

In January 2007, the Partnership acquired a 2000-built LPG carrier from Teekay Shipping Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18 million. The purchase was financed with one of the Partnership's existing Revolvers. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of nine years.

EXHIBIT 8.1

LIST OF SIGNIFICANT SUBSIDIARIES

The following is a list of Teekay LNG Partners L.P.'s significant subsidiaries as at December 31, 2006:

Name of Significant Subsidiary	State or Jurisdiction of Incorporation	Proportion of Ownership Interest
NAVIERA TEEKAY GAS, SL	SPAIN	100%
NAVIERA TEEKAY GAS II, SL	SPAIN	100%
NAVIERA TEEKAY GAS III, SL	SPAIN	100%
NAVIERA TEEKAY GAS IV, SL	SPAIN	100%
SINGLE SHIP LIMITED LIABILITY COMPANIES	MARSHALL ISLANDS	100%
TEEKAY LUXEMBOURG SARL	LUXEMBOURG	100%
TEEKAY NAKILAT HOLDINGS CORPORATION	MARSHALL ISLANDS	100%
TEEKAY NAKILAT CORPORATION	MARSHALL ISLANDS	70%
TEEKAY NAKILAT (II) LIMITED	UNITED KINGDOM	70%
TEEKAY SHIPPING SPAIN SL	SPAIN	100%

EXHIBIT 12.1

CERTIFICATION

I, Peter Evensen, certify that:

1. I have reviewed this Annual Report on Form 20-F of Teekay LNG Partners, L.P. (the "***Registrant***");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I and the Registrant's other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I and the Registrant's other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the board of directors of the Registrant's general partner (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: April 19, 2007

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer

EXHIBIT 12.2

CERTIFICATION

I, Peter Evensen, certify that:

1. I have reviewed this Annual Report on Form 20-F of Teekay LNG Partners, L.P. (" *the Registrant*");

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. I and the Registrant's other certifying officer (which is also myself) are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the Registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

5. I and the Registrant's other certifying officer (which is also myself) have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of the board of directors of the Registrant's general partner (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

Dated: April 19, 2007

By: /s/ Peter Evensen
Peter Evensen
Chief Financial Officer

EXHIBIT 13.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO SECTION 906
OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Teekay LNG Partners L.P. (the *"Partnership"*) on Form 20-F for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the *"Form 20-F"*), I, Peter Evensen, Chief Executive Officer and Chief Financial Officer of the Partnership, certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Form 20-F fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)); and

(2) The information contained in the Form 20-F fairly presents, in all material respects, the financial condition and results of operations of the Partnership.

Dated: April 19, 2007

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer

Exhibit 15.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-124647) pertaining to the Teekay LNG Partners L.P. 2005 Long Term Incentive Plan and in the Registration Statement (Form F-3 No. 333-137697) and related prospectus of Teekay LNG Partners L.P. for the registration of up to $400,000,000 in total aggregate offering price of an indeterminate number of common units and debt securities of our report dated December 13, 2006 of our report dated March 12, 2007, with respect to the consolidated financial statements of Teekay LNG Partners L.P. and its subsidiaries included in the Annual Report (Form 20-F) for the year ended December 31, 2006.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

Vancouver, Canada   /s/ ERNST & YOUNG LLP
April 19, 2007   Chartered Accountants`